GENERAL PROPERTY TRUST


05005397

20 January 2005


SEC MAIL PROCESSING
JAN 2 4 2005
WASH. D.C. 202 SECTION

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: Company: GPT Management Limited
File No: 82 - 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
11/01/2005	Letter to Unitholders
22/12/2004	Target's Statement – Off-market bid re T/O from SGP
21/12/2004	GPT Recommends Unitholders Do Not Accept SGP Bid
20/12/2004	Independent Expert Recommend Against Acceptance of SGP Offer
16/12/2004	Letter to Unitholders

Yours faithfully
GPT Management Limited



James Coyne
Legal Counsel and Company Secretary


PROCESSED
JAN 2 7 2005
THOMSON
FINANCIAL

dlw 1/27

22574

GPT

GENERAL PROPERTY TRUST


SEC MAIL
PROCESSING
JAN 2 4 2005
WASH. D.C.
SECTION

GPT Management Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

11 January 2005

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust - Letter to Unitholders

In accordance with Listing Rule 3.17, attached is a letter to be sent to Unitholders today.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

GPT

GENERAL PROPERTY TRUST


SEC MAIL PROCESSING
JAN 2 4 2005
WASH. D.C. 202 SECTION

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

7 January 2005

GPT'S INDEPENDENT DIRECTORS HAVE RECOMMENDED THAT YOU DO NOT ACCEPT THE STOCKLAND OFFER

Dear Unitholder

You will recently have received a letter from Stockland indicating that has extended the period of its offer to acquire all of GPT's units, and you may have seen some newspaper advertisements relating to that extension.

You should be in no doubt that GPT's Independent Directors continue to recommend to all GPT Unitholders that you do **NOT** accept the Stockland offer.

As GPT's Target's Statement issued just before Christmas explained, GPT's Independent Directors do not believe that the Stockland offer is in the best interests of GPT's Unitholders, as in our opinion it does NOT:

- Adequately reflect the unique nature and strategic value of GPT's portfolio;
- Adequately compensate GPT Unitholders for the risk inherent in a merged GPT/Stockland, which is greater than the risk in a stand alone GPT;
- Address the concerns of your Independent Directors surrounding Stockland's experience and ability to manage the materially different and more complex GPT portfolio and associated development programmes;
- Offer choice to GPT Unitholders.

If, as your Independent Directors recommend, you do not wish to accept the Stockland offer, you should ignore all documents sent to you by Stockland, and simply do nothing.

If you have any questions, please call the Unitholder Information Line on **1800 350 150.**

Yours sincerely

Peter Joseph
Chairman

File No 34819

GPT

GENERAL PROPERTY TRUST


SEC MAIL PROCESSING
RECEIVED
JAN 2 4 2005
WASH, D.C.
202
SECTION

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

22 December 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust – Target's Statement

In accordance with section 633(1) item 14 of the Corporations Act, attached is the GPT Target's Statement prepared in response to the Stockland Bidder's Statement dated 24 November 2004.

The Target's Statement has been lodged with the Australian Securities & Investments Commission and was sent to Stockland earlier today.

GPT has today commenced despatch of the Target's Statement to GPT unitholders.

Yours faithfully
GPT Management Limited

James Coyne
Company Secretary

General Property Trust

GPT

Target's Statement by GPT Management Limited (ABN 94 000 335 473) as responsible entity of General Property Trust (ARSN 090 110 357) in response to the offer by Stockland Trust Management Limited (ABN 86 001 900 741) as responsible entity of Stockland Trust (ARSN 092 897 348)

Your GPT Independent Directors recommend that you do **not** accept the Stockland Offer: it does **not** represent fair value for your GPT Units

SIMPLY DO NOTHING

Financial Adviser


MACQUARIE

Legal Adviser

Allens Arthur Robinson

This is an important document and requires your immediate attention. You should read all of the document. If you are in doubt as to what you should do, you should consult your investment, financial, taxation or other professional adviser.

If you have any questions, please contact the GPT UNITHOLDER INFORMATION LINE on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia).

Reasons why you should **not** accept the Stockland Offer

1. **The Stockland Offer undervalues GPT**
2. **Reduction in asset quality and value**
3. **Integration and management risks**
4. **Residential development risk**
5. **Independent Expert recommends against acceptance of the Offer in its present form at the present time**

Important Notices

This is the Target's Statement dated 22 December 2004 issued under Part 6.5 Division 3 of the Corporations Act by GPT Management Limited (ABN 94 000 335 473) as responsible entity of General Property Trust (ARSN 090 110 357). This Target's Statement is given in response to the Bidder's Statement.

A copy of this Target's Statement was lodged with ASIC on 22 December 2004. Neither ASIC nor any of its officers takes any responsibility for the content of this Target's Statement.

A copy of this Target's Statement has also been provided to the ASX. Neither the ASX nor any of its officers takes any responsibility for the content of this Target's Statement.

Defined Terms & Interpretation

Capitalised terms used in this Target's Statement are defined in the section titled "Interpretation and Authorisation". This section also sets out some rules of interpretation which apply to this Target's Statement.

Disclaimer regarding Forward-Looking Statements

This Target's Statement contains statements in the nature of forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Unitholders should note that forward-looking statements are only predictions and are subject to inherent uncertainties in that they may be affected by a variety of known and unknown risks, variables and other factors which could cause actual values or results, performance or achievements to differ materially from implied values or anticipated results, performance or achievements expressed or implied in those forward-looking statements. These risks, variables and other factors include matters specific to the listed property trust sector as well as economic and financial market conditions; legislative, fiscal or regulatory developments; the price performance of GPT Units, including the risk of possible decline in the absence of the Stockland Offer or other takeover or merger speculation; and risks associated with the businesses and operations of GPT. None of GPT Management, any of its officers or any person named in this Target's Statement with their consent or any person involved in the preparation of this Target's Statement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this Target's Statement will be achieved, and you are cautioned not to place undue reliance on these statements. The forward-looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement.

No Investment Advice

The information in this Target's Statement does not constitute financial product advice. This Target's Statement has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you read this Target's Statement in its entirety before making any investment decision and any decision relating to the Stockland Offer. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

GPT UNITHOLDER INFORMATION LINE

If you have any questions, please contact the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia). Please note that, as required by the Corporations Act, calls to the information line will be recorded and those recordings will be indexed and stored.

GPT

GENERAL PROPERTY TRUST

22 December 2004
Dear Unitholder

Do Nothing - Do Not Accept the Stockland Offer

Following the termination of the Lend Lease Merger Proposal, Stockland has proceeded with its unsolicited all scrip takeover offer which was announced on 8 November 2004. The Stockland Bidder's Statement was handed to us on 24 November 2004.

Takeovers Panel Required Stockland to Issue "Corrective Statement"

After reviewing the Bidder's Statement, we asked Stockland to make amendments to statements which we considered to be misleading to our unitholders. They refused to do so and this left us with no option other than to refer the matter to the Takeovers Panel, a body responsible for overseeing the conduct of public company merger proposals in Australia.

The Panel, after due consideration, required Stockland to address the impact of materially misleading statements in, and material omissions from, the Bidder's Statement, by requiring them to issue a "Corrective Statement".

Accordingly, shortly after 13 December 2004, you would have received a Bidder's Statement from Stockland, accompanied by the Corrective Statement, as ordered by the Takeovers Panel. Those documents were prepared by Stockland.

The formal position is that this Target's Statement responds to the Bidder's Statement, as amended by the Corrective Statement.

Independent Directors' Opinion

Your Independent Directors have concluded that the Stockland Offer is not in the best interests of GPT Unitholders.

In our opinion, the Stockland Offer:

1. Does not adequately reflect the unique nature and strategic value of GPT's portfolio
2. Does not adequately compensate GPT Unitholders for the risk inherent in the merged GPT/Stockland. The Stockland Offer, if successful, entails greater risk than GPT on a stand-alone basis
3. Does not address the concerns of your Independent Directors surrounding Stockland's experience and ability to manage the materially different, larger and more complex GPT portfolio and associated development programmes. Nor does the Stockland Offer seek to put forward a credible plan to acquire such necessary expertise
4. Does not offer choice to GPT Unitholders

Independent Directors' Advice to GPT Unitholders

Accordingly, your Independent Directors unanimously recommend that you DO NOT accept the Stockland Offer. To do this, simply do nothing.

Other Alternatives Being Considered

Your Independent Directors are continuing to explore all alternatives that we consider may be in your best interests compared with the Stockland Offer.

Your Independent Directors do not believe that the Stockland Offer fairly reflects the fact that GPT's assets are being used to de-risk Stockland's existing business, which has a major exposure to the slowing Australian residential land development market. GPT's great strength is the size, diversification and quality of its $8 billion portfolio built up over more than three decades. The inferior quality of Stockland's assets will only weaken this advantage.

Independent Expert Recommends Against Acceptance of the Stockland Offer in its Present Form at the Present Time

The Independent Expert (Grant Samuel & Associates Pty Limited) was appointed by your Independent Directors to provide an independent expert's opinion and has concluded that there are no compelling reasons to accept the Stockland Offer in its present form at the present time. It concluded that the Stockland Offer is not fair although there are some grounds on which the Stockland Offer could be argued to be reasonable and recommends that GPT Unitholders wait to see what other proposals emerge, or whether Stockland improves its offer.

You should read carefully the report of the Independent Expert, commencing on page 25 of this Target's Statement.

GPT Governance Process

In light of the connections between the responsible entity of GPT and Lend Lease, there has been a particular focus on corporate governance requirements. Following an earlier merger proposal from Lend Lease, various steps have been taken to ensure the independence and integrity of the processes by which your Independent Directors evaluated that proposal, and subsequently the proposal which has now been received from Stockland.

While there are no connections between GPT and Stockland, steps have been taken to ensure the independence and integrity of the processes by which your Independent Directors evaluated the Stockland proposal, and made this recommendation to Unitholders.

...cont

These steps have included the continued appointment of Blake Dawson Waldron lawyers as governance adviser and the adoption and maintenance of a governance protocol. On the basis of their observations, including attendance at GPT Board meetings and meetings with advisers, and from the information provided to them, Blake Dawson Waldron have confirmed that they are satisfied that your Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the Stockland proposal in accordance with the governance protocol and that the governance protocol has been complied with in all material respects.

Further Information

If you have any questions in relation to this Target's Statement, please contact the GPT Unitholder information line on 1800 351 150 (in Australia) and 61 2 9278 9045 (if overseas) between 8:00am and 5:00pm Monday to Friday (excluding public holidays).

You should do nothing if, as your Independent Directors and the Independent Expert recommend, you do not wish to accept the Stockland Offer. We will continue to keep you informed of developments as they occur.

Yours sincerely



Peter Joseph
Chairman

Reasons not to accept the Stockland Offer

DO NOTHING

You should **DO NOTHING** if, as your Independent Directors and the Independent Expert recommend, you do not wish to accept the Stockland Offer

Q. What do the Independent Directors recommend?

A. The Independent Directors unanimously recommend that you DO NOT accept the Stockland Offer.

If there is a change in the recommendation or any material developments in relation to GPT, a supplementary target's statement will be prepared. GPT will notify GPT Unitholders of any new recommendation by mail and by notice posted on GPT's website (www.gpt.com.au) and lodged with the Australian Stock Exchange.

Q. What are the reasons for the Independent Directors' recommendation?

A. A full discussion of the reasons for the recommendation of the Independent Directors is set out in the section titled "Why You Should Not Accept the Stockland Offer".

Q. What does the Independent Expert say?

A. The Independent Expert, Grant Samuel & Associates Pty Limited, has concluded there are no compelling reasons to accept the Stockland Offer in its present form at the present time and that the Offer is not fair although there are some grounds on which the Stockland Offer could be argued to be reasonable.

The Independent Expert recommends that GPT Unitholders wait to see what other proposals emerge and advises that it would be unwise to assume that, at this stage, no better alternative will come forward. The Independent Expert's report appears at page 25.

Q. What choices do you have?

A. As an investor in GPT, you have three choices currently available to you. You can:

—(not accept) If you do not wish to accept the Offer, you should do nothing;

—(sell) You can still sell your GPT Units on market for cash. You should contact your broker or financial adviser to obtain the latest prices for GPT Units and to determine the tax implications of the sale; or

—(accept) Your Independent Directors unanimously recommend that you DO NOT accept the Stockland Offer, but you may elect to do so. The Bidder's Statement contains details of how to accept the Offer.

GPT encourages you to consider your personal financial circumstances and to seek professional advice before making any decision in relation to your GPT Units.

Q. What should you do?

A. If you wish to follow the Independent Directors' and Independent Expert's recommendation, you should do nothing.

If you wish to sell on market, you should contact your broker. See the next question and answer for further information about selling on market.

If you wish to accept the Stockland Offer, you should read the Bidder's Statement. The Bidder's Statement contains details of how to accept the Stockland Offer.

If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

Q. How do you sell on market?

A. To sell your GPT Units on market, you should contact your broker.

If you sell your GPT Units on market, you will receive cash. However, you may be liable for CGT and brokerage fees on the sale.

On 16 December 2004, GPT Units closed at $3.71. More recent GPT Unit prices can be obtained from the ASX website at www.asx.com.au or GPT's website at www.gpt.com.au.

Q. When do you have to make a decision?

A. The Stockland Offer will close at 7:00pm (Sydney time) on 14 January 2005, subject to Stockland's right to extend under the Corporations Act.

Q. What is the consideration under the Stockland Offer?

A. Under the Stockland Offer, Stockland is offering 0.608 Stockland Securities for each GPT Unit you hold. The table below shows the number of Stockland Securities you will receive based on different holdings of GPT Units.

Number of GPT Units	Number of Stockland Securities received under the Offer
250	152
500	304
750	456
1,000	608
3,000	1,824
5,000	3,040
10,000	6,080

Q. Are there any conditions to the Stockland Offer?

A. Yes, the Stockland Offer is conditional. The conditions to the Stockland Offer are set out in the Bidder's Statement.

Q. What happens if the conditions of the Stockland Offer are not satisfied or waived?

A. If the conditions of the Stockland Offer are not satisfied or waived before the Stockland Offer closes, the Stockland Offer will lapse. You will then be free to deal with your GPT Units even if you have accepted the Stockland Offer.

Q. What happens if you accept the Stockland Offer now?

A. If you accept the Stockland Offer, you will give up your right to sell your GPT Units on market or otherwise deal with your GPT Units while the Stockland Offer remains open. You may only withdraw your acceptance if Stockland varies the Stockland Offer in a way that postpones by more than one month the time when Stockland is required to satisfy its obligations.

Q. When do you receive the consideration under the Stockland Offer?

A. If you accept the Stockland Offer, you will have to wait for the Stockland Offer to become unconditional before you receive your Stockland Securities.

The notification of the issue of Stockland Securities will be sent to you by the later of

— five Business Days after you validly accept the Stockland Offer

— five Business Days after the Stockland Offer becomes unconditional

Q. What if you are a Foreign Unitholder?

A. If you are a Foreign Unitholder and you accept the Stockland Offer, the Stockland Securities to which you are entitled will be issued to a nominee approved by ASIC. Those Stockland Securities will be offered for sale within five Business Days after the end of the offer period and the net sale proceeds will be paid to you in Australian currency, as set out in the Bidder's Statement.

Q. What are the tax implications of accepting the Stockland Offer?

A. A general summary of the tax implications of accepting the Stockland Offer is set out in section 9 of the Bidder's Statement. GPT Unitholders are advised to seek taxation advice in respect of the Stockland Offer from their accountant, taxation or financial adviser.

Q. What happens if Stockland acquires more than 50% but less than 90% of GPT Units?

A. If Stockland acquires more than 50% but less than 90% of GPT Units, you will still be able to sell your GPT Units on market as long as GPT remains listed on the ASX. Stockland has stated in the Bidder's Statement that it is Stockland's intention to maintain GPT's listing on the ASX in these circumstances, subject to maintaining a sufficient spread of GPT Unitholders.

However, GPT Unitholders should be aware that in these circumstances the liquidity of GPT Units is likely to be lower than at present and the trading price of GPT Units on the ASX may be lower than the current market price.

Q. What happens to your distributions?

A. If you accept the Stockland Offer, you will be entitled to Stockland distributions from 1 January 2005 on the same basis as other Stockland Security holders. However, you will not be entitled to the distribution of 19.3 cents per security on Stockland Securities for the six months to 31 December 2004. This means that your first Stockland distribution should be for the half year ending 30 June 2005, expected to be paid in August 2005.

If you accept the Stockland Offer, you are still entitled to receive the GPT quarterly distribution for the December 2004 quarter, of up to 5.6 cents per GPT Unit.

Q. Who should you call if you have questions?

A. If you have any further questions in relation to THIS TARGET'S STATEMENT, please contact the GPT Unitholder information line on 1800 350 150 (in Australia) and +61 2 9278 9045 (if overseas) or consult your investment, financial, taxation or other professional adviser. The GPT Unitholder information line will be available between Monday and Friday (EXCLUDING PUBLIC HOLIDAYS) between 8:00am to 5:00pm (Sydney time).

1. THE STOCKLAND OFFER UNDERVALUES GPT

Your Independent Directors consider that the Stockland Offer values GPT at $3.50 per GPT Unit. This is calculated using the Stockland 5 day volume weighted average security price ("VWAP") to 16 December 2004 of $5.95, subtracting the accrued portion of the 19.3 cent Stockland distribution to which GPT Unitholders are not entitled, and then multiplying by the exchange ratio of 0.608. GPT considers it appropriate to reduce the value attributed to the Stockland Offer by the accrued portion of the 19.3 cent distribution because GPT consider that the Stockland Security price reflects that accrual over time, evidenced by the fact that recent experience demonstrates that the Stockland Security price falls by close to the full amount of the applicable distribution within two days of it going ex-entitlement. The Stockland Offer Value has not been adjusted for the accrued February GPT Distribution of up to 1.8 cents[1], as it does not form part of the consideration being offered by Stockland.

Please note, however, that the actual value of the Stockland Offer depends upon the trading price of Stockland Securities from time to time.

Throughout this Target's Statement, your Independent Directors will use the term "Stockland Offer Value" to refer to this amount of $3.50, as calculated above.

The Stockland Offer Value

- is, and has been, below the GPT Unit price at all times during the last six months (see section 1.1)
- does not reflect GPT's strategic value as a high quality, diversified portfolio
- is an insufficient premium to NTA and reduces GPT's NTA per equivalent GPT Unit
- undervalues GPT's development potential

1.1 Lower value than the ASX price for GPT Units

The Stockland Offer Value is below the ASX price for GPT Units

At all times during the past six months, the Stockland Offer Value (as demonstrated in the following graph) has been less than the GPT Unit price as traded on the ASX.


GPT Unit price and Movement in Stockland Offer Value
Stockland announces intention to make takeover offer for GPT
$3.80
$3.55
$3.30
$3.05
$2.80
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
GPT closing price
Movement in Stockland Offer Value

Source: IRESS. In this context, Stockland Offer Value is calculated as the Stockland closing price at the relevant date less the accrued portion of the 19.3 cents Stockland distribution, adjusted for the merger ratio of 0.608. GPT price is the closing price. Even if no adjustment for the Stockland distribution were made, the average discount to the Stockland Offer Value (as calculated here) for the period since Stockland's announcement of an intention to make an offer has been 2.5%.

The Stockland Offer Value is a 4.6 – 5.7% discount to GPT's 5 day, 30 day and 3 month VWAP to 16 December 2004.

[1] As at 16 December 2004, accruing a distribution of up to 5.6 cents assuming the ex-entitlement date is 16 February 2005 (the ex-entitlement date could change).


Stockland Offer Value discount to GPT Unit price
5.7% discount
4.6% discount
5.1% discount
Stockland Offer Value $3.50
$3.71
$3.67
$3.69
5 day GPT VWAP
30 day GPT VWAP
3 month GPT VWAP

Source: IRESS. GPT VWAPs are to 16 December 2004 and are not adjusted for the accrued portion of the GPT September 2004 and December 2004 quarterly distributions.

1.2 The Stockland Offer Value does not reflect the strategic value of GPT's high quality, diversified portfolio

The Stockland Offer Value does not reflect the strategic value of GPT's unique portfolio

In the opinion of the Independent Directors, the Stockland Offer Value is inadequate given the unique quality, diversification and size of GPT's property portfolio, particularly when compared with

— the different composition of Stockland's portfolio

— the higher quality of GPT's portfolio, as represented by GPT's superior asset rankings, GPT's greater contribution to the combined GPT/Stockland portfolio and GPT's high quality tenants

The consequence is that Stockland will benefit significantly from the superior quality and diversification of GPT's portfolio.

GPT's premium portfolio composition

Portfolio composition

GPT's portfolio is weighted towards Regional Shopping Centres, Premium Office and high quality hotel/resorts, whereas Stockland's portfolio is weighted towards Sub-Regional Shopping Centres, non-Premium Office and Residential Business. GPT's higher quality assets should produce more stable and reliable earnings than Stockland's riskier Residential Business over the medium term.


Asset class distribution ($b)
Regional Shopping Centres
Sub-Regional Shopping Centres
Other retail
Premium Office
Other office
Industrial / office parks
Hotel / resort
Residential Business
GPT
Stockland
0.0
0.5
1.0
1.5
2.0
2.5
3.0

Source: Analysis based on Property Council of Australia and JHD definitions as set out in the section titled "Interpretation & Authorisation". 'Other retail' includes CBD and bulky goods assets. 'Other office' comprises A and B grade office assets. 'Sub-Regional Shopping Centres' includes supermarket based assets. 'Residential Business' incorporates Stockland's Lensworth acquisition. Values from GPT Management and Stockland Property Portfolio Presentation (August 2004).

GPT's Regional Shopping Centres and office assets are more highly ranked than Stockland's. GPT has

- the second largest portfolio by book value of Australian shopping centres amongst ASX listed property trusts
- one of Australia's highest quality Regional Shopping Centre portfolios – 3 assets in the Top 10 nationally and 7 assets ranked in the Top 30 nationally (ranked by Total Centre Sales per sq metre)
- a majority of Premium Office towers, representing 63% by value of the office portfolio (98% by value comprised of Premium Office or A grade Office)
- assets which are significantly larger and of higher quality than Stockland's (see section 2.2 and 2.3)

The Stockland Offer Value does not reflect GPT's highly rated assets

Asset Rankings

Retail Assets

	Total Centre Sales per sqm Retail Centres > 40,000 sqm[1]	% retail portfolio value in Top 30 nationally[1]
GPT	3 in Top 10 nationally, 7 in Top 30 nationally	68%
Stockland	0 in Top 30 nationally, 3 highest ranked assets 75th, 77th and 81st nationally	0%

1. Source: Shopping Centre News, Big Guns – total centre sales per sqm, retail assets > 40,000 sqm, Vol 22, No 1, 2004. Portfolio percentage is by book value. Retail portfolio excludes GPT's Homemaker portfolio.

Office Assets

% by value (number)	Premium Office[2]	Other (A and B grade Office)
GPT	63% (6)	37% (7)
Stockland	12% (2)	88% (28)

2. Percentage of the respective office portfolios by value based on GPT Management estimates, with reference to the Property Council of Australia office building quality grade matrix. 'Other' refers to A and B grade Office assets. GPT 35% A grade, 2% B grade. Stockland 62% A grade, 26% B grade. Stockland's portfolio excludes assets that have been sold and will be settled in December 2004, as per Stockland's Bidder's Statement.

GPT's large, high quality, diversified portfolio has been created over 33 years and is not likely to be replicated within a reasonable timeframe. It therefore presents an acquirer with a unique strategic opportunity which demands a very high premium on a change of control

- in the merged group, GPT contributes a larger portfolio in each investment asset class, as shown in the diagram below
- GPT's investment assets contribute approximately 60% to a combined GPT / Stockland portfolio, whereas Stockland's contribute 40%
- the proposed acquisition of GPT's higher quality portfolio will allow Stockland to materially improve the quality of its lower quality investment portfolio and de-risk its recently increased exposure to higher risk residential development earnings. This benefits Stockland's investors but is detrimental to GPT's investors.


Contribution to combined investment asset portfolio ($m)
GPT
Stockland
3,486
2,675
3,031
1,837
1,519
825
Retail
Office
Other

Source: GPT Management, Stockland Property Portfolio Presentation (August 2004).
'Other' includes industrial, office park, hotel and bulky goods assets. Excludes Stockland's Residential Business.

GPT has high quality tenants

Tenant Quality

The quality and stability of GPT's earnings distributions are underpinned by tenants with high credit quality, as evidenced by its top ten retail and office tenants

- Top 10 Retail tenants: Coles Myer, Woolworths, Just Jeans Group, Priceline Group, Colorado Group, Harvey Norman, Freedom Group, David Jones, Sussan Group and Miller's Group, with a weighted average lease term of 6.7 years
- Top 10 Office tenants: National Australia Bank, ANZ, PricewaterhouseCoopers, Citibank, Allens Arthur Robinson, IBM, Telstra, BP, Freehills and Ericsson, with a weighted average lease term of 7.8 years

1.3 Insufficient premium to NTA

The Stockland Offer Value is an insufficient premium

The Stockland Offer Value represents an insufficient 28% premium to NTA given

- GPT's strategic value
- the 34% weighted average premia to NTA observed in listed property trust mergers in 2004, as shown in the graph below

Further, the Stockland Offer reduces GPT's NTA from $2.74 to $2.50 per GPT Unit on an equivalent basis.


Premium to NTA (%)
Weighted average = 34%
56%
46%
38%
28%
28%
26%
20%
18%
10%
4%
Westfield America
Macquarie Goodman Industrial
James Fielding Group
Principal America
Stockland/GPT
Deutsche Industrial
Westfield Trust
Deutsche Office Trust

This chart examines listed property trust mergers and acquisitions since January 2004, greater than $300m in value and lists the property entity that was acquired. In the case of mergers by way of stapling, the acquirer is the entity that effectively offered their scrip as consideration. GPT NTA as at 30 June 2004 of $2.74 per GPT Unit.
Source: Investor presentations, company announcements, IRESS

Newly commissioned GPT valuations likely to materially increase NTA

Valuations

The weighted average age of independent valuations of GPT's retail portfolio was 20.4 months as at December 2004, compared with Stockland's 9.9 months as at December 2004 (as announced at December 2004)[2]

- retail shopping centres have seen very strong growth in capital values over the last two years with capitalisation rates applied to Regional Shopping Centres improving by approximately 9.5%[3]
- other leading retail asset owners, including Westfield Group and Centro Properties Group, have recently re-valued significant portions of their portfolios (June and December 2004, respectively). The valuations adopted clearly indicate that GPT's retail portfolio is likely to be materially undervalued based on current book values.

GPT's Independent Directors have decided to commission new valuations of assets within GPT's retail portfolio as a result of evidence of the increasing value of Retail Shopping Centres. The results of those valuations are expected in January 2005 and the Independent Directors expect them to report a material increase to GPT's NTA. If successful, the Stockland proposal would result in Stockland obtaining control of GPT's assets. If GPT were to sell the assets individually, the value realised for the portfolio is likely to be significantly greater than the published NTA and therefore the premium offered by Stockland would be lower than the stated 28%

- GPT's gearing is likely to be materially lower following the re-valuations

The Stockland Offer Value for the strategically valuable GPT portfolio is insufficient as represented by the premium to NTA and by reference to the GPT Unit price.

1.4 Insufficient value attributed to development potential

The Stockland Offer Value does not reflect GPT's valuable development pipeline

GPT's current management team has a strong track record of creating value through redevelopment of its retail assets.

GPT's current retail development pipeline, valued at approximately $1.4bn[4], represents a significant opportunity to enhance GPT's NTA and to increase future investment returns to GPT Unitholders.

The Stockland Offer Value does not adequately reflect the value creation opportunity within this pipeline.

Comparative retail development pipelines


$1.4bn (8 assets)
$0.3bn (3 assets)
GPT
Stockland

Note: Includes projects underway or planned. Individual developments of less than $50 million excluded as being not material in the context of GPT's portfolio. Co-owned asset developments include only GPT's interest.
Source: GPT Management, Stockland Investor Presentation, 7 December 2004.

[2] Age of valuation is weighted by book value of assets for GPT and Stockland.

[3] Based on the movement in the average of the median capitalisation rates for regional retail assets in major Australian markets. Represents a firming of capitalisation rates of 0.75%. Source: Jones Lang LaSalle.

[4] Current developments include Melbourne Central, Penrith Plaza and Macarthur Square with a total cost of $485m. Additional projects scheduled for 2005 to 2008 with a total additional cost of approximately $0.9 billion are Rouse Hill Town Centre (approx $350m), Charlestown Square (approx. $250m), Chirnside (approx. $50m), Wollongong Central approx. $150m) and Sunshine Plaza (approx. $90m GPT share). This analysis excludes developments with a value less than $50m.

The Stockland Offer Value undervalues GPT because it:

- is, and has been, below the GPT Unit price at all times during the last six months
- does not reflect GPT's strategic value
- is an insufficient premium to NTA, particularly in light of recent strong growth in retail asset values
- reduces GPT's NTA per unit on an equivalent basis
- undervalues GPT's development potential

2. REDUCTION IN ASSET QUALITY AND VALUE

GPT has the highest quality diversified portfolio in the Australian listed property trust sector. The quality of Stockland's investment portfolio is, in the opinion of your Independent Directors, materially inferior

- GPT's portfolio, as measured by its weighted average capitalisation rate, implies greater reliability and stability of cash flow than for Stockland's portfolio
- GPT's tenants are of high quality and creditworthiness (see section 1.2)

Combining the two portfolios would reduce portfolio asset quality, net tangible asset backing and average asset value for GPT Unitholders.

The valuations commissioned for assets within GPT's retail portfolio are expected to materially increase GPT's net tangible assets per GPT Unit. This means that not only will the Stockland Offer Value constitute a smaller premium to GPT's revised NTA per GPT Unit on an equivalent basis, but the dilution of NTA will increase.

Your Independent Directors consider that the Stockland Offer Value does not adequately compensate GPT Unitholders for the reduction in quality and the identifiable risks of merging with Stockland.

The Stockland Offer

- reduces net tangible asset backing per equivalent GPT Unit
- reduces average investment asset quality on a merged group basis
- reduces the average asset value across the key sectors within the portfolio

2.1 Dilution of NTA

Reduction of net tangible assets per GPT unit

Merging with Stockland would significantly reduce net tangible assets per GPT Unit on an equivalent basis by 9% to $2.50 as shown below. The valuations commissioned for assets within GPT's retail portfolio are expected to materially increase GPT's net tangible assets per GPT Unit. This means that the reduction of net tangible assets per GPT Unit will increase on an equivalent basis following a merger with Stockland.


Reduction in net tangible assets per GPT Unit
$2.74
-9%
$2.50
GPT stand-alone
GPT equivalent merged group

Source: GPT Half Year Report (2004), Stockland Supplementary Bidder's Statement (13 December 2004), before taking account of the Lensworth acquisition.

2.2 Reduction in overall asset quality

It is widely recognised that higher quality property assets with greater reliability and stability of cash flow and earnings, command a lower capitalisation rate.

GPT Unitholders would be contributing higher quality assets (as measured by weighted average capitalisation rates) to a merger with Stockland than would Stockland's investors.


Investment Asset weighted average capitalisation rate
7.7%
8.2%
7.9%
GPT
Stockland
Merged group

Source: Stockland Property Portfolio presentation (August 2004), GPT Management.

In addition, GPT's weighted average capitalisation rates are lower – reflecting higher quality - than Stockland's across each component of their portfolios – particularly the Office portfolio

- 63% of GPT's office portfolio by value is Premium[5] grade versus Stockland's 12%
- 68% of GPT's retail portfolio by value is ranked in the top 30 centres nationally compared with Stockland which has no assets in that category[6]


Weighted average capitalisation rate by sector
GPT
Stockland
7.5%
7.6%
7.3%
8.1%
8.9%
9.5%
Retail
Office
Other

Source: Stockland Property Portfolio Presentation (August 2004), GPT Management.
'Other' includes industrial, office park, hotel and bulky goods assets. Retail portfolio weighted average capitalisation rate as at 30 June 2004, prior to the new valuations which have been commissioned.

Merging with Stockland would reduce the overall quality of the investment portfolio for GPT Unitholders.

Reduction in average asset value

2.3 Reduction in average value of assets

The value of GPT's portfolio across the retail, office and other categories is greater than Stockland's (see section 1.2).

Further, on an asset by asset basis, GPT's portfolio is materially larger than Stockland's

- for GPT Unitholders, that means merging with Stockland will result in a reduction in the average value of assets
- Stockland would require significant incremental resourcing and skills to manage and develop the more complex Regional Shopping Centres

[5] Premium grade definition as per the Property Council of Australia office building quality grade matrix.
[6] Source: Shopping Centre News, Big Guns – total centre sales per sqm, retail assets>40,000 sqm, Vol 22, No 1, 2004.


Average investment asset value by property type ($000)
GPT
Stockland
232,380
70,400
233,138
61,227
42,186
32,988
Retail
Office
Other

Note: 'Other' includes industrial, office park, hotel and bulky goods assets. Stockland's portfolio excludes assets that have been sold and will be settled in December 2004, as per Stockland's Bidder's Statement. Stockland's Residential Business also excluded.

Source: Stockland Property Portfolio Presentation (August 2004), GPT Management.

If successful, the Stockland Offer would reduce overall asset quality and value for GPT Unitholders.

— reduces net tangible assets per GPT Unit on an equivalent basis

— reduces asset quality

— reduces the average asset size

Significant integration and management risks in Stockland seeking to integrate GPT and Lensworth at the same time

3. THE STOCKLAND OFFER INVOLVES SIGNIFICANT INTEGRATION AND MANAGEMENT RISKS

If the Stockland Offer succeeds, Stockland would seek to integrate, at the same time, two separate businesses (GPT and Lensworth) which, together, would more than double the size of its existing business on a total assets basis. Stockland's recent presentation to institutional investors confirmed it plans to achieve this with a very limited transfer of those people currently managing the GPT portfolio. Stockland plans to do this when it has no track record in managing assets the size, quality and complexity of GPT's. Your Independent Directors consider that this will add significantly to the risks of merging with Stockland.

Your Independent Directors consider that the Stockland Offer Value does not adequately compensate GPT Unitholders for this and the other identifiable risks of merging with Stockland.

In the opinion of GPT

- Stockland is inexperienced and has not demonstrated an ability in the investment management, development management and property management of assets of the significant scale and complexity that are in the GPT portfolio
- Stockland has not managed retail shopping centre developments of the scale and complexity currently being undertaken and planned by GPT
- if successful, the takeover of GPT would give rise to material integration risks and potential value destruction for GPT Unitholders
- Stockland plans to use a team which the Independent Directors consider to be inexperienced and under-resourced to manage, develop and integrate the GPT portfolio

Stockland has not demonstrated regional retail, premium office and resort management skills

3.1 Stockland has not demonstrated an ability to manage a large portfolio of regional retail, premium office and high quality resort assets

In the opinion of GPT, Stockland has not demonstrated an ability to manage the materially different GPT portfolio. As set out in section 1.2

- Retail: GPT has predominantly Regional Shopping Centres, Stockland has only one (in which Stockland only own a 25% interest and which Stockland does not manage)
- Office: GPT's office portfolio is predominantly Premium grade assets whereas Stockland's is largely smaller A or B grade assets
- Resorts: GPT's high quality resorts differ significantly from Stockland's metropolitan apartment hotel operations
- Homemaker/Bulky Goods: Stockland has no announced strategy for managing this specialist sector and, in fact, chooses to on-sell similar assets developed by its retail projects division

In the opinion of your Independent Directors, Stockland lacks experience in the management and development of Regional Shopping Centres, which differ greatly in terms of scale and complexity from Stockland's retail assets

- Stockland's retail portfolio is predominantly "Sub-regional" whereas GPT's portfolio is predominantly "Regional" Shopping Centres
- Stockland's stated strategy "remains focused on acquiring sub-regional, district and specialty centres with development / remix potential" (Stockland Half Yearly Results Presentation, December 2003)

Top 7 Retail Shopping Centres owned and managed by net lettable area (sqm '000)


GPT assets
Stockland assets
120
100
80
60
40
20
0
Penrith Plaza
Sunshine Plaza
Woden Plaza
Macarthur Square
Melbourne Central
Glendale

Source: Stockland and GPT annual reports. Excludes bulky goods centres.

Stockland's lack of demonstrated ability to manage a portfolio like GPT's could result in the GPT assets being poorly managed with an adverse impact on performance and value over time.

Stockland's lack of large retail development credentials

3.2 Stockland has not managed the development of retail shopping centres as large as those in GPT's development pipeline

In GPT's opinion, Stockland lacks the development capability required to capitalise on GPT's development pipeline. This development pipeline represents a significant growth opportunity for GPT's investors. For example, the recent major expansion of Erina Fair delivered an attractive first year yield in excess of 8%.

On average, GPT's developments are approximately three times larger than Stockland's as shown in the chart below.

Average capital expenditure per retail development project ($m)


227
GPT
Stockland
121
44
75
Average capital expenditure
Average capital expenditure for largest 5 assets

Includes all developments planned and currently in progress. Includes only GPT's share of joint venture projects. Current developments include Melbourne Central, Penrith Plaza and Macarthur Square with a total cost of $485m. Additional projects scheduled for 2005 to 2008 with a total additional cost of approximately $0.9 billion, including Rouse Hill Town Centre (approximately $350m), Charlestown Square (approximately $250m), Chirnside (approximately $50m), Wollongong Central (approx. $150m) and Sunshine Plaza (approximately $90m).
Source: Stockland investor presentations 7 December 2004, GPT Management.

GPT's developments are typically more complex and require greater expertise in research, design, planning, project management and leasing to complete a successful development and achieve the targeted returns for investors.

Recent developments	Cost ($m)	Specialty Tenants
Stockland		
Batemans Bay	58	47
Bathurst	13	29
GPT		
Erina Fair[7]	212	> 300
Melbourne Central	245	290

Source: Stockland investor presentations 7 December 2004, GPT Management.

In the opinion of your Independent Directors, Stockland has not demonstrated an ability to undertake large retail developments, which may result in GPT's retail development pipeline being implemented in a less value enhancing manner.

Significant integration risks compounded by Stockland's Lensworth acquisition

3.3 Significant risks in integrating GPT's portfolio – particularly with Lensworth

If the Stockland Offer succeeds, Stockland would be integrating two businesses (being GPT and Lensworth) that effectively double the size of its existing business. There are material risks with two such large integrations, particularly given they would be taking place at the same time.

GPT integration risks

GPT is

- more than four times larger than Stockland's largest previous acquisition
- 1.5 times larger than Stockland's own investment portfolio

These integration risks would increase the likelihood that some of Stockland's targeted $40 million of annual after tax synergies from integrating GPT may not be achieved.


Portfolios acquired by Stockland ($b)
Stockland v GPT ($b)
0.4
0.9
1.8
8.1
5.4
8.1

Source: Stockland Bidder's Statements for relevant acquisitions.
Size of acquisitions measured as total investment asset value.

Lensworth integration risks

At the same time as integrating GPT, Stockland would be integrating the Lensworth residential development business which has increased the value of Stockland's development assets by 69%. The risk also exists that Stockland will not meet its forecast profit if it is unable to achieve the synergies assumed relating to the operation of Lensworth.

[7] GPT has a 50% interest in Erina Fair

Residential development assets acquired by Stockland ($b)


1.6
1.1
Development assets as at June 2004
Development assets inclusive of Lensworth

Source: Stockland June 2004 results presentation, Stockland's Second Supplementary Bidder's Statement.

In GPT's opinion, the difficulties involved in Stockland seeking to integrate two businesses which approximately double the size of Stockland's existing business, materially increases the likelihood that

- **the GPT portfolio may not be as intensively managed as on a stand alone basis**
- **Stockland's forecast synergies may not be achieved**

Stockland has insufficient resources to properly manage/develop GPT's portfolio

3.4 Under-resourced and under-costed team to manage, develop and integrate the GPT portfolio

In the opinion of your Independent Directors, Stockland has not proven how it will maintain the current asset and development management performance demonstrated by GPT, given its intention to hire only a small number of additional staff.

Your Independent Directors believe that Stockland's financial forecasts materially underestimate the level of management required and the associated expenses of effectively managing the GPT portfolio. The consequences are

- increased operating risk – creates the potential for value loss to investors if the assets and developments are not managed appropriately
- increased risk that Stockland's forecast synergies will not be attained

Management is crucial to the ongoing performance of a portfolio of GPT's size and complexity

- $8.1 billion of property assets (approximately)
- 2.1 million square metres of net lettable area
- 4,273 leases

GPT intensively manages its portfolio consistent with industry standard practice for assets of the size, quality and class that GPT owns.

Stockland has not provided detail as to

- the additional cost it would incur in managing the GPT portfolio
- the breakdown of its forecast $15 million of property management synergies

Stockland's announcements and presentations suggest that it plans to manage and develop GPT's retail portfolio with a nominal increase in resources. The table below, based on Stockland's announcements to date, illustrates that the proposed additional resources could be significantly smaller than those currently employed to manage GPT.

GPT requires 101 people to manage key aspects of its retail portfolio. Stockland, which lacks demonstrated experience in regional retail management, considers that it can manage GPT's $3.5bn retail portfolio with the addition of only 18 people to Stockland's existing staff

Comparison of Retail Shopping Centre Management Resources

	Current GPT resources	Additional resources that Stockland proposes[#] to add to its existing team
Investment management	4 full time investment management professionals	No additional resources to supplement Stockland's existing team. No specialist investment management resource.
Development	22 development professionals managing in excess of 10 current or planned development projects	12 positions (candidates to be advised)
Leasing	13 for development projects 14 for stabilised assets 8 lease administration staff 35 leasing staff in total	Proposal identifies 1 regional general manager and 1 additional lease administrator
Property management	3 regional managers responsible for the operational performance of the retail portfolio	Proposal identifies 2 additional regional managers
Homemaker (bulky goods) assets	A current team of 11 in specialist Homemaker division	Proposal specifies 2 development managers
Finance	Currently a team of 22 including 2 divisional financial controllers	Proposal identifies no additional resources in this area
Research	4 research specialists working on the retail assets	No additional resources to this function
Total	101 people	18 people

Source: GPT Management, Stockland Investor presentation 7 December 2004. Figures exclude centre staff.

Your Independent Directors consider that Stockland has not properly estimated the necessary resources required to effectively manage and develop GPT's portfolio in a way that will maximise value to GPT Unitholders.

If GPT's assets are managed in the manner implied by Stockland's proposed organisational structure, there is a risk that the quality and value of the assets will fall or will not appreciate at or above industry rates.

[#] From Stockland's 7 December Investor presentation

4. THE STOCKLAND OFFER EXPOSES GPT TO SIGNIFICANT RESIDENTIAL DEVELOPMENT RISKS

If the Stockland Offer is successful, GPT Unitholders would be exposed to a residential development business that, in the opinion of your Independent Directors, is of materially higher risk than GPT. Stockland's residential development exposure has increased by 69% via its recent acquisition of Lensworth. Indeed, Stockland acknowledges this increased risk generated by the Lensworth acquisition: "This increased risk may affect the price at which Stockland Securities trade on ASX as well as Stockland's future earnings and asset values and the relative attractiveness of Stockland Securities."[9] GPT Unitholders would be exposed to Stockland's residential development business as the residential land development industry is experiencing a slowdown, with lot sales and prices under pressure and resulting uncertainty regarding future performance.

In the context of the Lend Lease merger proposal, your Independent Directors recommended a merger with Lend Lease, which included Delfin Lend Lease, a residential development business. They were prepared to do so in part because Delfin uses a lower risk development agreement model rather than the land ownership model employed by Stockland (see section 4.1). In addition, extensive due diligence was available and Delfin constituted a relatively small portion of the merged group's earnings.

Your Independent Directors consider that the Stockland Offer Value does not adequately compensate GPT Unitholders for the

- volatility of the residential development sector over time
- the inherent risk in Stockland's Residential Business

The Stockland Offer

- **exposes GPT investors to higher risk, more volatile, residential development earnings, at a time when that industry is experiencing an uncertain outlook**
- **coupled with the acquisition of Lensworth at a high price, increases the risk associated with the future performance of Stockland's Residential Business**

4.1 Introduction of higher risk residential development

Stockland's Offer exposes GPT Unitholders to higher risk residential development earnings

If the Stockland Offer succeeds, GPT Unitholders would be

- exposed to a residential development business which is higher risk and more volatile than GPT
- exposed to Stockland's higher risk land ownership business model

Higher risk earnings

If the Stockland Offer succeeds, the merged group would have a higher proportion of 'active' assets in the form of development assets and inventories than GPT on a stand alone basis

- GPT has a stated policy of limiting residential market exposure to 5% of GPT's assets
- GPT currently has $32 million invested in residential assets[10] compared with $1.8 billion in Stockland's case[11]

---

[9] Source: Stockland's Second Supplementary Bidder's Statement, section 4

[10] As at 30 June 2004. Comprised of $23.4m investment in Twin Waters and $8.2m in Rouse Hill development.

[11] Source: Stockland's Second Supplementary Bidder's Statement, section 2


Residential business v investment assets ($m)
99.6%
74.8%
87.7%
GPT
Stockland
Merged group
Non residential assets
Residential assets

Source: GPT Mid Year Accounts (June 2004), Stockland Second Supplementary Bidder's Statement.

Higher risk land ownership model

A land ownership model is one in which the developer owns the land and takes the risk of owning that land on its balance sheet. A development agreement model is one in which the developer enters into an agreement with the owner of the land but does not take on the full risk, or full reward, of owning the land and having it on its balance sheet.

Stockland predominantly operates a higher risk "land ownership" business model[17], whereas GPT and some other participants in the sector, such as Delfin Lend Lease and Peet & Co. predominantly operate the lower risk "development agreement" business model

- other things being equal, during periods of escalating land prices, the land ownership model should generate greater profit
- other things being equal, during periods of falling or static land prices, the land ownership model should generate inferior returns and, potentially, losses

A further implication of the land ownership model is highlighted by Stockland's policy of capitalising interest on residential development projects that are in progress. Whilst capitalising (rather than expensing) interest increases accounting profits in the short term, the holding costs of land, which, in the case of longer term developments can increase costs significantly, adversely impacts the operating cash flow. In the past two years, Stockland has capitalised approximately $50 million of interest and GPT believes this amount will increase significantly as a result of the Lensworth acquisition. The effect of capitalising interest is to increase short term accounting profits at the risk of reducing future accounting profits (the cost of the land sold includes capitalised interest which reduces the profit margin).

The Stockland Offer Value does not adequately compensate GPT Unitholders for the inherent risk of Stockland's residential development business, particularly one operated on a land ownership model.

Stockland's earnings growth has been disproportionately reliant on its residential development business

4.2 Reliance on growth in residential development earnings

In recent years, Stockland's growth has been disproportionately reliant on growth in residential development earnings

- residential development earnings accounted for 20% of Stockland's aggregate net profit during the two years to June 2004, yet accounted for 45% of Stockland's net profit growth over the same period

[17] Stockland's Second Supplementary Bidder's Statement indicates that Stockland will own approximately 97% of the lots under its control.


Relative two year contribution to Stockland net profit growth
20%
80%
45%
55%
Profit contribution
Contribution to growth in profit
Stockland Trust
Stockland Corporation

Source: Stockland Annual Report 2004 (10 year history).

- Stockland's profit growth has been bolstered by increases in lot sales prices that appear unsustainable
  - compound annual growth rate from December 2002 – June 2004 was 37%[13]
  - in a residential development downturn, sales volumes, lot prices and revenues can come under pressure, potentially causing lower margins and earnings. Residential development businesses which incur the fixed costs of previously acquired land and the holding cost thereof (as is the case with Stockland), are particularly exposed to this risk.

Residential development is a volatile sector – and is slowing

4.3 Softening market conditions in the residential development industry

With the acquisition of Lensworth, Stockland has significantly increased its exposure to the residential development sector as a slowdown is occurring.

Stockland's own comments on market conditions confirm that

- regions affecting 91% of its lots are "soft" or forecast to soften over the next 6 months, *Stockland investor presentation 10 December 2004, page 22*
- the eastern seaboard "market peaked around September 03, NSW and Victoria softened" *Stockland overview of demand in the residential market in August 04*

Independent sources such as the Australian Bureau of Statistics also confirm this trend.

Dwelling commencements are a key indicator for residential development activities, such as Stockland's. The trend in dwelling commencements reveals a clear and consistent cycle over the past 20 years

- the most recent data indicates that dwelling commencements are experiencing a downturn as shown in the graph below


Monthly dwelling commencements slowing – 1985-2004
18,000
16,000
14,000
12,000
10,000
8,000
Sep-85
Nov-88
Jan-92
Mar-95
May-98
Jul-01
Sep-04
Trend
Seasonally adjusted

Source: Australian Bureau of Statistics (October 2004).

[13] Source: Stockland half yearly results presentation, December 2002 and annual results presentation, June 2004.

Stockland has almost doubled its exposure to the residential development industry (by number of lots) at a time when the market is softening.

4.4 Stockland's lot sales and contracts on hand are slowing

Stockland's lot sales slowed rapidly in the first six months of 2004, down 19% (on the prior corresponding period).


Stockland lot sales per half year
1,800
1,600
1,400
1,200
1,000
800
Dec 01
Jun 02
Dec 02
Jun-03
Dec-03
Jun-04

Source: Stockland half yearly results presentations.

Stockland's contracts at hand (lots sold but yet to settle) - a leading indicator of future performance - has fallen from approximately 1,500 in June 2002 to 756 in June 2004.


Stockland contracts at hand
2,000
1,500
1,000
500
0
Jun 02
Dec 02
Jun-03
Dec-03
Jun-04

Source: Stockland results presentations.

Stockland's lot prices may fall

4.5 Falling lot sales prices

By way of example, based on current pricing compared to recent sales, there is evidence to suggest that prices have declined or been reduced at two of Stockland's key projects

- The Outlook (Kellyville, North West Sydney)
- Bridgewater (South West Sydney)

If these trends continue, Stockland's future margins and profitability at these projects may suffer, particularly in a slowing market.

Stockland is acquiring new land at higher prices than the lots being sold

4.6 Stockland is re-stocking its land bank with higher priced lots

Stockland has increased lots under management significantly in the past 2.5 years from 23,400 to 64,000. The acquisitions have increased the cost base of lots under management and make it harder to earn the same profit margins on future land sales as has been the case in recent years

- many of Stockland's projects benefit from land acquired during the 1990's
- re-stocking at today's higher prices dilutes the embedded value in Stockland's existing land bank

The consequence of this increased cost base is that, in GPT's view, Stockland's future margins and profitability may suffer, particularly in a slowing market.


Residential lots
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Lensworth
Stockland existing
64,000
23,400
27,201
29,500
31,110
32,300
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

Source: Stockland results presentations, Stockland's Supplementary Bidder's Statement.

Integration risk is significantly heightened by Stockland's acquisition of Lensworth

- Price – the acquisition has been made at a very high multiple of earnings compared with previous transactions
- Complexity – almost doubles the size of Stockland's existing number of lots
- Longer project lives – 41% of Lensworth's lots relate to one project which is unzoned and not scheduled to commence until 2012


Residential development multiples
Trading Multiples
Transaction Multiples
9.8x
9.8x
17.0x
Peel and Co
Grant Samuel Deflin valuation
Lensworth acquisition

Note: Multiples are based on historic earnings before interest, tax and amortisation.
Source: GPT Management, Peel and Co Annual report for year ending June 2004, Foster's announcement 9 December 2004

Stockland's short forecast period raises concerns over future performance

4.7 Short forecast period gives rise to concern about future returns/growth

In a softening residential environment and following a 69% increase in exposure to residential assets, Stockland has only provided forecasts for 6½ months from the date of its Bidder's Statement

- in previous takeovers, Stockland provided investors with forecasts for up to 13 months
- the forecasts do not include a full year of Lensworth earnings, at a time when the residential market is slowing
- the forecasts do not provide adequate details supporting the assumed synergies
- Stockland has not provided cash flow forecasts for the merged entity which demonstrate its ability to fund the development pipeline

Stockland's reluctance to issue forecasts beyond June 2005 increases the risk to GPT Unitholders, as it limits the ability of GPT Unitholders to assess the future forecast performance of the residential development business. This risk is compounded by the fact that the Independent Directors have not been permitted to conduct non-public due diligence on Stockland and in particular its residential development business.

In the opinion of your GPT Independent Directors, the Stockland Offer Value does not adequately compensate GPT Unitholders for the increased risk they would be exposed to by becoming investors in Stockland's residential development business:

— inherently cyclical sector which is experiencing a slowdown
— higher risk land ownership business model that capitalises interest
— slowing lot sales and dwelling commencements
— re-stocking the land bank at current higher prices

5. INDEPENDENT EXPERT RECOMMENDS AGAINST ACCEPTANCE OF THE STOCKLAND OFFER IN ITS PRESENT FORM AT THE PRESENT TIME

The Stockland Offer is not fair, GPT Unitholders should wait and see what other proposals emerge

5.1 The Independent Expert concludes that the Stockland Offer is not fair although there are some grounds on which the Stockland Offer could be argued to be reasonable

> *"It is difficult to recommend the Stockland Offer as fair when it is demonstrably inferior in value terms to the Lend Lease Proposal which was rejected by GPT unitholders (albeit by a minority of unitholders)."*

5.2 The Independent Expert notes there are legitimate questions about the sustainability of Stockand's rating and security price

> *"...there are legitimate questions about the sustainability of Stockland's market rating and security price, particularly given the significant impact that the acquisition of GPT will have on its business."*

5.3 The Independent Expert concludes that there are no compelling reasons to accept the Stockland Offer in its present form at the present time

> *"There are no apparent reasons why GPT unitholders should accept a low premium. The level of its interest by various parties underlines its strategic value. Certainly, it would be unwise to assume that, at this stage, no better alternative will come forward."*

The Independent Expert's Report is set out in full on page 25.

6. OTHER CONSIDERATIONS IN YOUR ASSESSMENT OF THE STOCKLAND OFFER

Stockland will move you to half-yearly distributions

6.1 Distributions would be paid half-yearly

GPT Unitholders would receive distributions each six months rather than quarterly as is currently the case

- the Independent Directors consider that to be unattractive to many retail investors. Unitholders will be paid their first distribution from Stockland in August 2005

GPT Unitholders lose the benefit of having distributions 3 months earlier

- Stockland's identified $3.4 million per annum saving from moving GPT to a six monthly distribution cycle effectively funded entirely by GPT Unitholders

GPT Unitholders are likely to receive a lower tax deferred component, as a percentage of the Stockland Trust distribution, compared with their GPT distributions, as the tax deferred component of Stockland Trust's June 2004 distribution was 20.1% compared with 44.9% for GPT

- therefore, it is expected that the tax deferred component of the Stockland Trust distribution after acquisition of GPT will be less than 44.9%

6.2 Material tax issues with Stockland's proposal

If unresolved, Stockland Trust's distributions would be on an after-tax basis

The section titled "Other Important Issues" confirms that, as the Stockland Offer is presently structured, if Stockland Trust were to gain control of GPT it would be effectively taxed as a company, and subject to tax at a rate of 30%, at least for the year in which GPT is acquired

- distributions from Stockland Trust will effectively be treated as dividends
- Stockland has not explained how it intends to deal with this issue

Capital Gains Tax rollover relief only available if Stockland acquires at least 80% of GPT

Risk of no CGT roll-over relief

GPT Unitholders would not receive capital gains tax roll-over relief if Stockland does not acquire at least 80% of GPT Units

- tax would be payable by investors on the assessable capital gain and no cash would be received under the terms of the Stockland Offer to pay the tax
- worked example:

  A resident individual acquired 1,000 GPT Units in 1997[14] for $2.54 per unit. Tax deferred distributions of $0.49 per GPT Unit have been received. Accordingly, the capital gains tax ("CGT") cost base of each GPT Unit is $2.05.

  Assuming a Stockland Security has a market value of $5.80 at the time of acceptance, the consideration received for each GPT Unit will be equal to $3.53 (being 0.608 multiplied by $5.80). Therefore, upon acceptance of the Stockland Offer, a capital gain of $1.48 per GPT Unit will arise (being $3.53 less $2.05). As the GPT Units will have been held for 12 months, the GPT Unitholder will be entitled to the 50% CGT discount, thereby reducing the capital gain to $0.74 per GPT Unit. Assuming a marginal tax rate (including Medicare levy) of 48.5%, the unfunded tax liability will be equal to $0.37 per GPT Unit. That is, the GPT Unitholder would be required to pay cash to the Australian Tax Office of $0.37 per GPT Unit, despite getting no cash from Stockland to do so.

  Irrespective of whether Stockland acquires at least 80% of GPT Units, GPT Unitholders will not receive roll-over relief on 8% of the Stockland Offer Value.

[14] For the purposes of this example, 1997 has been used to reflect the fact that a large number of retail investors in GPT acquired GPT Units via GPT's acquisition of the GEM Property Trusts which completed in 1996.

Inadequate disclosure regarding synergies

6.3 Inadequate disclosure regarding synergies, underestimated costs

Stockland has announced $40 million of after-tax synergies comprising

- responsible entity fee savings of $22 million per annum
- property management and leasing fee savings of $15 million per annum
- other cost savings of $3 million per annum

Stockland has not provided any information to confirm the reasonableness of the target synergies. Accordingly, it is possible that certain of the synergies may not be achievable.

Your Independent Directors believe Stockland has materially underestimated the incremental resources required to manage the GPT portfolio (see section 3.4)

- real estate assets worth approximately $8.1 billion
- 2.1 million square metres of net lettable area under management
- 4,273 leases

6.4 Impact of co-ownership agreements and development agreements

Property and development management rights over $2.3 billion of GPT co-owned assets are held by third parties and will not be made available to Stockland without the consent of joint venture parties.[15] It is not certain that Stockland will be able to assume property management and development rights with respect to assets co-owned by GPT.

For developments that are currently in progress[16], development agreements cannot be terminated without the consent of the development manager.

6.5 Merged group gearing reduces Stockland's funding flexibility

Stockland's gearing will be close to the top of Stockland's stated target range of 25-35% of debt to total tangible assets. This significantly reduces the funding flexibility of the merged group

- Stockland have stated their gearing would be 27% post acquisition of GPT
- Stockland's recent Lensworth acquisition increases gearing to 31%
- your Independent Directors anticipate that Stockland's planned Optus development at North Ryde will further increase Stockland's gearing towards its stated maximum gearing of 35%, if debt funded
- doing so would leave the merged group's approximately $2 billion[17] development pipeline partially unfunded

Stockland's Standard & Poors credit rating is A- credit watch positive since announcing its offer for GPT

- Stockland benefits from this, not GPT, as Stockland has an inferior credit rating to GPT's A+ rating

6.6 Refinancing considerations

Stockland claims a benefit of $2.4 million per annum for re-financing GPT's "out of the money" debt

- this benefit only arises if an $8.5 million penalty is incurred, which Stockland implies will be treated as capital
- distributing the interest savings is effectively making a distribution from capital

[15] Erina Fair, Sunshine Plaza, Macarthur Square, Darling Park 1 and 2, 1 Farrer Place, Australia Square, MLC Centre, Austrak Business Park, 2 Park Street and the Brisbane Transit Centre.

[16] Macarthur Square and Penrith.

[17] Development pipeline consists of identified capital works to Stockland's and GPT's existing retail and mixed-use assets.

6.7 GPT's Independent Directors do not intend to accept the Stockland Offer

None of your Independent Directors intend to accept the Stockland Offer.

DO NOT ACCEPT THE STOCKLAND OFFER

1. THE STOCKLAND OFFER UNDERVALUES GPT
2. REDUCTION IN ASSET QUALITY AND VALUE
3. STOCKLAND'S OFFER INVOLVES SIGNIFICANT INTEGRATION AND MANAGEMENT RISKS
4. THE STOCKLAND OFFER EXPOSES GPT TO SIGNIFICANT RESIDENTIAL DEVELOPMENT RISKS
5. INDEPENDENT EXPERT RECOMMENDS AGAINST ACCEPTANCE OF THE STOCKLAND OFFER IN ITS PRESENT FORM AT THE PRESENT TIME

DO NOTHING

You should **DO NOTHING** if, as your Independent Directors and the Independent Expert recommend, you do not wish to accept the Stockland Offer

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

18 December 2004

The Independent Directors
GPT Management Limited
(as responsible entity for General Property Trust)
30 The Bond
30 Hickson Road
Millers Point NSW 2000

Dear Sirs

Takeover Offer by Stockland

1 Introduction

On 8 November 2004, Stockland Trust Management Limited ("STML"), as responsible entity for Stockland Trust, announced an off-market takeover offer (the "Stockland Offer") for all the units in General Property Trust ("GPT"). The consideration offered by Stockland is 0.608 stapled securities in Stockland per GPT unit.

GPT unitholders who accept the Stockland Offer will be entitled to receive the GPT quarterly distribution for December 2004 and Stockland distributions for the period commencing on 1 January 2005. The Stockland Offer is subject to a number of conditions including Stockland receiving acceptances for a minimum of 50.1% of GPT units on issue.

Stockland is an Australian listed property group. It owns shopping centres, office and industrial properties, undertakes residential development activities and manages hotels under the "Saville" brand. Stockland had a market capitalisation of approximately $7.9 billion prior to the announcement of the Stockland Offer.

The Stockland Offer was announced nine days before GPT unitholders met in general meeting on 17 November 2004 to consider a proposal to merge GPT with Lend Lease to form the Lend Lease Group (the "Lend Lease Proposal"). The resolution to approve the Lend Lease Proposal did not receive the requisite 75% majority, with only 68.5% of votes cast in favour. Consequently, the Lend Lease Proposal lapsed.

The Independent Directors of GPT Management Limited ("GPT Management"), the responsible entity of GPT, engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report on the Lend Lease Proposal. That report was despatched to GPT unitholders, along with other relevant documentation from GPT Management, in October 2004. Following the announcement of the Stockland Offer, Grant Samuel was asked by the Independent Directors of GPT Management to provide an independent opinion as to whether the Stockland Offer was superior to the Lend Lease Proposal. Grant Samuel concluded that the Stockland Offer was not superior to the Lend Lease Proposal and was in fact inferior to it.

Grant Samuel has now been appointed by the Independent Directors of GPT Management to prepare an independent expert's report in relation to the Stockland Offer.

2 Summary of Opinion

The issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". Rather, GPT unitholders need to determine what course of action to take in an environment where various parties are potentially interested in GPT. The struggle for ownership and control of GPT has been underway for over six months but continues to evolve. With the defeat of the Lend Lease Proposal, the Stockland Offer is the only offer formally on the table.



However, the potential for alternative proposals to emerge remains. Lend Lease will inevitably continue to have a vital interest in GPT's future. Westfield Group has disclosed a significant holding of GPT units (6.5%) but has not indicated its position regarding GPT.

It is difficult to recommend the Stockland Offer as fair when it is demonstrably inferior in value terms to the Lend Lease Proposal which was rejected by GPT unitholders (albeit by a minority of unitholders). There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of the offer exceeds the prices at which GPT units are likely to trade in the absence of takeover speculation. On the other hand, there are no obvious reasons to accept an offer that is not fair. GPT has an open register and is clearly a strategically attractive asset. Certainly, it would be unwise to assume at this stage that no better alternative will come forward. Neither of the criteria of "fairness" and "reasonableness" give clear guidance as to whether or not to accept the Stockland Offer in the current circumstances.

In Grant Samuel's view, Stockland stapled securities are likely to trade at a yield of 6.7-6.9% post the acquisition of GPT implying a price in the range $5.75-5.90 per stapled security. On this basis, the value of the Stockland Offer is $3.50-3.59 per GPT unit. Based on the weighted average market price of Stockland stapled securities since the announcement of its offer of $5.90, the "see through" value of the Stockland Offer is $3.53 per GPT unit after adjusting for differences in distribution entitlements. It is true that these values:

- exceed the prices of $3.20-3.25 at which Grant Samuel estimates that GPT units would probably trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger); and

- are well in excess of GPT's net asset value of $2.74 per unit (as shown in the latest GPT accounts) and will probably still represent a meaningful premium after GPT's proposed revaluation of certain assets as at 30 September 2004.

However:

- the value of the Stockland Offer is only just above the range of prices ($3.45-3.55) at which GPT units were trading prior to 6 August 2004 when the final terms of the Lend Lease Proposal were announced and is below the current unit price of around $3.70;

- the value of the Stockland Offer is well below the value of $3.72 attributed to the Lend Lease Proposal. Based on today's Lend Lease share price, the Lend Lease Proposal would have an even higher value. While this proposal is no longer "on the table", it demonstrates the value that is potentially achievable;

- there are legitimate questions about the sustainability of the Stockland security price, particularly with dilution in growth from the acquisition of GPT (notwithstanding Stockland's recent acquisition of the Lensworth land development business) and the slowdown in the residential market;

- the Stockland Offer is conditional on 50.1% acceptances. If the Stockland Offer becomes unconditional but Stockland does not acquire 100% of GPT, there could be an adverse impact on the price of both Stockland stapled securities and GPT units;

- there may be adverse capital gains tax ("CGT") consequences for post-CGT unitholders in GPT if Stockland does not reach the 80% threshold level required to obtain scrip-for-scrip rollover relief; and

- acceptance of the Stockland Offer would "shut out" any alternatives that could produce a superior outcome.

Grant Samuel's conclusion is that there are no compelling reasons to accept the Stockland Offer in its present form at the present time. By not accepting the Stockland Offer, GPT unitholders will



leave GPT in play and possibly encourage Stockland to lift its offer. There is no imperative to act quickly. Unitholders should wait to see what other proposals emerge.

Unitholders that wish to realise their investment should consider selling on market, at least while the GPT unit price remains above the value implied by the Stockland Offer.

3 Key Conclusions

- **GPT units would probably trade today at $3.20-3.25 in the absence of takeover speculation. The Stockland Offer needs to be assessed in this context.**

Over the last six months distribution yields in the listed property trust sector have fallen. GPT units were trading at a yield of 7.2% prior to the announcement of the initial Lend Lease Proposal based on the then forecast distribution for the year ending 30 June 2005[1]. Since May 2004 yields in the listed property trust sector have fallen by between 0.1% and 0.9% (depending on the entity). A firming of, say, 0.2-0.3% in GPT's stand alone yield would result in GPT trading at a yield of 6.9-7.0%. Based on the forecast distribution of 22.5 cents for 2005, a yield of 6.9-7.0% implies market prices of $3.20-3.25 (an increase of approximately 5-7% over the closing price of $3.05 before the announcement of the initial Lend Lease Proposal).

This range is arguably a reasonable estimate of the prices at which GPT units would trade in the absence of any takeover or merger proposal. However, the range may be conservative. By way of comparison, Stockland's stapled security price increased by approximately 15% in the period from May to just prior to the announcement of the Stockland Offer. It is against the $3.20-3.25 price range that the Stockland Offer needs to be assessed.

The probable trading price range for GPT today of $3.20-3.25 in the absence of takeover speculation is lower than recent market prices:


GPT - Unit Price
(5 July 2004 - 10 Dec 2004)
Price
$3.90
$3.80
$3.70
$3.60
$3.50
$3.40
$3.30
5-Jul
23-Jul
12-Aug
1-Sep
21-Sep
11-Oct
29-Oct
18-Nov
8-Dec
6 Aug 2004
Announcement of
agreed Lend
Lease Proposal
17 Nov 2004
Rejection of Lend
Lease Proposal
8 Nov 2004
Announcement of
Stockland Offer

- **Stockland is a leading listed property group and has a consistent track record of strong profit growth.**

Stockland is a leading listed stapled property group with a market capitalisation of $7.9 billion prior to the announcement of its offer. It has significant investments in shopping centres, commercial

[1] Brokers' consensus forecast 2005 distribution for GPT in May 2004 was approximately 21.9 cents per unit.



office buildings, office parks and industrial buildings and has a successful residential property development business. Stockland manages hotels under the "Saville" brand. Approximately 70% of its earnings before interest and tax is derived from property investments and 30% from development and hotel management activities.

Stockland's portfolio of properties was valued at $5.4 billion at 30 June 2004. The shopping centre portfolio consists of 40 principally sub-regional shopping centres valued at over $2.6 billion. Stockland's commercial portfolio consists of 32 mostly A-grade and B-grade office assets valued at over $1.9 billion and the portfolio of industrial and office parks is valued at $0.8 billion.

Stockland is one of Australia's leading residential developers and has a consistent track record of strong profit growth. Its development division is engaged in the development of masterplanned residential estates, integrated housing developments and large scale mixed use apartment projects. Stockland has approximately doubled its residential estates portfolio through the recently announced acquisition of the Lensworth residential business from Foster's Group Limited for $846 million. Following the acquisition, Stockland will have over 64,000 lots and 2,100 apartment units with an expected end market value of approximately $13 billion.

Over the last four years, Stockland has achieved compound average growth in distributions per unit of in excess of 9% per annum. That growth has in large part been driven by acquisitions coupled with increased gearing and strong earnings from development activities (which have enjoyed buoyant trading conditions). As it has grown, Stockland has sought to balance its portfolio of businesses as to ensure growth targets are met on a risk adjusted basis. Consistent with this Stockland seeks to ensure corporate earnings (which are predominantly from development activities) account for between 20% and 40% of earnings with the balance from passive property investment assets.

- **Stockland's acquisition of GPT is expected to result in increased earnings for GPT unitholders.**

Pro forma forecasts presented in Stockland's Bidder's Statement indicate that distributions attributable to GPT units would increase by 7.1% in the year ending 30 June 2005:

Pro Forma Forecast Financial Impact of the Stockland Offer

	Pre Acquisition	Post Acquisition	% change
Earnings and Distributions			
Earnings per GPT equivalent unit	22.5¢	24.4¢	+8.4%
Distribution per GPT equivalent unit	22.5¢	24.1¢	+7.1%
Distribution payout ratio (%)	100%	~99%	
Financial Position and Net Tangible Assets			
NTA[2] per GPT unit ($)	$2.74	$2.50	-8.6%
Gearing (%)	29.5%[3]	31.2%[4]	5.8%

Source: Stockland Bidder's Statement, GPT Explanatory Memorandum

The increase in earnings and distributions reflects assumed cost savings of $40 million per annum after tax (assuming Stockland acquires 100% of GPT) and the acquisition terms. Stockland has not had access to detailed operational information in formulating its estimates of cost savings. Accordingly, there is necessarily some uncertainty regarding the level of cost savings.

The Stockland acquisition would result in a reduction in attributable net tangible asset backing from $2.74 to $2.50 per GPT unit. Gearing for Stockland post the acquisition of GPT will be slightly

[2] NTA is net tangible assets

[3] After acquisition of Nature Based Resorts

[4] After acquisition of Lensworth business



higher than GPT's gearing[5] increasing from 29.5% to 31.2%. This is not considered to be a significant issue for GPT unitholders and is within Stockland's targeted range of 25–35%.

- **Securities in Stockland are likely to trade at yields of 6.7-6.9% post the acquisition of GPT in the short term. However, there are questions concerning the sustainability of Stockland's rating and price.**

The market rating of Stockland post the acquisition of GPT is a key issue for GPT unitholders. The value of the Stockland Offer to GPT unitholders will be determined by, in large part, the market rating of Stockland post acquisition.

Recent market prices for Stockland imply a stand alone yield between 6.5% and 6.6% based on a forecast distribution of 38.8 cents for the year ending 30 June 2005. This is consistent with analyst expectations of 6.6-6.9% for the forecast trading yield of Stockland for the same period, albeit at the low end.

Grant Samuel believes it is realistic to anticipate that Stockland stapled securities will trade at yields in the range 6.7-6.9% in the short term post the acquisition of GPT based on pro forma 2005 projections (assuming continuation of current market conditions). Yields across the sector have declined significantly over the last few months, although given the level of corporate activity in the listed property trust sector, property trusts and stapled securities may be trading ahead of fundamentals.

The Stockland stapled security price had shown a strong upward trend in the months up to the announcement of its offer on 8 November 2004. The Stockland price reached an all time high on 5 November 2004 ($6.10), closing at $6.09. Since the announcement of the offer, Stockland has traded at a volume weighted average price of $5.90 (up to 10 December 2004):


Stockland - Stapled Security Price
(5 July 2004 - 10 Dec 2004)
Price
$6.20
$6.00
$5.80
$5.60
$5.40
$5.20
$5.00
5-Jul
23-Jul
12-Aug
1-Sep
21-Sep
11-Oct
29-Oct
18-Nov
8-Dec
8 Nov 2004
Announcement of Stockland Offer

Stockland has historically been rated more highly than most other listed property trusts and stapled securities. It has a highly regarded management team and has delivered strong and consistent profit growth through acquisitions and its development business. Stockland has achieved compound average distribution growth of 9.1% per annum since 2000 and is expected to achieve growth of 5.0% for the year ending 30 June 2005. This recent growth has, however, been underpinned by the substantial level of acquisitions made in the last four years and by the very strong residential

[5] Gearing for this purpose is defined as total borrowings to total assets.



property market and may have benefited from an increase in gearing over the period. Stockland's ability to maintain a long development project pipeline and successfully deliver projects has also contributed to its high rating.

However, there are legitimate questions about the sustainability of Stockland's market rating and security price, particularly given the significant impact that the acquisition of GPT would have on its business:

- the acquisition of GPT will approximately double the size of Stockland in asset and market value terms;
- GPT has only very limited activities outside of passive property investments. Stockland's growth will therefore be diluted through the acquisition of GPT's large and low yield property portfolio. Stockland's forecast 2005 earnings growth of 5% combined with GPT's stand alone growth of 3.0-3.5% would give a weighted average of around 4%;
- the ability of Stockland to lift growth must be questioned. The higher growth (and higher risk) development business would represent only 16% of EBIT post the acquisition of GPT (down from around 30% stand alone). Stockland's recently announced acquisition of Lensworth is expected to lift this to around 20% of EBIT in the year ending 30 June 2006. Its ability to maintain historical growth rates in this business will be a challenge, particularly in the context of a softening residential market;
- the price paid for the Lensworth business appears high in a residential market that has peaked and pressure may come on future margins and profitability. The price of $846 million represents 17.0 times historical EBITA (although it needs to be recognised that the acquisition includes a number of properties that are yet to be developed and are not income producing);
- the value of Stockland's development business implied by its current trading price appears high. Assuming property investments are worth book value plus a 10-15% premium, recent trading prices for Stockland securities imply multiples of 15.7-19.8 times historical EBITA and 12.9-16.3 times forecast EBITA (excluding Lensworth) for its corporate activities. Trading multiples for comparable Australian listed development companies are considerably lower. While this analysis has limitations, it illustrates the potential for the market to reassess Stockland's rating particularly in view of the slowdown in the residential sector. Moreover, the significant premium to GPT's net tangible assets that Stockland is paying means the implied value of this development business must increase to sustain the current market price; and
- post the acquisition of GPT, Stockland will have a portfolio of approximately $13.5 billion of investment assets in Australia and a development business with a domestic focus. Given the significant size of the enlarged Stockland, its ability to achieve meaningful growth solely from the Australian market may be constrained. There has been a growing trend of property trusts pursuing assets overseas seeking the attraction of higher returns and diversification benefits. Stockland has no track record in this area.

On the other hand, Stockland is a large listed entity with a liquid market for its stapled securities. It is closely followed by analysts. The market should be fully aware of these issues and have taken them into account in determining the prevailing market price.

Stockland's market price could also be impacted if it acquires more than 50.1% of GPT's units (its minimum acceptance condition) but does not achieve 100% ownership of GPT. Stockland would not achieve all of the estimated $40 million in annual after tax savings but would seek to assume the roles of responsible entity for GPT and property manager of GPT's wholly-owned properties in order to benefit from the additional fee income.

- **Stockland's Offer has been valued at $3.50-3.59 per GPT unit.**

A yield of 6.7-6.9% for Stockland post the acquisition of GPT implies a trading range of $5.75-5.90 for Stockland stapled securities based on pro forma forecast distribution for the year ending 30 June



2005 of 39.6 cents per stapled security. On this basis, the Stockland Offer has a value of $3.50-3.59 per GPT unit.

The value attributed to the Stockland Offer is consistent with the "see through" value implied by market prices of Stockland stapled securities since announcement of the offer after adjusting for differences in distribution entitlements:

Value of Stockland Offer per GPT Unit		
Period from 8 November to 10 December	Stockland Price	Value of Stockland Offer[6]
Low price	$5.71	$3.40-$3.44
Volume weighted average price	$5.90	$3.49-$3.53
High price	$6.04	$3.57-$3.61

GPT unitholders should recognise that security prices fluctuate and the price at which Stockland securities trade in the future may be higher or lower than the prices implied by the current price of Stockland.

- **It is difficult to recommend the Stockland Offer as fair. Reasonableness is a more complex judgement but in any event there are other issues impacting the decision for GPT unitholders.**

  The Stockland Offer is:

  - at a premium to GPT unit prices of $3.20-3.25, the range in which Grant Samuel estimates that GPT units would probably trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger);
  - at a substantial premium of 28-31% to GPT's net tangible asset value of $2.74 per unit (as shown in the latest GPT accounts) although this premium may be more modest after the impact of GPT's proposed revaluation of certain assets; and
  - at a low exit yield of 6.3-6.4% based on the forecast stand alone distribution for GPT for the year ending 30 June 2005.

  Nevertheless, it is difficult to conclude that the Stockland Offer is "fair" given that the value of $3.72 per GPT unit under the Lend Lease Proposal was rejected by GPT unitholders (albeit by a minority of unitholders). Based on current market prices for Lend Lease of $12.80-12.90, the "see through" value of the Lend Lease Proposal may have been higher. The Stockland Offer is demonstrably inferior in value terms to the Lend Lease Proposal.

  The Lend Lease Proposal is no longer "on the table" but it demonstrates the value that is potentially achievable from an alternative offeror. In comparing the value of the Stockland Offer to the value of the Lend Lease Proposal, it is important to recognise that:

  - the value of $3.72 attributed to the Lend Lease Proposal reflected the one month volume weighted average price of GPT units to 5 November 2004. The high level of trading in GPT units, the detailed information in the market on the Lend Lease Proposal and the level of consistency between the Lend Lease share price and GPT unit price provided prima facie evidence that GPT's price reflected the market's expectations of where the merged Lend Lease/GPT group would trade;
  - the current Lend Lease price may be affected by speculation and no longer reflects the terms of the Lend Lease Proposal; and

[6] The prices of Stockland stapled securities and GPT units effectively include some element of accrued distributions. In order to adjust for the differences between the accrued distribution entitlements, the value of the Stockland Offer has been reduced by approximately 6 cents per GPT unit. The 6 cents reflects the Stockland distributions to which GPT unitholders will not be entitled of approximately 17 cents per Stockland security (accrued during the period 1 July to 10 December 2004) and the GPT distributions of approximately 4 cents per unit (accrued during the period 1 October to 10 December 2004) to which GPT unitholders will be entitled. If the method of calculation is based on the accrual from the ex distribution date, the differential would be approximately 10 cents. Another method of calculation is to ignore the accrual period and simply allow for the full distributions. On this basis the differential would be approximately 6 cents.



- the value of the Lend Lease Proposal would have reflected the benefits and synergies available to Lend Lease which in part may be unique to Lend Lease.

There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of $3.50-3.59 per GPT unit is significantly greater than the level of $3.05 at which GPT units were trading prior to 24 May 2004 when the initial Lend Lease Proposal was announced. More relevantly, it exceeds the prices at which GPT units are likely to trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger) even having regard to the uplift in property trust values (decline in yields) since May 2004. The value of the Stockland Offer is also well is excess of GPT's net tangible asset value of $2.74 as at 30 June 2004 and would probably still be a meaningful premium after GPT's proposed revaluation of certain assets as at 30 September 2004.

However, Stockland does not have a controlling interest in GPT and the GPT register remains open. Further, the Stockland Offer is at a premium of only 8-12% (and possibly less) to where GPT units would trade today in the absence of any takeover activity. There are no apparent reasons why GPT unitholders should accept a low premium. The level of interest by various parties underlines its strategic value. Certainly, it would be unwise to assume that, at this stage, no better alternative will come forward.

Neither of the criteria of "fairness" and "reasonableness" give clear guidance as to whether or not to accept the Stockland Offer in the current circumstances. The issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". Rather, GPT unitholders need to determine what course of action to take to optimise their position in the current situation.

- **Alternatives to the Stockland Offer emerging can not be ruled out. Accepting the Stockland Offer now would shut out alternatives.**

GPT has considered a number of alternatives in the course of assessing the Lend Lease Proposal and continues to consider alternatives following the lapse of the Lend Lease Proposal. These include:

- the internalisation of management;
- an acquisition of certain businesses and assets together with an internalisation; and
- a transaction with another property business or consortium of businesses.

An alternative transaction to the Stockland Offer cannot be ruled out. There is potential for a transaction emerging with one or more large scale property businesses or even an alternative proposal from Lend Lease:

- GPT has been "in play" since May 2004. The Lend Lease Proposal was on foot until it was voted down on 17 November 2004 and Stockland announced its offer on 5 November 2004;
- Lend Lease will inevitably continue to have a vital interest in GPT's future and it is conceivable that Lend Lease could come back with a revised or quite different proposal;
- Westfield Group has emerged as a substantial unitholder in GPT with 6.5% of units on issue. It has not indicated its position regarding GPT although it is reported to have voted against the Lend Lease Proposal; and
- GPT's properties are high quality and the portfolio is unique. It would be undeniably attractive to other property groups either as a whole or as a break up opportunity.

There is also potential for Stockland to increase its offer if it is not successful. The Stockland Offer is scheduled to close on 14 January 2005 unless extended. Acceptance of the Stockland Offer would close out the opportunity for alternative proposals to come forward. There is no imperative to act quickly.

On the other hand, there has been a long period for alternative proposals to be put to GPT since the initial announcement of the Lend Lease Proposal. The Stockland Offer has been the only one to emerge so far. The prospects of an alternative transaction are limited by the size of GPT and other issues. Westfield Group on its own would have difficulties in acquiring all of GPT due to potential competition issues.



- **If Stockland does not acquire 100% of GPT there could be a significant adverse impact on the price of both Stockland stapled securities and GPT units.**

  The Stockland Offer is conditional on 50.1% acceptance of GPT units on issue. It is possible that Stockland will achieve more than 50.1% but not end up with 100%. This would not be an attractive outcome for Stockland and could have an adverse impact on the price of Stockland stapled securities.

  An outcome that saw Stockland holding between 50.1% and 90% of the issued units of GPT would also have an adverse impact the GPT unit price. GPT would have a reduced free float and much less liquidity, unitholders would lose control of GPT and its future direction and the growth prospects for GPT may be significantly reduced.

  Nevertheless, it is unlikely that Stockland ownership of GPT of between 50.1% and 90% would continue indefinitely. It is probable that Stockland would eventually move to acquire the minorities in GPT. This might even be at a higher price than the Stockland Offer but the timing of any mop up offer would be at Stockland's choosing.

- **There are adverse CGT consequences for GPT unitholders under the Stockland Offer.**

  Pre-CGT unitholders are not subject to any capital gains on disposal of their GPT units. However, pre-CGT unitholders who accept the Stockland Offer will effectively lose their pre-CGT treatment. Any subsequent sale of Stockland stapled securities will be subject to the CGT rules.

  Post CGT unitholders will not be able to claim scrip-for-scrip rollover relief if Stockland achieves less than 80% acceptance. Full capital gains tax will apply which will impact investors differently depending on their individual circumstances. In any event, rollover relief will only apply to the unit component of the Stockland stapled securities (92%) and GPT unitholders will be subject to CGT on the share component of the Stockland stapled security (8%).

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Bidder's Statement issued by STML (and any supplementary statements) and the Target's Statement issued by GPT Management in relation to the Stockland Offer.

Whether or not to accept the Stockland Offer is a matter for individual unitholders, based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. In particular, taxation consequences (such as the extent to which capital gains tax will be payable) will vary widely across unitholders. Unitholders will need to consider these consequences and, if appropriate, should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

GPT

GENERAL PROPERTY TRUST

Financial Services Guide and Independent Expert's Report in relation to the Takeover Offer by Stockland Trust Management Limited as responsible entity for Stockland Trust

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

18 December 2004

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") carries on business at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. Grant Samuel holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for GPT Management Limited ("GPT Management") as responsible entity for General Property Trust ("GPT") in relation to the Stockland Offer (the "GPT Report"), Grant Samuel will receive a fixed fee of $650,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 7.3 of the GPT Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 7.3 of the GPT Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management (and associated entities including Lend Lease) or Stockland that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Stockland Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT Management (and associated entities including Lend Lease) and Stockland (and associated entities):

- *in November 2004, Grant Samuel provided independent advice to GPT Management as to whether the Stockland Offer was superior to the Lend Lease Proposal;*
- *in October 2004, Grant Samuel prepared an independent expert's report in relation to the proposal to merge GPT with Lend Lease to form the Lend Lease Group;*
- *in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;*
- *Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited, acting as responsible entity and manager of the Lend Lease US Office Trust;*
- *in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;*
- *in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by tender;*
- *Grant Samuel Property Pty Limited, a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT, managed by Lend Lease or owned or managed by Stockland; and*
- *the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.*

In addition, one of the Grant Samuel executives involved in the preparation of this report holds a parcel of less than 1,000 shares in Lend Lease.

Grant Samuel has no involvement with, or interest in the outcome of, the Stockland Offer, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Stockland Offer. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.



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Table of Contents



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1 Details of the Offer

On 8 November 2004, Stockland Trust Management Limited ("STML"), as responsible entity for Stockland Trust, announced an off-market takeover offer (the "Stockland Offer") for all the units in General Property Trust ("GPT"). Consideration under the Stockland Offer is 0.608 stapled securities in Stockland for each GPT unit.

Stockland is an Australian property group listed on the Australian Stock Exchange ("ASX"). It owns shopping centres, office and industrial properties, undertakes development activities in residential estates, apartments, retail projects and manages hotels under the "Saville" brand. Stockland is a stapled group comprising Stockland Corporation Limited ("Stockland Corporation") and Stockland Trust. A stapled security in Stockland comprises one share in Stockland Corporation and one unit in Stockland Trust which are "stapled" to each other. Stockland had a market capitalisation of approximately $7.9 billion prior to the announcement of the Stockland Offer.

The Stockland Offer is subject to a number of conditions which are set out in full in the Bidder's Statement. They include that:

- Stockland receives acceptances for a minimum of 50.1% of GPT units on issue;
- no event occurs between the announcement of the offer and end of the offer period that could reasonably be expected to have an adverse effect on the consolidated assets or liabilities of GPT exceeding $400 million or on the consolidated net profits after tax of GPT exceeding $40 million per annum;
- no acquisitions, disposals, or joint ventures are entered into between the announcement of the offer and end of the offer period exceeding $50 million and no new property management contracts exceeding 12 months or construction contracts with Lend Lease Corporation Limited ("Lend Lease") are entered into except on arm's length terms; and
- no prescribed occurrences occur (as set out in Section 652C of the Corporations Act, 2001 ("Corporations Act")).

GPT unitholders accepting the Stockland Offer will be entitled to receive the GPT distribution of up to 5.5 cents per unit for the quarter ended 31 December 2004 and Stockland distributions for the period commencing on 1 January 2005.

The Stockland Offer was announced nine days before GPT unitholders met in general meeting on 17 November 2004 to consider a proposal to merge GPT with Lend Lease Corporation Limited ("Lend Lease") to form the Lend Lease Group (the "Lend Lease Proposal"). The resolution to approve the Lend Lease Proposal did not receive the requisite 75% majority (only 68.5% of votes cast were in favour) and, consequently, the Lend Lease Proposal lapsed.

The Stockland Offer is open until 14 January 2005 unless extended.



2 Scope of the Report

2.1 Purpose of the Report

There is no statutory requirement for GPT Management Limited ("GPT Management"), as responsible entity for GPT, to obtain any form of independent report in relation to the Stockland Offer. However, the directors of GPT Management who are not associated with Lend Lease (the "independent directors of GPT Management") have decided to engage Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report in relation to the Stockland Offer.

The independent directors of GPT Management had previously engaged Grant Samuel to prepare an independent expert's report on the Lend Lease Proposal. That report was despatched to GPT unitholders by GPT Management in October 2004. Following the announcement of the Stockland Offer, Grant Samuel was asked by the independent directors of GPT Management to provide an independent opinion as to whether the Stockland Offer was superior to the Lend Lease Proposal. Grant Samuel concluded that the Stockland Offer was not superior to the Lend Lease Proposal and was in fact inferior to it.

This report has been prepared by Grant Samuel to assist the independent directors of GPT Management in making their recommendation to GPT unitholders in relation to the Stockland Offer. The sole purpose of this report is as an expression of Grant Samuel's opinion in relation to the Stockland Offer. A copy of this report is to accompany the Target's Statement to be despatched to GPT unitholders by GPT Management.

This report contains general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Bidder's Statement issued by STML and the Target's Statement issued by GPT Management in relation to the Stockland Offer.

Whether or not to accept the Stockland Offer is a matter for individual unitholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Unitholders who are in doubt as to the action they should take in relation to the Stockland Offer should consult their own professional adviser.

2.2 Basis of Evaluation

There is no statutory requirement for the preparation of this report. Where there is no regulatory requirement for an independent expert's report but the directors of the target decide to commission one, the report is typically prepared on the same basis as if it was required under Section 640 of the Corporations Act and requires an assessment of whether the takeover offer is "fair and reasonable".

Under Policy Statement 75 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission ("ASIC")), fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are subject of the offer. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer. A fair offer will always be reasonable but a reasonable offer will not necessarily be fair. A takeover offer could be considered "reasonable" if there were valid reasons to accept the offer notwithstanding that it was not "fair".

Grant Samuel has considered the Stockland Offer within the conventional "fair and reasonable" framework. However, the issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". GPT unitholders need to make decisions in relation to the Stockland Offer in a situation where a number of other parties have also demonstrated an interest in GPT and, in the case of Lend Lease, have put forward a specific proposal to unitholders.



While the Lend Lease Proposal lapsed following the GPT unitholders meeting on 17 November 2004, Lend Lease still has a vital interest in GPT. In this context, GPT unitholders need to determine what course of action to take in order to optimise their outcome.

In this case, where there is not a statutory requirement for a report and given the circumstances facing GPT unitholders, Grant Samuel considers that the essential question to address is whether or not GPT unitholders should accept the Stockland Offer in its present form at the present time.

In forming its opinion as to whether or not GPT unitholders should accept the Stockland Offer, Grant Samuel has considered the following:

- the likely market rating for stapled securities in Stockland following the acquisition of GPT;
- the value of GPT units implied by the terms of the Stockland Offer compared to the value of GPT units;
- the impact on attributable earnings, distributions and net tangible assets;
- the proportion of Stockland held by GPT unitholders following the acquisition compared to their contribution of market value;
- the likelihood of alternative transactions emerging which could realise better value;
- any other advantages and benefits arising from the Stockland Offer; and
- the costs, disadvantages and risks of the Stockland Offer.

2.3 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Bidder's Statement dated 24 November 2004 issued by STML as responsible entity of Stockland Trust (the "Bidder's Statement");
- the Target's Statement to be dated on or about 22 December 2004 and issued by GPT Management as responsible entity of GPT (the "Target's Statement");
- annual reports of GPT for the four years ended 31 December 2003;
- half yearly announcement of GPT for the six months ended 30 June 2004;
- annual reports of Stockland for the four years ended 30 June 2004;
- the Explanatory Memorandum and Notice of Meeting dated 15 October 2004 in relation to the Lend Lease Proposal (the "Explanatory Memorandum");
- press releases, public announcements, media and analyst presentation material and other public filings by GPT and Stockland including information available on the websites of each entity;
- brokers' reports and recent press articles on GPT and Stockland, the property trust sector and the real estate development and construction industry; and
- sharemarket data and related information on Australian entities engaged in the property trust sector and on Australian entities engaged in the real estate development and construction industries and on acquisitions of entities in these industries.

Non Public Information provided by GPT Management

- independent valuations of the properties owned by GPT; and
- other confidential documents, board papers, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of GPT Management and its advisers.

Grant Samuel has had no access to non public information in relation to Stockland. However, senior management of Stockland made a presentation to Grant Samuel on 14 December 2004.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by GPT Management and its advisers. Grant Samuel has considered and relied upon this information. GPT Management has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary and appropriate for the purposes of forming an opinion in relation to the Stockland Offer. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review reflecting commercial judgements rather than a detailed audit, verification or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of GPT. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included the financial information on GPT contained in the Explanatory Memorandum issued by GPT Management in relation to the Lend Lease Proposal. This information included:

- the stand alone pro forma historical financial performance for the two years ended 30 June 2004 for GPT (the "GPT Pro Forma Historicals"); and
- the stand alone pro forma forecast financial performance and distribution statement for the year ending 30 June 2005 for GPT (the "GPT Forecast").

GPT Management is responsible for this financial information.

In preparing this report Grant Samuel has used publicly available information on Stockland and the information contained in the Bidder's Statement including:



- the forecast financial performance of Stockland for the year ending 30 June 2005 (the "Stockland Forecast");
- the pro forma forecast financial performance of Stockland post the acquisition of GPT for the year ending 30 June 2005 based on 100% acceptance of the Stockland Offer and based on 50.1% acceptance of the Stockland Offer (the "Stockland Pro Forma Merged Forecasts"); and
- the pro forma financial position of Stockland following the acquisition of GPT at 30 June 2004 based on 100% acceptance of the Stockland Offer and based on 50.1% acceptance of the Stockland Offer (the "Stockland Pro Forma Financial Position").

Stockland is responsible for the information contained in the Bidder's Statement. The Stockland financial information was reviewed by Deloitte Corporate Finance Pty Limited ("Deloitte") and its Independent Accountant's Report is set out in Section 8 of the Bidder's Statement.

Grant Samuel has used and relied on the abovementioned financial information for GPT and Stockland for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However:

- for the purposes of the Lend Lease Proposal, the Lend Lease Group financial information (which incorporated the GPT Forecast) was subject to comprehensive review by KPMG and KPMG Transaction Services (Australia) Pty Limited (see the Explanatory Memorandum in relation to the Lend Lease Proposal). These reviews were unqualified; and
- the Stockland financial information contained in the Bidder's Statement was subject to comprehensive review by Deloitte. This review was unqualified.

On this basis, Grant Samuel considers that there are reasonable grounds to believe that the financial information on GPT and Stockland have been prepared on a reasonable basis.

However, the achievability of the GPT Forecast, the Stockland Forecast and the Stockland Pro Forma Merged Forecasts is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

Grant Samuel has not valued any of the properties owned by GPT or Stockland and, for the purposes of this report, has relied on the independent property valuations commissioned by GPT Management and STML as disclosed in the most recent financial statements for each entity.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Bidder's Statement issued by STML to GPT unitholders is complete, accurate and fairly presented in all material respects;
- the information set out in the Target's Statement issued by GPT Management to GPT unitholders is complete, accurate and fairly presented in all material respects; and
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of General Property Trust

3.1 Background

GPT is one of the largest listed property trusts in Australia with a market capitalisation of approximately $7.5 billion prior to the announcement of the Stockland Offer. GPT's diversified portfolio consists of over 50 properties across Australia with a total book value of $8.1 billion as at 30 June 2004.[1]

GPT was formed by Lend Lease in 1959 as the First National Buildings Trust and was listed on the ASX in 1971. It is Australia's longest running property trust. The responsible entity for GPT is GPT Management, a wholly owned subsidiary of Lend Lease. Lend Lease also provides a range of other services to GPT including retail development management, property management and leasing and project management and construction.

Historically GPT has had a low growth profile due to its property sector diversification and low gearing ratio. In more recent times, demand for property securities generating higher growth resulted in GPT entering relatively higher risk property sectors such as hotels in 1997, bulky goods centres (Homemaker City centres) in 2001 and masterplanned urban communities in 2003.

GPT has been subject to takeover activity since May 2004. On 24 May 2004, Lend Lease announced its initial Lend Lease Proposal to merge with GPT. On 6 August 2004, GPT Management and Lend Lease announced agreed revised merger terms for the Lend Lease Proposal. The GPT unitholders meeting to consider the Lend Lease Proposal was set for 17 November 2004. Prior to this meeting, STML announced the Stockland Offer for GPT and Westfield Group was identified as a unitholder in GPT. The resolution to approve the Lend Lease Proposal did not receive the requisite 75% majority.

3.2 Property Portfolio

GPT's $8.1 billion portfolio consists of interests in over 50 properties across the retail, office, industrial/business park, hotel/tourism and masterplanned urban community property sub-sectors in Australia. The portfolio includes mainly wholly-owned properties with twelve properties held under joint venture or co-ownership arrangements.

The portfolio is weighted towards the retail sector and New South Wales:

GPT – Portfolio Diversification as at 30 June 2004 (including the Nature-Based Resorts)


Asset Type
Industrial/ Business Park 4%
Hotel/Tourism 10%
Retail 49%
Office 37%
Geographic
Western Australia 1%
Northern Territory 8%
Queensland 12%
Australian Capital Territory 5%
New South Wales 50%
Victoria 24%

Source: GPT Management

[1] Including the Nature-Based Resorts acquired on 7 July 2004.



As at 30 June 2004, GPT's top ten property tenants represented 20% of GPT's total gross property income, with no one tenant representing more than 6%. Major tenants include Coles Myer, Woolworths, ANZ Banking Group and PricewaterhouseCoopers.

GPT has its properties independently valued on a three year rolling basis and at other times as necessary. During the year ended 31 December 2003 revaluations totalling approximately $235 million were recorded mainly in the retail portfolio ($216 million over 15 properties including homemaker). In the six months to 30 June 2004, increases in the value of the retail portfolio have been largely offset by decreases in the office portfolio resulting in a net increase in the total portfolio of $11.1 million.

The twelve properties in GPT's portfolio held under joint venture or co-ownership arrangements contain pre-emptive rights and change of control provisions. GPT has indicated in its Target's Statement that none of these pre-emptive rights or change of control provisions would be triggered by a change in control of GPT or by Stockland replacing GPT Management as responsible entity of GPT except for Twin Waters and Rouse Hill.

Lend Lease has pre-emptive rights in relation to the urban community joint ventures of Twin Waters and Rouse Hill and has stated that it intends to exercise its pre-emptive rights if Stockland was to acquire GPT. In this case, Lend Lease would be required to pay GPT the current market value of the asset as determined under the relevant agreements which include dispute resolution mechanisms.

GPT unitholders should refer to Section H.2 of the Target's Statement for further detail on the pre-emptive rights and change of control provisions.

3.3 Earnings and Distributions

The historical financial performance of GPT for the four years ended 31 December 2003, the six months ended 30 June 2004 and the forecast for the year ending 30 June 2005 are summarised below:

GPT – Financial Performance ($ millions)

	Year ended 31 December				6 mths to 30 June	Year ending 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual	2005[2] forecast
Net rental income	481.6	515.2	568.5	605.9	319.4	
Property outgoings	(116.1)	(118.6)	(128.9)	(138.2)	(71.6)	
Net property income	**365.5**	**396.6**	**439.6**	**467.7**	**247.8**	
Share of associates net profit after tax	22.8	41.0	59.0	63.7	44.5	
Other income[3]	2.4	1.9	(5.6)	1.3	-	
Net income	**390.7**	**439.5**	**493.0**	**532.7**	**292.3**	**639**
Responsible entity fees	(28.2)	(29.3)	(33.9)	(25.6)	(19.7)	(34)
Other expenses	(13.4)	(13.8)	(15.8)	(16.2)	(9.0)	(6)
Net borrowing costs	(32.1)	(32.0)	(57.2)	(70.7)	(47.1)	(145)
Total expenses	**(73.7)**	**(75.1)**	**(106.9)**	**(112.5)**	**(75.8)**	**(185)**
Net profit attributable to unitholders	**317.0**	**364.4**	**386.1**	**420.2**	**216.5**	**454**
Transfer (to) capital profits reserves	-	(1.9)	5.6	-	2.6	-
Movement in undistributed income	0.5	0.3	0.5	0.7	7.6	-
Distributable income	**317.5**	**362.8**	**392.2**	**420.9**	**226.7**	**454**
Statistics						
Earnings per unit (cents)[4]	*19.3*	*19.7*	*20.4*	*21.6*	*10.9*	*22.5*
Distribution per unit (cents)	*19.3*	*19.7*	*20.4*	*21.2*	*10.9*	*22.5*
Distribution payout ratio	*100%*	*100%*	*100%*	*98%*	*100%*	*100%*
Growth in distributions per unit	*1.0%*	*2.1%*	*3.6%*	*3.9%*	*nc[5]*	*nc*
Tax free amount of distribution (cents)[6]	*1.82*	*0.45*	-	-	-	-
Tax deferred amount of distribution (cents)[7]	*4.81*	*6.22*	*9.33*	*9.65*	*4.89*	*na[8]*
Tax advantaged component of distribution	*34.4%*	*33.9%*	*45.7%*	*45.5%*	*44.9%*	*na*
Distribution yield[9]	*7.0%*	*7.0%*	*6.9%*	*7.1%*	*nc*	*na*

Source: GPT Management, Explanatory Memorandum

Net property income has grown consistently over the last four and a half years, with compound average growth of 8.6% per annum for the four years ended 31 December 2003. This growth has been driven by various factors including acquisitions, redevelopment of retail assets to improve returns and strong operating performances from the retail shopping centres over the last two years.

Acquisitions are expected to continue to underpin net income growth in 2004. During 2003, GPT acquired an additional bulky goods retail asset in Epping, an interest in a prime Sydney office building and a large industrial site in Victoria. Future growth is expected to be driven by management initiatives including the retail development pipeline, the development of a third tower at the Darling Park Complex, continued management of vacancies within the office portfolio and the maturing of the residential masterplanned urban communities assets.

[2] Disclosure is on the same basis as the Explanatory Memorandum for the Lend Lease Proposal. Commentary on the assumptions underlying the GPT Forecast for the year ending 30 June 2005 were set out in Section 4.3 of that Explanatory Memorandum. The GPT Forecast excludes estimated transaction costs relating to the Lend Lease Proposal and to the Stockland Offer. However, distributions are not expected to be affected as GPT expects to transfer an equivalent amount from capital.

[3] Includes profit and losses on asset sales.

[4] Excludes earnings from asset sales and transfers from reserves.

[5] nc = not calculated.

[6] The tax free amount of the distribution is not included in a unitholder's assessable income. From 1 July 2001, tax free distributions arising as a consequence of building allowance deductions are treated as tax deferred.

[7] The tax deferred amount of the distribution is not included in a unitholder's assessable income.

[8] na = not available.

[9] Distribution yield is based on period end unit prices.

Net income includes GPT's share of net profit from joint ventures. The increased contribution over the past four years primarily reflects the acquisition of assets under joint venture or co-ownership arrangements.

Growth in responsible entity fees approximates the growth in assets and income for the three years to 31 December 2002. From 1 January 2003, the responsible entity fee was reduced from 0.55% of gross assets to a base fee of 0.40% of gross assets plus a performance fee equal to 5% of GPT's outperformance of the S&P/ASX Property 200 Accumulation Index (subject to a cap every six months of 0.275% of the GPT gross assets). As GPT did not outperform the index in 2003, no performance fee was paid and total responsible entity fees declined. A performance fee of approximately $3.5 million was paid by GPT to GPT Management for the six months to 30 June 2004.

Net borrowing costs have increased broadly in line with the increase in total borrowings. GPT utilises swap agreements to hedge its interest rate risk on borrowings. As at 30 June 2004 75.6% of the trust's borrowings were hedged.

Under current tax legislation, GPT is not liable for Australian income tax (including capital gains tax) provided that it distributes all of its distributable income to unitholders. Growth in distribution per unit has increased in recent years as a consequence of the strategy of investment in higher risk property sectors (such as hotels) and increased gearing. Distributions are paid quarterly.

3.4 Financial Position

The financial position of GPT as at 30 June 2004 is summarised below:

GPT – Financial Position ($ millions)	As at 30 June 2004 actual
Cash	52.5
Receivables	60.5
Investment in properties	7,855.9
Investments in master planned urban communities (equity accounted)	9.2
Other assets	2.7
Total assets	**7,980.8**
Payables	(149.3)
Borrowings	(2,197.0)
Distribution payable	(110.9)
Total liabilities	**(2,457.2)**
Net assets	**5,523.6**
Statistics	
Net borrowings	*2,144.5*
NTA[16]	*5,523.6*
NTA per unit (cents)	*273.9*
Gearing (total borrowings/total tangible assets)	*27.5%*
Gearing (net debt/net debt plus net tangible assets)	*28.0%*

Source: GPT Management

As at 30 June 2004, GPT's investment property assets (including investments in masterplanned urban communities) totalled $7.9 billion, including assets under re-development. On 7 July 2004, GPT acquired the Nature-Based Resorts for $225 million increasing investment property assets to $8.1 billion.

GPT has increased gearing (total borrowings/total tangible assets) in recent years to its current level of 29.5% (including the acquisition of the Nature-Based Resorts) or 30.0% (if measured by net debt/net debt plus net tangible assets). This is in line with GPT's target gearing range of 20-

[16] NTA is net tangible assets.



30% of total assets, but below the sector average of 35%. All borrowings are Australian dollar denominated. GPT diversifies the maturity profile of its debt portfolio, with a target of an average of over four years to expiry and not less than 75% of the interest rates hedged two years forward. As at 30 June 2004, there were unrealised losses on interest rate swaps totalling $0.7 million.

NTA grew by 5% ($0.12 per unit) during the year ended 31 December 2003 largely due to the increased value of the retail portfolio (15%). Growth in NTA in the six months to 30 June 2004 was modest ($0.01 per unit) as a consequence of a downward revaluation of certain office assets.

3.5 Capital Structure and Ownership

As at 10 December 2004, GPT had 2,016,716,610 ordinary units on issue.

The substantial unitholders in GPT at 10 December 2004 were:

GPT – Substantial Unitholders as at 10 December 2004		
Unitholder	Number of Units	Percentage Interest
Commonwealth Bank of Australia	139,833,437	6.93%
Lend Lease[11]	136,141,495	6.75%
Westfield Group	131,755,640	6.53%
National Australia Bank	121,262,559	6.01%
Barclays Group	104,662,625	5.19%

Source: GPT Management, IRESS

3.6 Unit Price History

The following graph illustrates the movement in the GPT unit price and trading volumes since January 2000:


GPT - Unit Price and Trading Volumes
(January 2000 - December 2004)
Unit Price ($)
Weekly Volume (000s)
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
2.20
120,000
100,000
80,000
60,000
40,000
20,000
0
Stockland Offer announced
Initial Lend Lease Proposal announced
Merger proposal for Westfield Group announced
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Volume
GPT unit price
NTA/unit (reported)

Source: IRESS, GPT Management

[11] Lend Lease's relevant interest in GPT is comprised of a direct unitholding of 17.3 million units (0.9%), a relevant interest in 97.6 million units (4.8%) managed on behalf of clients of the Lend Lease Real Estate Securities business (now managed by Resolution Capital Limited, a company in which Lend Lease has a 50% interest) and a relevant interest in 21.2 million units (1.1%) held by the GPT Split Trust. The GPT Split Trust has income and growth units listed on the ASX and operates a facility that allows unitholders to effectively exchange their units in the GPT Split Trust for an equivalent number of GPT units held by the Split Trust.



Units in GPT had traded in the range of $2.28 to $3.16 in the four and a half years prior to announcement of the initial Lend Lease Proposal on 24 May 2004 (and in the range of $2.71 to $3.16 in the twelve months prior to 24 May 2004). While the unit price exhibits some volatility, it has trended upwards over the period. The unit price high in the quarter ended 30 June 2003 ($3.16) may relate to increased corporate activity in the listed property trust sector and market anticipation of GPT's participation. The unit price increased dramatically (approximately 12%) upon the initial announcement of the Lend Lease Proposal on 24 May 2004.

A summary of the price history of GPT units since the announcement of the initial Lend Lease Proposal is set out below:

GPT - Recent Unit Price History

Period	Initial Lend Lease Proposal (24 May 2004)	Final Lend Lease Proposal (8 August 2004)	Stockland Offer (8 Nov 2004)	Current (10 Dec 2004)
Closing price day before	$3.05	$3.49	$3.73	$3.70
Week prior [12]	$3.05	$3.50	$3.69	$3.70
Month prior[12]	$3.02	$3.51	$3.72	$3.66
Low-High range[13]	$2.93-3.11	$3.45-3.55	$3.66-3.80	$3.59-3.76[14]

Source: IRESS

GPT's units have traded at a premium to NTA since mid 2000. In the 18 months prior to the announcement of the initial Lend Lease Proposal, the premium ranged between 5.8% and 18.8% with an average of 11.5%. The premia to NTA should be considered in the context that trust assets are independently valued on a three year rolling basis resulting in a lag between reported NTA (once every six months) and market perception of underlying value as well as the considerable amount of market speculation regarding consolidation of the listed property trust sector.

12 Volume weighted average prices shown.

13 Range for the period.

14 Since announcement of Stockland Offer on 8 November 2004 to 10 December 2004.

4 Profile of Stockland

4.1 Background

Stockland was established as a stapled group in February 1988 with assets of approximately $490 million. Stapled securities in Stockland comprise a unit in Stockland Trust plus a share in Stockland Corporation. Stockland has an internalised management structure with STML (a wholly owned subsidiary of Stockland Corporation) the responsible entity for Stockland Trust.

Today, Stockland is the second largest listed property group in Australia by market capitalisation and one of the 30 largest entities listed on the ASX. It had a market capitalisation prior to announcement of the Stockland Offer of approximately $7.9 billion. It is a diversified property group involved in investment in and the management and development of shopping centre, commercial, residential, industrial and hotel properties across Australia. Stockland also owns shopping centres in New Zealand. The current book value of Stockland's property portfolio is approximately $5.4 billion.

Stockland's earnings by business division and by income type for the year ending 30 June 2005[15] is forecast as follows:


Stockland – Source of Forecast Earnings for the year ending 30 June 2005
Business Division
Development 30%
Shopping Centres 34%
Hotels 1%
Industrial 9%
Commercial Office 26%
Income Type
Property Investment 77%
Corporate operations 23%

Source: Bidder's Statement
Note: Corporate operations comprise development, hotel management and funds management.

4.2 Property Investment

Stockland's property portfolio comprises 95 properties including 40 shopping centres, 32 commercial office properties and 23 industrial and office park properties. The current book value of the property portfolio is approximately $5.4 billion. With the exception of three co-owned shopping centres in New Zealand, all properties are located within Australia. The portfolio includes 84 wholly owned properties and 11 held in co-ownership arrangements. Shopping centre assets represent the largest component of Stockland's portfolio:

[15] Split by business division is based on EBIT. Split by income type is based on net income (Stockland Trust) and net profit after tax (Stockland Corporation).

Stockland - Portfolio Diversification as at 30 June 2004 (by value)


Industrial
14%
Shopping Centres
51%
Commercial Office
35%

Source: Stockland 2004 Annual Report

Stockland's property portfolio has grown significantly in recent years, primarily as a result of the acquisition of several listed property trusts.

Stockland has its properties independently valued at regular intervals as appropriate to the nature of each of the properties. Shopping centres and commercial office properties have tended to be valued more frequently given the greater volatility in capitalisation rates associated with these asset classes.

4.3 Development

Stockland develops masterplanned residential estates, integrated housing projects and large scale mixed use apartment projects. Following its recently announced acquisition of the Lensworth development business, Stockland's development pipeline comprises a residential estates land bank of over 64,000 lots and 2,100 apartment units. The development pipeline is weighted towards sites within the high population growth corridors in Queensland and New South Wales:

Stockland – Residential Development Pipeline (including Lensworth)

Region	Projects	Residential Estates (Lots)	Apartments (units)
Queensland	36	35,100	400
New South Wales	24	10,500	1,000
Victoria	14	12,900	600
Western Australia	10	5,500	-
South Australia	1	250	-
Australian Capital Territory	1	-	100
Total	**86**	**64,250**	**2,100**

Source: Stockland Development Division presentation (10 December 2004)

Planning, developing and marketing masterplanned residential estates is the largest component of Stockland's residential development business. Residential estates account for approximately 85% of the total development pipeline (by estimated end value) with 76 projects across Australia. Stockland acquires large land estates which it rezones and develops to create residential communities typically comprising a mix of low density housing and medium density dwellings, as well as retail shops and community facilities. Stockland's revenue is generated through the sale of vacant land of varying lot sizes to individuals and home builders.

Stockland's preferred approach is to own its development land bank in order to capture maximum valuation uplift when lots are rezoned and sold. Stockland currently owns 90% of the land associated with its development pipeline and has options or development agreements with third parties over the balance. The book value of Stockland's development land and properties (excluding the recently announced Lensworth acquisition) is currently in excess of $1.2 billion and is recorded at cost until developments are sold, although interest is capitalised into the carrying value of the land.



On 9 December 2004 Stockland announced the acquisition of Foster's Group Limited's masterplanned urban community development business, Lensworth for $846 million (including working capital). The Lensworth property portfolio consists of seven active projects and a further ten projects scheduled for commencement, and is heavily weighted towards the South East Queensland region.

Stockland is also a developer of integrated housing projects and apartments. These projects account for the remaining 15% of Stockland's development pipeline, with the apartments business comprising the vast majority of these projects. The apartments business concentrates on delivering high quality products in premium locations in Sydney, Melbourne and Brisbane to the owner occupier market and has a pipeline of 2,100 units across 11 projects. The integrated housing business delivers medium density and urban infill housing developments.

Stockland's competitors in the large scale residential development market include Lend Lease and Mirvac and, on smaller scale projects, Australand, AV Jennings and Peet & Co. The residential development market in Australia is highly fragmented reflecting the historically low barriers to entry. Stockland estimates its market share (including Lensworth) at less than 5% overall. However, limited supply of new sites and increasing planning obligations imposed by government are expected to increase barriers to entry and promote industry consolidation.

Stockland's development business has experienced strong growth over the last three years as a number of community and apartment projects have reached marketing phase. The residential estates development business has achieved semi-annual lot sales in the range of 1,450 to 1,600 between 1 July 2001 and 31 December 2003. However, lot sales for the half year ended 30 June 2004 fell by 408 lots to 1,201 which may reflect a softening in the Australian housing market. Notwithstanding this, Stockland expects to increase residential development earnings for the financial year ended 30 June 2005. Its growth expectations are underpinned by the planned launch of further residential projects to market during 2005 and the level of pre-sales already achieved (65% of 2005 budgeted sales had been secured at 30 November 2004). The Lensworth portfolio is expected to be only marginally accretive to earnings for the year ending 30 June 2005 but is forecast to add over $20 million to Stockland's net profit after tax in 2006.

In the longer term, Stockland intends to maintain its focus on the masterplanned residential estates sector and replenish its land bank via organic and corporate acquisitions. Stockland also intends to continue growing its apartments business by focussing its built form offering on the premium owner occupier market.

4.4 Hotel Management

Stockland operates and manages nine apartment style hotels across Australia's mainland capital cities under the "Saville Hotel Group" brand. The hotel portfolio includes in excess of 1,430 apartments which range from 3-star to deluxe. The Saville brand is well established and Stockland has over 20 years of management experience in the Australian hotel sector.

The hotel management business is a small but consistent contributor to Stockland's earnings. Stockland intends to continue to expand the Saville brand in Australia by pursuing development and acquisition opportunities.

4.5 Funds Management

Stockland has recently commenced funds management of third party unlisted property funds. The objective of this business is to provide quality unlisted investment products to wholesale and retail investors. Stockland closed its first retail unlisted property fund in September 2004 for a commercial waterfront property in Brisbane.

4.6 Historical and Forecast Financial Performance

The historical financial performance of Stockland for the five years ended 30 June 2004 and Stockland's forecast financial performance for the year ending 30 June 2005 are summarised below:

Stockland – Financial Performance ($ millions)						
	Year ended 30 June					Year ending 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual	2005 forecast[16]
Revenue[17]	**269.5**	**414.5**	**548.8**	**602.4**	**996.0**	
EBITDA[18]	**134.0**	**247.3**	**291.6**	**329.2**	**571.1**	
Depreciation and amortisation	(2.4)	(2.6)	(3.7)	(3.7)	(6.4)	
Amortisation of goodwill	-	-	(0.8)	(1.3)	(1.1)	
EBIT[19]	**131.6**	**244.6**	**287.1**	**324.1**	**563.6**	
Net interest expense	(4.4)	(31.3)	(19.5)	(14.2)	(58.5)	
Profit before tax	**127.1**	**213.3**	**267.7**	**310.0**	**505.1**	**584.9**
Write(off)/back of goodwill on acquisition	-	-	-	(220.4)	220.4	-
Amortisation of goodwill from acquisition	-	-	-	-	(106.9)	(107.0)
Income tax expense	(12.0)	(15.1)	(17.8)	(25.2)	(43.8)	(53.1)
Net profit attributable to Stockland stapled securityholders	**115.1**	**198.2**	**249.9**	**64.4**	**574.7**	**424.9**
Retained profits	47.4	51.4	57.1	64.9	74.5	83.7
Distributable income	**162.5**	**249.6**	**307.0**	**129.3**	**649.2**	**508.6**
Distributions	(91.6)	(168.0)	(207.9)	(224.3)	(355.6)	(395.5)
Dividends	(20.1)	(24.5)	(33.4)	(48.5)	(90.7)	(109.1)
Transfers (to)/from capital reserves	0.6	-	(0.8)	218.1	(119.2)	91.9
Retained profits at year end	**51.4**	**57.1**	**64.9**	**74.5**	**83.7**	**95.9**
Statistics						
Earnings per stapled security (cents)[20]	*26.9*	*29.2*	*30.8*	*33.5*	*37.8*	*39.7*
Distribution/Dividend per stapled security						
- Distribution component (cents)	*21.4*	*24.7*	*25.6*	*26.4*	*29.5*	*30.4*
- Dividend component (cents)	*4.7*	*3.6*	*4.1*	*5.7*	*7.5*	*8.4*
Total (cents)	*26.1*	*28.3*	*29.7*	*32.1*	*37.0*	*38.4*
Tax advantaged component of distribution	*18.9%*	*27.9%*	*25.9%*	*16.9%*	*17.6%*	*17.5-20.0%*
Franking attached to dividend component	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*
Total distribution yield[21]	*7.4%*	*7.0%*	*6.8%*	*6.4%*	*7.1%*	*na*

Source: Stockland Annual Reports, Bidder's Statement

Profit before tax increased significantly in the year ended 30 June 2004 reflecting the $1.1 billion acquisition of the AMP Diversified Property Trust and the launch to market of several new urban community and apartment developments.

The writeback of goodwill in 2003 and 2004 relates to a change in accounting treatment for goodwill on acquisition of AMP Diversified Property Trust. Goodwill on acquisition of $220.4 million is being amortised over three years to 30 June 2006 rather than written off immediately.

Stockland's policy has been to distribute to securityholders 100% of Stockland Trust's net income and 90% of Stockland Corporation's net profit after tax. Distributions are paid six monthly.

---

16 Sourced from the Bidder's Statement.

17 Revenue is calculated as reported revenue from ordinary activities less cost of property developments sold and interest received.

18 EBITDA is earnings before net interest, tax, depreciation and amortisation and includes share of associates and joint venture net profits.

19 EBIT is earnings before net interest and tax.

20 Before adjustments in relation to acquisition of AMP Diversified Property Trust.

21 Total distribution yield is based on period end stapled security prices.



4.7 Financial Position

The financial position of Stockland as at 30 June 2004 is summarised below:

Stockland – Financial Position ($ millions)	
	As at 30 June 2004 actual
Cash	206.7
Receivables and prepayments	129.8
Prepaid land deposits	37.6
Development land and property	1,095.8
Investment properties	4,750.0
Investments in associates and joint ventures (equity accounted)	627.5
Goodwill (net)	222.7
Hotel, trust and property management rights (net)	47.0
Other assets	95.9
Total assets	**7,213.0**
Payables	(183.8)
Borrowings	(1,673.7)
Distributions and dividends payable	(236.4)
Other liabilities	(86.0)
Total liabilities	**(2,179.9)**
Net assets	**5,033.1**
Statistics	
Net borrowings	*1,467.1*
NTA	*4,763.4*
NTA per stapled security (cents)	*376.4*
Gearing (total debt/total assets)	*23.2%*
Gearing (net debt/net debt plus net tangible assets)	*23.5%*

Source: Stockland Annual Report

Approximately $1.0 billion of the total development assets of $1.1 billion relate to residential land and property under development and held for resale, with $82 million relating to retail development projects. All development assets are recorded at cost (but including capitalised interest), with any profit on sale of properties accounted for in the period in which they are sold.

As at 30 June 2004, Stockland's investment property assets (excluding Stockland residential development land and property) totalled approximately $5.4 billion, including co-owned and joint venture property interests. On 9 August 2004, Stockland entered into an asset swap arrangement with Westfield Group through which it acquired The Pines (a Melbourne sub-regional shopping centre) and sold the Imperial Arcade, a Sydney central business district property. As part of the arrangement Stockland paid Westfield Group $26 million as a consequence of asset value differentials. Also on 9 August 2004, Stockland announced it had entered into a sale agreement for three non-core commercial office buildings for $80.9 million.

Goodwill relates to the acquisition of AMP Diversified Property Trust in June 2003.



4.8 Capital Structure and Ownership

As at 10 December 2004, Stockland had 1,295,427,011 stapled securities on issue.[22]

The top 20 stapled securityholders in Stockland accounted for approximately 70.8% of the stapled securities on issue at 30 July 2004 and are all either institutional investors or institutional nominee companies. At 30 July 2004 there were 41,856 registered securityholders. Stockland currently has four substantial securityholders:

Stockland – Substantial Stapled Securityholders as at 10 December 2004		
Securityholder	Number of Stapled Securities	Percentage Interest
Commonwealth Bank of Australia Limited/Colonial Limited	104,271,804	8.0%
Barclays Group	78,574,979	6.1%
Macquarie Bank Limited	71,798,554	5.5%
AMP Limited	70,516,482	5.4%

Source: IRESS

Stockland operates a distribution/dividend reinvestment plan which allows securityholders to reinvest the cash amount of their distributions in stapled securities at a discount of 2.5% to market prices, with no brokerage or transaction costs.

4.9 Stapled Security Price History

A summary of the price and trading history of Stockland stapled securities since 1 January 2000 is set out below:

Stockland – Stapled Security Price History					
	Stapled Security Price ($)			Average Weekly Volume	Average Weekly
	High	Low	Close	(000's)	Transactions
Year ended 31 December					
2000	4.12	3.06	3.90	5,502	297
2001	4.64	3.87	4.32	7,821	505
2002	4.97	4.05	4.82	8,890	563
2003	5.50	4.57	5.22	14,899	939
Quarter ended					
31 March 2004	5.74	5.12	5.65	11,483	973
30 June 2004	5.73	5.04	5.18	19,500	1,258
Month ended					
31 July 2004	5.54	5.18	5.52	25,633	1,342
31 August 2004	5.68	5.38	5.61	17,835	1,247
30 September 2004	5.93	5.57	5.69	24,696	1,325
31 October 2004	5.97	5.63	5.89	15,717	1,290
Week ended					
5 November 2004	6.10	5.85	6.09	15,406	1,825
12 November 2004	6.02	5.91	5.94	15,282	1,519
19 November 2004	5.97	5.80	5.82	30,824	1,395
26 November 2004	5.94	5.71	5.91	17,326	1,545
3 December 2004	5.97	5.85	5.92	12,739	1,624
10 December 2004	6.04	5.92	6.00	16,319	1,499

Source: IRESS

[22] This includes 28,760,895 stapled securities issued on 31 August 2004 and 1,034,000 unquoted stapled securities issued under various executive security plans. The 28,760,895 stapled securities have a pro-rata entitlement to distributions in respect of the half year ending 31 December 2004 and will be listed as a separate security until the stapled securities trade ex-distribution.

The following graph illustrates the movement in Stockland's stapled security price and trading volumes since January 2000:



Stockland - Stapled Security Price and Volume
(January 2000 to December 2004)
Stapled Security Price ($)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Weekly Volume (000s)
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan-00 Jun-00 Dec-00 Jun-01 Dec-01 May-02 Nov-02 May-03 Nov-03 Apr-04 Oct-04
Volume
Stockland security price
NTA/security (reported)

Source: IRESS

Stockland stapled securities have traded in the range of $3.06 to $6.10 over the past four years, rising steadily over the period. The upward trend over the period primarily reflects the growth in earnings and distributions per unit.

Stockland stapled securities have historically traded at a significant premium to NTA with the premium increasing over the last four years. The premium to NTA averaged approximately 40.8% for the year ended 30 June 2004 compared to 31.1% for the year ended 30 June 2001. Factors which are likely to have influenced the premium to NTA include the value of the development business (in excess of its capital employed) as well as expectations of continued growth in earnings and distributions, the level of unrecognised profits inherent in Stockland's growing residential development portfolio and the lag between property valuations and market perception of underlying value.

The closing price on 5 November 2004, the day prior to the announcement of the Stockland Offer was $6.09, having risen from $5.89 at the start of the week. Since the announcement, the stapled securities have traded in the range of $5.71-6.04, with a volume weighted average price of $5.90 (calculated up to 10 December 2004).

Trading in Stockland stapled securities is reasonably liquid. Average weekly volumes over the year preceding the announcement of the Stockland Offer represent approximately 1.4% of total securities on issue. This represents annual turnover of around 71% of total issued capital.



Stockland currently comprises 9.94% of the S&P/ASX Real Estate Index and 1.23% of the S&P/ASX 200 Industrials Index. Stockland has outperformed the S&P/ASX 200 Real Estate Index and the S&P/ASX 200 Industrials Index since September 2002.


Stockland vs S&P/ASX 200 Real Estate Index
vs S&P/ASX 200 Industrials Index
(31 March 2000 - 10 December 2004)
Index (base = 100)
180
170
160
150
140
130
120
110
100
90
80
Mar-00 Aug-00 Jan-01 Jun-01 Nov-01 Apr-02 Sep-02 Feb-03 Jul-03 Dec-03 May-04 Oct-04
Stockland
S&P/ASX 200 Real Estate Index
S&P/ASX 200 Industrials Index

Source: IRESS

5 Profile of Stockland After Acquisition of GPT

5.1 Overview

Stockland's acquisition of GPT would have a material impact on its assets, liabilities and earnings. The extent of the impact depends on whether Stockland acquires 100% or 50.1% of GPT (its minimum acceptance condition) or somewhere in between. It is also possible that Stockland gains acceptances for less than 50.1% and waives the minimum acceptance condition. Under these circumstances Stockland would hold its interest in GPT as an investment.

Stockland's intentions in relation to GPT are set out in Section 5 of the Bidder's Statement.

If Stockland acquires control of GPT, regardless of whether it has 100% of GPT, it intends to seek to remove GPT Management as responsible entity of GPT and appoint a Stockland group entity as responsible entity. Stockland also intends to seek to appoint Stockland group entities to manage GPT's majority owned assets and undertake property management and development activities for GPT.

5.2 Operations

Following the acquisition of GPT, Stockland would continue to be the second largest listed Australian property group by market capitalisation albeit with a market capitalisation of approximately $15.4 billion, substantially larger than the third largest property group, Centro Properties Group.[25] Its operations would comprise:

- **Shopping Centres** – the ownership of 69 regional and sub-regional centres spread across mainland Australia with a book value of approximately $6.6 billion;
- **Office** – the ownership of 45 office properties that will be strongly weighted towards the Sydney market (64% of asset value) and have a book value of approximately $4.9 billion;
- **Industrial** – the ownership of 33 industrial and office park properties with a book value of approximately $1.1 billion;
- **Hotels** – it would be a major domestic hotel owner and manager through Stockland's Saville chain and GPT's portfolio of resort hotels; and
- **Residential Development** – the development of masterplanned residential estates, integrated housing projects and large scale mixed use apartment projects.

More than 80% of Stockland's pro forma EBIT for the year ending 30 June 2005 is forecast to be attributable to passive property investment with the balance primarily generated by residential development activities and hotel management. Stockland's operations would continue domestically focused with almost all of its income being generated in Australia.

5.3 Pro Forma Capital Structure and Ownership

The capital structure of Stockland will depend on the level of acceptances to the Stockland Offer. The following table shows the impact of the acquisition on the capital structure and ownership of Stockland for two outcomes – a 100% acquisition and a 50.1% acquisition. Under a 100% acquisition outcome, existing Stockland securityholders would own 51.5% and GPT unitholders would own 48.5% of the stapled securities on issue post-takeover.

---

[25] If the proposed merger between Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust is approved by securityholder in January 2005. The Macquarie Goodman Group will become the third largest property group.



Pro Forma Capital Structure		
	100% Acquisition	50.1% Acquisition
Stapled Securities on issue (million)		
Securities on issue pre-takeover	1,300.4	1,300.4
Securities issued pursuant to takeover	1,226.2	614.3
Pro forma stapled securities on issue	**2,526.6**	**1,914.7**
Ownership (%)		
Stockland stapled securityholders	51.5%	67.9%
Former GPT unitholders	48.5%	32.1%

It is possible that Stockland will secure more than 50.1% but less than 90% of GPT units on issue and not be able to move to compulsory acquisition. In these circumstances, GPT unitholders will collectively own between 32% and 46% of Stockland following the acquisition (depending on the extent of acceptances of the Stockland Offer) and unitholders who do not accept the offer will continue to hold units in GPT. Once Stockland replaces GPT Management as manager (as it intends to do), GPT would be effectively controlled by Stockland.

5.4 Financial Impact of the Acquisition

The table below summarises the Stockland Pro Forma Merged Forecasts have been presented on two bases:

- assuming the acquisition occurred on 1 July 2004 and Stockland acquired 100% of the GPT units; and
- assuming the acquisition occurred on 1 July 2004 and Stockland acquired 50.1% of the GPT units.

Stockland – Pro Forma Merged Forecasts ($ millions)		
	Year ending 30 June 2005	
	Merged group (100%)	Merged group (50.1%)
Trust net income	878.5	850.7
Corporation profit before tax	193.8	214.6
Profit before tax and significant items	**1,072.3**	**1,065.3**
Income tax expense	(58.9)	(65.1)
Outside equity interests	-	(222.3)
Profit before significant items	**1,013.4**	**777.9**
Amortisation of goodwill on acquisition	(206.6)	(157.5)
Other significant items	15.1	15.1
Net profit attributable to Stockland stapled securityholders	**821.9**	**635.5**
Distributions provided for or paid	**1,000.5**	**762.1**
Statistics		
Weighted average number of securities on issue (millions)	*2,526.6*	*1,914.7*
Earnings per security (before significant items) (cents)	*40.1*	*40.6*
Distribution per security (cents)	*39.6*	*39.8*

Source: Bidder's Statement

The forecasts for Stockland post the acquisition are based on forecasts for the financial performance of both GPT and Stockland on a stand alone basis. The GPT Forecast is sourced from the Explanatory Memorandum issued in relation to the Lend Lease Proposal. The Stockland Forecast is based on three months actual performance and nine months forecast. The assumptions adopted in preparing the Stockland Forecast are set out in Section 6.8 of the Bidder's Statement.



Detailed assumptions underlying the Stockland Pro Forma Merged Forecasts are set out in Sections 6.4, 6.8 and 6.9 of the Bidder's Statement. Major assumptions include:

- Australian Generally Accepted Accounting Principles ("Australian GAAP") apply throughout the period;
- after tax cost savings of $40 million in 2005 assuming Stockland acquires 100%. In the event that more than 50.1% and less than 90% is acquired by Stockland, Stockland would assume the role of responsible entity of GPT and property manager of GPT wholly-owned properties. This will result in additional revenue to Stockland at no additional cost to GPT;
- in the event any pre-emptive right that exists under a co-ownership agreement to which GPT is a party is exercised, the proceeds are reinvested in additional properties at a similar yield resulting in no material impact on forecast earnings;
- dividend and distribution payouts are 90% for corporate earnings and 100% for trust earnings and paid six monthly;
- a decrease in net interest expense upon restructuring GPT's existing fixed rate debt and swap facilities and aligning GPT's distribution timing; and
- goodwill of $2 billion arising from the acquisition is amortised over a 20 year period.

The Stockland Pro Forma Financial Position as at 30 June 2004 is summarised below:

Stockland – Pro Forma Financial Position ($ millions)

	As at 30 June 2004	
	Merged group (100%)	Merged group (50.1%)
Cash	183.9	183.9
Investment properties	12,806.4	12,806.4
Receivables	219.9	219.9
Inventories	1,095.8	1,095.8
Intangibles	2,263.2	1,279.9
Other investments	636.7	636.7
Other assets	220.2	220.2
Total assets	**17,426.1**	**16,442.8**
Borrowings	(4,142.7)	(4,142.7)
Distribution/Dividend payable	(211.7)	(211.7)
Creditors	(333.1)	(333.1)
Other liabilities	(86.0)	(86.0)
Total liabilities	**4,773.5**	**4,773.5**
Net assets	**12,652.6**	**11,669.3**
Outside equity interests	-	(2,742.9)
Equity attributable to Stockland stapled securityholders	**12,652.6**	**8,926.4**
Statistics		
Stapled securities on issue (millions)	*2,519.6*	*1,908.7*
NTA	*10,389.4*	*7,646.5*
NTA per stapled security	*$4.12*	*$4.01*
Gearing (total borrowings/total tangible assets)	*27.3%*	*27.3%*

Source: Bidder's Statement

The Stockland Pro Forma Financial Position and the underlying assumptions are set out in detail in Section 6.11 of the Bidder's Statement. It is based on the audited financial position of GPT and Stockland as at 30 June 2004 and the financial effect of the Stockland Offer. Specifically, it assumes:



- the acquisition occurred on 1 July 2004;
- Australian GAAP apply;
- goodwill of approximately $2 billion arises from an acquisition of 100% of GPT units by Stockland and $1 billion from an acquisition of 50.1%;
- transaction costs of $47 million associated with the Stockland Offer (including GPT costs) are incurred and funded through borrowings; and
- the impact of a number of material transactions post 30 June 2004 are incorporated in the financial positions for both Stockland and GPT.

Stockland's gearing (defined as total borrowings to total tangible assets) following the acquisition will be 27.3%. This will increase to approximately 31.2% after allowing for the acquisition of the Lensworth development business.

6 Evaluation of the Offer

6.1 Summary

The issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". Rather, GPT unitholders need to determine what course of action to take in an environment where various parties are potentially interested in GPT. The struggle for ownership and control of GPT has been underway for over six months but continues to evolve. With the defeat of the Lend Lease Proposal, the Stockland Offer is the only offer formally on the table. However, the potential for alternative proposals to emerge remains. Lend Lease will inevitably continue to have a vital interest in GPT's future. The Westfield Group has disclosed a significant holding of GPT units (6.5%) but has not indicated its position regarding GPT.

It is difficult to recommend the Stockland Offer as fair when it is demonstrably inferior in value terms to the Lend Lease Proposal which was rejected by GPT unitholders (albeit by a minority of unitholders). There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of the offer exceeds the prices at which GPT units are likely to trade in the absence of takeover speculation. On the other hand, there are no obvious reasons to accept an offer that is not fair. GPT has an open register and is clearly a strategically attractive asset. Certainly, it would be unwise to assume at this stage that no better alternative will come forward. Neither of the criteria of "fairness" and "reasonableness" give clear guidance as to whether or not to accept the Stockland Offer in the current circumstances.

In Grant Samuel's view, Stockland securities are likely to trade at a yield of 6.7-6.9% post the acquisition of GPT implying a price in the range $5.75-5.90 per stapled security. On this basis, the value of the Stockland Offer is $3.50-3.59 per GPT unit. Based on the weighted average market price of Stockland securities since the announcement of its offer of $5.90, the "see through" value of the Stockland Offer is $3.53 per GPT unit after adjusting for differences in distribution entitlements. It is true that these values:

- exceed the prices of $3.20-3.25 at which Grant Samuel estimates that GPT units would probably trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger); and

- are well in excess of GPT net asset value of $2.74 per unit (as shown in the latest audited GPT accounts) and will probably still represent a meaningful premium after GPT's proposed revaluation of certain assets as at 30 September 2004.

However:

- the value of the Stockland Offer is only just above the range of prices ($3.45-3.55) at which GPT units were trading prior to 6 August 2004 when the final terms of the Lend Lease Proposal were announced and is below the current unit price of around $3.70;

- the value of the Stockland Offer is well below the value of $3.72 attributed to the Lend Lease Proposal. Based on today's Lend Lease share price, the Lend Lease Proposal would have an even higher value. While this proposal is no longer "on the table", it demonstrates the value that is potentially achievable;

- there are legitimate questions about the sustainability of the Stockland security price, particularly with dilution in growth from the acquisition of GPT (notwithstanding Stockland's recent acquisition of the Lensworth land development business) and the slowdown in the residential market;

- the Stockland Offer is conditional on 50.1% acceptances. If the Stockland Offer becomes unconditional but Stockland does not acquire 100% of GPT, there could be an adverse impact on the price of both Stockland securities and GPT units;



- there may be adverse capital gains tax ("CGT") consequences for post-CGT unitholders in GPT if Stockland does not reach the 80% threshold level required to obtain scrip-for-scrip rollover relief; and
- acceptance of the Stockland Offer would "shut out" any alternatives that could produce a superior outcome.

Grant Samuel's conclusion is that there are no compelling reasons to accept the Stockland Offer in its present form at the present time. By not accepting the Stockland Offer, GPT unitholders will leave GPT in play and possibly encourage Stockland to lift its offer. There is no imperative to act quickly. Unitholders should wait to see what other proposals emerge.

Unitholders that wish to realise their investment should consider selling on market, at least while the unit price remains above the value implied by the Stockland Offer.

6.2 Value of the Stockland Offer

6.2.1 Basis of Assessment

The value to GPT unitholders of the Stockland Offer will be determined by the market rating and market price of Stockland securities following the acquisition of GPT.

Grant Samuel has assessed a likely trading value for Stockland securities post acquisition having regard to:

- market trading data for Stockland, GPT and other industry participants;
- financial forecasts for the expanded Stockland group as set out in Stockland's Bidder's Statement; and
- its professional judgement.

It is important to recognise that the assessment is based only on publicly available information. Stockland has published a detailed Bidder's Statement. Grant Samuel relied on the information set out in that statement. It should also be noted that Stockland has a legal obligation to include in its Bidder's Statement all information that would be material to a GPT unitholder in making a decision in relation to the Stockland Offer.

Grant Samuel requested further information from Stockland in late November 2004 via GPT's advisers. No information was provided but Grant Samuel was given a presentation by Stockland management on 14 December 2004. While, the presentation did not include any non public or confidential information, Stockland offered at the time of that presentation to provide limited confidential information.

However, given the statutory deadline for finalising the report, a meaningful analysis of information that Stockland may have chosen to provide at that time would not have been possible. Accordingly, Grant Samuel has not been able to undertake a detailed investigation or analysis of Stockland (or in particular its development activities).

While this situation is not unusual in the case of unsolicited takeovers, it does mean that Grant Samuel's analysis of the value of the Stockland Offer is limited in nature and is necessarily qualified to this extent.



6.2.2 Market Rating of Stockland following the Acquisition of GPT

The current trading yields of stapled securities and pure listed property trusts are set out in the following table:

Sharemarket Ratings of Selected Listed Property Trusts

Stapled Security/Trust	Market Capitalisation (A$ millions)	Property Investment[24] (%)	Gearing[25] (%)	Premium to reported NTA (%)	Distribution Yield[26] (%) Year end 30 June 2004 historical	2005 forecast	Forecast Distribution Growth Per Annum (2005-2007) (%)
Stapled Securities							
Westfield Group	26,677	90.3	43.1	91.7	na	6.6	6.2
Centro Properties Group	3,932	83.1	29.4	42.8	6.0	6.5	3.8
DB RREEF Trust	3,465	98.0	46.4	7.3	7.0	8.0	3.7
Mirvac Group[27]	3,308	42.1	38.4	47.2	7.1	7.5	4.0
Investa Property Group	3,074	84.7	41.2	19.9	7.7	7.8	0.9
Multiplex Group[27]	2,636	40.9	26.9	nm	7.3	7.1	12.3
Australand Property Group	1,587	25.0	39.8	34.5	7.1	8.8	0.3
Onyx Property Group[27, 28]	1,257	100.0	31.9	11.2	7.7	7.7	-0.5
James Fielding Group[27]	448	77.2	28.5	31.7	7.6	7.9	2.6
Valad Property Group	423	84.0	41.6	26.0	7.4	7.4	2.1
Simple average		*72.5*	*36.7*	*39.6*	*7.2*	*7.5*	*3.5*
Weighted average		*81.0*	*40.4*	*63.4*	*7.1*	*7.0*	*5.2*
Listed Property Trusts							
Macquarie Goodman Industrial Trust[27]	3,390	100.0	35.0	45.2	6.7	6.9	2.8
CFS Gandel Retail Trust	3,231	100.0	26.5	21.6	6.0	6.2	3.3
Macquarie Office Trust	2,197	100.0	41.2	18.3	8.0	8.4	2.3
Commonwealth Office Property Fund	1,902	100.0	33.0	15.0	7.3	7.4	3.0
ING Industrial Fund	1,582	100.0	25.4	29.4	6.5	6.7	1.0
Macquarie Countrywide Trust	1,402	100.0	20.6	30.0	6.7	7.0	3.0
ING Office Fund	1,359	100.0	36.5	20.6	7.5	7.5	-3.7
Simple average		*100.0*	*31.2*	*25.7*	*7.0*	*7.2*	*1.7*
Weighted average		*100.0*	*31.6*	*27.1*	*6.9*	*7.1*	*2.1*

Source: Trust announcements, brokers' reports, share price data as at 10 December 2004 (unless stated otherwise)

Recent market prices for Stockland imply a standalone yield between 6.5% and 6.6% based on a forecast distribution of 38.8 cents for the year ending 30 June 2005. This is consistent with analyst expectations of 6.6-6.9% for the forecast trading yield of Stockland for the same period, albeit at the low end:

---

24 Property investment as a percentage of earnings before interest, tax and unallocated expenses. Investa Property Group calculated post tax.

25 Gearing calculated as total borrowings divided by total tangible assets.

26 Distribution yield calculated as distribution per unit divided by security price.

27 Currently involved in a corporate transaction. Security prices immediately prior to announcement of the respective transactions have been used.

28 Formerly Ronin Property Group

Stockland – Forecast 2005 Standalone Distribution Yield		
	Price ($)	Implied Yield
Current (15 Dec 2004)	5.90	6.6%
Closing price prior to bid (5 Nov 2004)	6.09	6.4%
One week prior to bid	6.00	6.5%
Month prior to bid	5.84	6.6%
Three months prior to bid	5.72	6.8%
Brokers[29]	5.60-5.86	6.6%-6.9%

Source: IRESS, Broker's reports.

Stockland has historically been rated more highly than most other listed property trusts and stapled securities.

Stockland's high rating is supported by the strong and consistent profit growth that Stockland has delivered over a long period of time. It has a highly regarded management team. Stockland has achieved compound average distribution growth of 9.1% per annum over the last four years and is expected to achieve growth of 5% for the year ending 30 June 2005. Stockland's acquisition of undervalued sub-regional shopping centres and the performance of its residential development business have been key drivers of its growth coupled with the benefits of increased gearing over the period. The development business in particular has enjoyed buoyant trading conditions over the past 2-3 years with EBITA contribution growing from $69 million to $178 million between 2002 and 2004. Its ability to maintain a long development project pipeline and successfully deliver projects has also contributed to its high rating.

The combined Stockland/GPT group will however be a different business with a different asset base and growth profile. GPT will represent approximately 50% of the expanded Stockland group and therefore its acquisition has a major impact on Stockland. Accordingly, the yield attributed by the market to the expanded group is likely to be different to the stand alone yield. This is difficult to judge with precision.

An important issue is that acquisition of GPT will dilute Stockland's growth prospects. GPT brings a high quality portfolio with solid growth prospects but it has limited non investment activities which can help push up the overall growth outlook. Stockland's forecast growth for the year ending 30 June 2005 of 5% combined with GPT's stand alone growth of 3.0-3.5% would give a weighted average growth rate of around 4%.

Other questions arise as to the sustainability of Stockland's rating. These include:

- the ability of Stockland to lift growth will be questioned. The higher growth (and higher risk) development business represents only 16% of EBIT post the acquisition of GPT. Stockland's strategy is to expand this to between 25% and 30% over the next three years through organic growth. Consistent with this strategy, Stockland announced the acquisition of the Lensworth residential development business on 9 December 2004 for $846 million, which is likely to lift development earnings to around 20% of EBIT in the year ending 30 June 2006 for the combined group (on a pro forma basis). Its ability to maintain historical growth rates will be a challenge in the context of the softening residential market and the apparently high price paid for Lensworth (17.0 times historical EBITA), which may place pressure on future profitability. More importantly these factors will raise questions in the minds of analysts about the value proposition;

[29] Broker's implied yields based on broker's price target for Stockland and forecast 2005 distribution.



- over 95% of Stockland's non investment income comes from residential development in Australia. Evidence continues to emerge of price contraction and a slowdown in activity levels in this sector. Stockland's own results reflect this trend;

- the value of the development business implied by the market price of Stockland appears to represent high multiples of earnings relative to comparable entities (see Section 6.2.4). The multiples are well above those attributed by Grant Samuel in its valuation of Delfin Lend Lease in the report on the Lend Lease Proposal. Prima facie, Grant Samuel would not attribute these kinds of multiples to the Stockland business although it is acknowledged that Grant Samuel has not had access to detailed non public information on the Stockland business. While the analysis is necessarily high level, subject to critical assumptions and based only on publicly available information, it does illustrate the potential for the market to reassess Stockland's rating particularly in a situation where there are clear signs of a slowdown. Prices reflecting high earnings multiples can be subject to sudden changes in market sentiment. It is also arguable that the value attributed to this business has benefited from being associated with a listed property trust and valued on an overall basis rather than being assessed as a separate business;

- the merged Stockland/GPT will have a portfolio of approximately $13.5 billion of investment assets in Australia and a development business with a domestic focus. Given the significant size of Stockland following the acquisition of GPT, its ability to achieve meaningful growth solely from the Australian market may be constrained. There has been a growing trend of property trusts pursuing assets overseas in search of higher returns and diversification benefits. However, overseas expansion brings additional risks (e.g. currency, interest rates, economic risks). Stockland has no meaningful track record in managing overseas assets;

These issues may partly explain the fall in the Stockland security price immediately following the announcement of the Stockland Offer.

Based on Stockland's stand alone yield of 6.5-6.6% and a GPT stand alone yield of 6.9-7.0% after adjusting for the firming of listed property trust sector yields since May 2004, the weighted average forecast 2005 yield for Stockland and GPT is around 6.7-6.8%.

Grant Samuel believes it is realistic to anticipate Stockland securities trading at 2005 yields in the range 6.7-6.9% in the short term post the acquisition of GPT assuming continuation of current market conditions. Stockland yields of 6.7-6.9% are compared to yields for other major stapled property groups below. The comparison with current trading yields is not necessarily completely reliable. Given the level of corporate activity in the listed property trust sector, property trusts and stapled securities may be trading ahead of fundamentals.




Major Australian Stapled Property Securities
Forecast 2005 Distribution Yield1,2
CFS Gandel
6.2%
Centro
6.5%
Westfield Group
6.6%
Stockland
(low end of range)
6.7%
Stockland
(high end of range)
6.9%
Mirvac Group

Note: (1) As at 10 December 2004.

(2) The trading yield of Stockland prior to the announcement of the Stockland Offer was 6.4% based on forecast stand alone distributions of 38.8 cents for the year ending 30 June 2005 and a security price of $6.09 as at 5 November 2004.

6.2.3 Value of the Consideration

In Grant Samuel's view, the stapled securities in Stockland could be expected to trade at yields in the range 6.7-6.9% post the acquisition of GPT. Based on the pro forma distribution for the year ending 30 June 2005 of 39.6 cents per stapled security as forecast by Stockland, this yield implies a trading range of approximately $5.75-5.90 for Stockland securities. On this basis, the Stockland Offer has a value of $3.50-3.59 per GPT unit (assuming continuation of current trading conditions).

This value range is consistent with the "see through" value of the Stockland Offer based on the Stockland security price since the announcement of the Stockland Offer after adjusting for differences in distribution entitlements. The weighted average Stockland security price since announcement is $5.90 (up to 10 December 2004):

Value of Stockland Offer per GPT Unit		
Period from 8 November to 10 December	Stockland Price	Value of Stockland Offer[10]
Low Price	5.71	3.40 - 3.44
Volume weighted average price	5.90	3.49 - 3.53
High price	6.04	3.57 - 3.61

GPT unitholders should recognise that security prices fluctuate and the price at which Stockland securities trade in the future may be higher or lower than the prices implied by the current price of Stockland.

[10] The prices of Stockland securities and GPT units effectively include some element of accrued distributions. In order to adjust for the differences between the accrued distribution entitlements, the value of the Stockland Offer should be reduced by approximately 6 cents per GPT unit. The 6 cents reflects the Stockland distributions that the GPT unitholders will not be entitled to of approximately 17 cents per Stockland security (accrued during the period 1 July to 10 December 2004) and the GPT distributions of approximately 4 cents per unit (accrued during the period 1 October to 10 December 2004) that GPT unitholders will be entitled to. If the method of calculation is based on the accrual from the ex distribution date, the differential would be approximately 10 cents. Another method of calculation is to ignore the accrual period and simply allow for the full distributions. On this basis the differential would be approximately 6 cents.

In addition, there are certain risk factors and other issues that have been raised which could impact on Stockland's market value including:

- the questions in relation to sustainability of Stockland's market rating given the impact of the acquisition on growth outlook and the softening residential market (see Section 6.2.2 above);
- pre-emptive rights and change of control provisions exist in relation to properties co-owned by GPT. GPT in its Target Statement has indicated that all but two of these are not triggered by a change of control of GPT or by Stockland replacing GPT Management as responsible entity. Those that can be exercised are held by Lend Lease and relate to GPT's interest in Twin Waters and Rouse Hill. While Lend Lease has indicated it will exercise these rights, the impact is not likely to be material in the context of GPT's $8.1 billion portfolio. GPT's interest in these assets had a book value of $18.4 million at 30 June 2004;
- Stockland has estimated cost savings of $40 million per annum after tax in the year ending 30 June 2005. This estimate was prepared by Stockland based only on publicly available information in relation to GPT. Accordingly, there is necessarily some uncertainty regarding the level of cost savings. Notably, the forecast interest savings will also incurr a not insignificant cost to achieve them; and
- there may be risks in integrating GPT operations, management and information technology systems. Stockland has demonstrated a track record of successfully completing a number of property trust acquisitions but:
  - GPT will be by far its largest and potentially most complex acquisition; and
  - Stockland would also be integrating the Lensworth business at the same time.

All of these factors suggest caution is necessary in attributing a value to the Stockland Offer. On the other hand:

- Stockland is a large entity and its securities are liquid and well traded. It is closely followed by investors and analysts;
- the Bidder's Statement set out information on the financial effects of the offer; and
- the market should be fully aware of these issues of concern and have taken them into account in determining the prevailing market price. Lend Lease has widely disseminated information raising a number of questions about the value of Stockland.

6.2.4 Value Analysis of Stockland

The valuation of Stockland's development business is one component in the analysis of the value of the offer. Grant Samuel has not had access to detailed non public information on this business but analysis of the market value can provide some insights.

One approach is to calculate an implied value for the development business and consider it as a stand alone development business. This approach assumes that the market value over and above the value of Stockland's investment assets (adjusted for an appropriate trading premium) is fully attributable to Stockland's corporate activities. The analysis is high level and requires numerous assumptions. To this extent it has limitations.

Since the announcement of the Stockland Offer, Stockland's securities have traded in the range $5.71-6.04 with a volume weighted average of $5.90 (to 10 December 2004). This implies a value of $2.7-3.4 billion for Stockland's corporate activities excluding the recently announced acquisition of the Lensworth business:



Stockland – Market Value Analysis ($ millions)		
	Low	High
Market price (per stapled security)	$5.71	$6.04
Stapled securities on issue (million) (at 10 December 2004)	1,295	1,295
Market capitalisation	7,397	7,824
Net borrowings (at 30 June 2004)	1,467	1,467
Borrowings for the acquisition of Lensworth	846	846
Enterprise Value	**9,710**	**10,137**
Less:		
Investment properties (book value at 30 June 2004)	(5,377)	(5,377)
Trading premium for investment properties (15%-10%)	(806)	(538)
Lensworth business (at acquisition cost)	(846)	(846)
Implied value of corporate activities (excl. Lensworth)	**2,681**	**3,377**

The implied value of Stockland's corporate activities has been calculated on the following basis:

- net borrowings is based on Stockland's balance sheet as at 30 June 2004;
- Stockland announced the acquisition of the Lensworth business from Foster's on 9 December 2004 for total cash consideration of $846 million. The acquisition is to be entirely debt funded. The analysis assumes that there is no uplift in the market value for Stockland stapled securities as a result of the acquisition (ie there is no net increase in Stocklands equity value);
- no allowance has been made for other assets and liabilities (e.g. the mark to market value of exchange rate and interest rate hedges);
- the value of investment properties is based on Stockland's balance sheet as at 30 June 2004. These are carried at valuation plus capital expenditure incurred post valuation to 30 June 2004. No allowance has been made for increased market value of the properties to the current date;
- a premium of 10-15% has been applied to the value of investment properties to reflect the premium to NTA that appears to exist for listed property trusts. The selection of a premium for Stockland's assets is arbitrary. The factors considered include:
  - listed property trusts that are pure investment vehicles are currently trading at an average premium to NTA of approximately 18% (on an ungeared basis). The premia to NTA has increased significantly over the last few months due to the firming of yields across the listed property trust sector. At one level a significant premium to NTA makes little intuitive sense although there are valid reasons for some premium:
    - the lag between the carrying value of assets (which are independently valued at regular intervals, usually every three years) and current value; and
    - the level of unrecognised profits inherent in assets under development.

    Nevertheless, the substantial premium exists, even for pure investment vehicles. This may be partly due to differences in approach between property securities investors (who are focussed on yield relative to alternatives) and property valuers and the value created by having an integrated portfolio of properties (and the risk effects of diversity) compared to the value of individual properties;
  - the premia to NTA varies significantly across the property trust sector and reflects a range of factors including the specific sector involved, the quality and composition of the underlying portfolio, its size and its expected distribution

growth profile. The office sub sector has been trading at a premium lower than the retail and industrial sub sectors reflecting the weak underlying performance of the sub sector over the last few years;

- office property trusts are currently trading at a premia to NTA of around 10-13% (ungeared), ING Industrial Fund is trading at a 22% premium to NTA (ungeared) and CFS Gandel Retail Trust is trading at a 16% premium. Diversified trusts such as DB RREEF Trust and Investa Group trade at premiums of 4% and 11% respectively; and
- in the 18 months prior to the announcement of the initial Lend Lease Proposal, GPT traded at a premium to NTA (on a geared basis) of between 5.8% and 18.8% with an average of 11.5%. This would be lower on an ungeared basis. GPT's portfolio predominantly consists of retail and office assets. The estimated market value of GPT in the absence of a takeover of $3.20-3.25 represents an ungeared premium to NTA (at 30 June 2004) of 12-13%.

A value of $2.7-3.4 billion for Stockland's corporate activities (excluding the Lensworth business) represents the following multiples of current and forecast earnings:

Stockland – Implied Multiples for Corporate Activities

	Variable ($ millions)	Multiples Low	Multiples High
Value range ($ million)		**2,681**	**3,377**
EBITA Multiple			
Year ended 30 June 2004 (actual)	171	15.7	19.8
Year ending 30 June 2005 (forecast)	208	12.9	16.3

The forecast EBITA for the non investment activities was not separately disclosed in Stockland's Bidder's Statement. It has been estimated from that document based on the stated proportion contributed by these activities. It is consistent with broker's estimates.

Stockland's corporate activities consist of development of residential estates and apartments, retail projects as well as hotel management and property funds management. However, the residential development activities account for almost all of its corporate EBITA (more than 95%). As a result, the implied multiples provide an indication of the rating of Stockland's development business.

The implied multiples of 15.8-19.9 times historical EBITA and 13.0-16.3 times forecast EBITA appear high:

- trading multiples for comparable Australian listed development companies are lower. Peet & Co trades on an historical EBITA multiple of 9.7 times while AV Jennings trades on 5.1 times. Peet & Co trades on a forecast EBITA multiple of 9.0 times[51]; and
- the Delfin Lend Lease business was valued by Grant Samuel in its report on the Lend Lease Proposal at values that implied 9.4-10.1 times historical EBITA and 8.3-9.0 times forecast EBITA. The valuation, based on a number of metholdologies including discounted cash flow, was for the whole of the business and included a premium for control. Trading multiples would be lower.

There are differences between the development businesses. Stockland predominantly owns land which it then develops while Delfin Lend Lease and Peet & Co which have land management agreements with land owners. The land management model has lower

[51] Forecast estimates for AV Jennings are not available.

margins but does not require the capital or incur the holding costs from owning land inventory. At the same time, Stockland captures the full upside from increases in the land value over time. Nevertheless, the implied multiples are above the level Grant Samuel would attribute to the Stockland business based on the information available (although it is acknowledged that access to non public information could change this view).

While the above analysis is high level, it illustrates the high market rating attributable to Stockland's development activities relative to other listed development companies and is a valid area of concern for GPT unitholders in an environment where there is evidence of a softening in the residential market. This issue is accentuated on a post acquisition basis because of the premium to NTA that would be effectively paid by Stockland to acquire GPT. The effect is that the implied multiples for the development business increase even further if Stockland's market price is to remain at current levels.

6.3 Impact on Earnings, Distributions, NTA and Gearing

It is expected that Stockland's acquisition of GPT would result in increased earnings and distributions attributable to GPT unitholders. Pro forma forecasts presented in Stockland's Bidder's Statement indicate that distributions attributable to GPT units will increase by 7.1% in the year ending 30 June 2005:

Pro Forma Forecast Financial Impact of the Stockland Offer			
	Pre Acquisition	Post Acquisition	% change
Earnings and Distributions			
Earnings per GPT equivalent unit	22.5¢	24.4¢	+8.4%
Distribution per GPT equivalent unit	22.5¢	24.1¢	+7.1%
Distribution payout ratio	100%	~99%	
Financial Position and NTA			
NTA per GPT unit	$2.74	$2.50	-8.6%
Gearing	29.5%[32]	31.2%[33]	+5.8%

Source: Stockland Bidder's Statement, GPT Explanatory Memorandum

The increase in earnings and distributions reflects assumed cost savings of $40 million per annum after tax (assuming Stockland acquires 100% of GPT) and the acquisition terms.

Stockland is expecting to achieve cost savings after tax of $40 million in 2005 with the acquisition of GPT. The savings were estimated by Stockalnd without access to detailed operational information on GPT's cost base and accordingly, there is some uncertainty as to their achieveability. The savings are:

- $22 million in responsible entity fees from the internalisation of management;
- $15 million in property management and leasing fees from internal management of GPT's wholly owned properties; and
- $3 million in listing fees, registry costs and other public company costs.

Stockland has assumed net interest savings of approximately $2.4 million from restructuring GPT's debt and swap arrangements. GPT has stated that there would be a cost of $8 million to achieve this saving. An additional $3.4 million per annum in interest savings is expected from aligning GPT's quarterly distribution profile with Stockland's half yearly profile.

The after tax cost savings of $40 million in 2005 assume that Stockland acquires 100% of GPT. In the event that more than 50.1% and less than 90% is acquired by Stockland, not all the synergies

[32] After acquisition of Nature Based Resorts

[33] After acquisition of Lensworth.



would be achieved. For example, the savings of $3 million in listing fees and other costs would not be achieved as GPT would remain a separately listed entity. However, Stockland would assume the role of responsible entity of GPT and property manager of GPT wholly-owned properties. This will result in additional revenue to Stockland at no additional cost to GPT.

The following table sets out the composition of the forecast distribution for the year ending 30 June 2005 and illustrates the impact on distributions of several factors[34]:

Contribution to Distributions per Equivalent GPT Unit	
Component	**Contribution to Distributions (cents)**
GPT stand alone distributions	22.5
Cost savings	0.9
Impact of favourable acquisition terms	0.6
Net interest savings and other	0.1
Total distribution per equivalent GPT unit	**24.1**

GPT unitholders would receive distributions from Stockland consisting of some combination of franked dividends, tax deferred distributions and taxable distributions. The majority of the distributions will be either tax deferred distributions or taxable distributions (more than 85% based on pro forma figures for the year ending 30 June 2005) rather than dividends. The post tax position of individual unitholders will vary depending on their marginal tax rate and their ability to utilise franking credits and the tax deferred component of any distribution. However, it is likely that the proportion of income that is tax deferred will decrease (although pro forma income is 7% higher).

Distributions are paid half-yearly in accordance with Stockland's current distribution policy. Stockland would target a pay out of 100% of trust earnings and 90% of corporate earnings before amortisation of goodwill. This policy provides the Stockland with the ability to smooth distributions by reducing the impact from its more volatile active corporate businesses.

The Stockland acquisition would result in a reduction in attributable net tangible asset backing from $2.74 to $2.50 per GPT unit. This reduction reflects both the premium to NTA offered by Stockland and that, while GPT was trading relatively close to NTA prior to the announcement of the initial Lend Lease Proposal, Stockland trades at a much larger premium to NTA. The absolute reduction will be greater to the extent GPT's net assets increase as a result of its proposed revaluation of certain assets as at 30 September 2004.

Gearing for Stockland post the acquisition of GPT will be higher than GPT's current gearing[35]. The gearing of Stockland is expected to be around 31.2% (after allowing for the acquisition of Lensworth) compared to GPT's current gearing level of 29.5% (after allowing for the acquisition of the Nature-Based Resorts) on a pro forma basis as at 30 June 2004. This is not considered to be a significant issue for GPT unitholders and is within Stockland's targeted range of 25-35%.

6.4 Assessment of the Stockland Offer

Based on a value for the Stockland Offer of $3.50-3.59, the offer provides:

- a premium to the estimated trading price of GPT units based only on fundamentals and in the absence of a takeover offer of 8-12%;
- a premium to net tangible asset backing (as shown in the latest audited GPT accounts) of 28-31% although this premium may be more modest after the impact of GPT's proposed revaluation of certain assets; and

[34] Analysis is illustrative only and may not be theoretically correct.

[35] Gearing for this purpose defined as total borrowings to total assets.

- an "exit yield" of 6.3-6.4%.

Premium and Exit Yield Implied by the Stockland Offer

		Premium based on notional GPT exit price of	
		$3.50	$3.59
Premium to pre Lend Lease Proposal market price:			
20 May 2004[36]	- $3.06	14.4%	17.3%
Month prior to 20 May 2004	- $3.02	15.9%	18.9%
Three months prior to 20 May 2004	- $3.03	15.5%	18.5%
Premium to adjusted market price:			
20 May 2004 closing price with market yield reduction of 0.2%	- $3.20	9.4%	12.2%
20 May 2004 closing price with market yield reduction of 0.3%	- $3.25	7.7%	10.5%
Discount to current volume weighted average market price:			
10 December 2004	- $3.71	-5.7%	-3.2%
Since announcement of offer to 10 December 2004	- $3.67	-4.6%	-2.2%
Premium to reported NTA at 30 June 2004 per GPT unit - $2.74		**27.7%**	**31.0%**
"Exit yield" - forecast stand alone distribution for year ending 30 June 2005		**6.4%**	**6.3%**

The premium to net assets and exit yield implied by the Stockland Offer can be compared with evidence from recent selected acquisitions of listed property trusts:

Recent Selected Transaction Evidence[37]

Date	Target	Bidder	Consideration[38] ($ millions)	Premium to Net Assets (%)	Exit Yield[39] (%)
July 2004 (pending)	Principal America Office Trust	Macquarie Office Trust	856.6	25.3%	8.8%
July 2004	Prime Retail Group	Centro Properties Group	392.6	9.3%	8.9%
Aug 2003	Australian Growth Properties Ltd	Trans Tasman Properties Ltd	256.4	(16.7%)	na
Jul 2003	AMP Industrial Trust	Macquarie Goodman Industrial Trust	449.9	22.8%	7.9%
May 2003	Principal Office Fund	Investa Property Trust	1,503.8	2.4%	6.8%
May 2003	AMP Diversified Property Trust	Stockland	1,647.9	26.1%	6.6%
May 2003	AMP Shopping Centre Trust	Westfield Trust	1,459.5	28.6%[40]	6.3%
Jul 2002	Colonial First State Property Group	Commonwealth Property Office Fund and Gandel Retail Trust	1,658.0	28.4%	7.1%
Aug 2000	Macquarie Industrial Trust	Goodman Hardie Industrial Property Trust	291.3	9.9%	9.5%
Jul 2000	BT Property Trust	BT Office Trust	500.7	(0.2%)	8.2%
Jul 2000	Paladin Commercial Trust	Commercial Investment Trust	508.1	6.3%	8.0%
May 2000	Flinders Industrial Trust	Stockland	288.6	12.1%	9.0%

Many of the recent transactions involved the issue of scrip as consideration. Where this was the case, the scrip has been valued based on the price of the bidders' securities before announcement

36 Day before GPT units were suspended from trading ahead of the initial announcement of the Lend Lease Proposal

37 Premia for three way mergers (eg formation of DBREEF Trust and Westfield Group) have been excluded. Calculating meaningful premia for these transactions can not be reliably done.

38 Implied value of 100% of entity acquired.

39 Exit yield calculated as forecast distribution per unit divided by consideration value per unit.

40 AMP Shopping Centre Trust revalued its portfolio as at 30 June 2003 which led to an increase in NTA of 23 cents per unit. The NTA premium would have been 12.4% if based on this revised NTA.

of the offer (or revised offer). Where there was no revision to the initial offer, the price of the bidder's scrip does not incorporate any re-rating benefits and accordingly the premium shown may be lower than was in fact realised.

The table shows that a number of transactions, particularly since 2002, have been priced at significant premia to net assets. The larger transactions with values in excess of $1 billion have been at premia of between 2.4% and 28.4% but generally well above 10%. The exit yield for three of the four large transactions was 6.8% or lower.

The "offer premium" available to GPT unitholders is broadly consistent with the transaction evidence. The premium to NTA of 28-31% is at the higher end of these selected transactions, while the exit yield at 6.3-6.4% is at the lower end for the transactions shown. However:

- GPT has announced that it intends to revalue certain key assets as at 30 September 2004. This could result in an uplift in NTA, reducing the effective premium to NTA (but even if this was the case it is likely that there would still be a meaningful premium); and
- an exit yield at the low end would in any event be appropriate for GPT given its high quality portfolio and the low yield (relative to other trusts) at which it has generally traded.

Nevertheless, it is difficult to conclude that the Stockland Offer is "fair" given the value of $3.72 per GPT unit attributed to the Lend Lease Proposal which was rejected by GPT unitholders (albeit with a majority of unitholders voting to accept it). Indeed, based on current market prices for Lend Lease of $12.80-12.90, the "see through" value of the Lend Lease Proposal may have been even higher. The Stockland Offer is demonstrably inferior in value terms to the Lend Lease Proposal.

The Lend Lease Proposal is no longer "on the table" and is therefore not currently available to GPT unitholders. However, it demonstrates the value that is potentially achievable. In comparing the value of the Stockland Offer to the value of the Lend Lease Proposal, it is important to recognise the following:

- the value of $3.72 attributed to the Lend Lease Proposal reflected the one month volume weighted average price of GPT units to 5 November 2004. The high level of trading in GPT units, the detailed information in the market on the Lend Lease Proposal, the high expectation of the transaction occurring (at that stage) and the level of consistency between the Lend Lease share price and GPT unit price provided prima facie evidence that GPT's price reflected the market's expectations of where the merged Lend Lease/GPT group would trade. To the extent there was any "option value" in the GPT unit price during this time (i.e. expectations of a higher offer) Grant Samuel believes it was minimal. The Lend Lease Proposal was the result of extensive negotiations over a long period. There was limited scope for a higher offer for GPT by any party. This is supported by the evidence of the subsequent offer by Stockland actually being at a lower value;
- the current Lend Lease price may be affected by speculation. There has been considerable press commentary that potential bidders for Lend Lease are examining the options available to them. This may have contributed to the rise in the Lend Lease share price from around the level just prior to the announcement of the Stockland Offer of $11.70. At the same time, Lend Lease has been putting considerable effort into explaining its business and strategy to institutional investors and analysts and there may be an increasing level of confidence in the prospects for the underlying business operations;
- the Lend Lease Proposal is no longer "on the table" and the current Lend Lease price may no longer reflect the impact of that proposal. Arguably that proposal involved considerable value transfer to GPT, the impact of which may not be reflected in the Lend Lease price today; and
- the value of the Lend Lease Proposal would have reflected the benefits and synergies available to Lend Lease which in part may be unique to Lend Lease. GPT is the largest



construction client of Lend Lease's Bovis business. Equally, Stockland has also forecast substantial levels of synergies and cost savings.

There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of $3.50-3.59 per GPT unit is greater than the level of $3.05 at which GPT units were trading prior to 24 May 2004 when the initial Lend Lease Proposal was announced. More relevantly, it exceeds the prices at which GPT units are likely to trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger) even having regard to the uplift in property trust values (decline in yields) since May 2004. Grant Samuel has estimated this to be in the range of $3.20-3.25. GPT units were trading at a yield of 7.2% prior to the announcement of the initial Lend Lease Proposal based on the then forecast distribution for the year ending 30 June 2005[41]. Since May 2004 yields in the listed property trust sector have fallen across the board, with yields for larger trusts falling by between 0.1% and 0.9% (depending on the entity):

Movement in Yields for Selected Comparable Listed Property Groups

Stapled Security/Trust	Distribution Yield (%) Forecast 2005 Distribution		Movement (%)
	Pre-Lend Lease Proposal (20 May 2004)	Current (10 Dec 2004)	
Westfield Group	7.0%	6.6%	-0.4%
Stockland	6.9%	6.5%	-0.4%
Mirvac Group[42]	7.6%	7.5%	-0.1%
Centro Properties Group	7.4%	6.5%	-0.9%
Multiplex Group[42]	7.7%	7.1%	-0.6%
CFS Gandel Retail Trust	7.1%	6.2%	-0.9%
Simple average	*7.3%*	*6.7%*	***-0.6%***
Weighted average	*7.1%*	*6.6%*	***-0.5%***

Source: IRESS, Trust Announcements, Brokers' reports

A firming of, say, 0.2-0.3% in GPT's standalone yield would result in GPT trading at a yield of 6.9-7.0%. Based on a forecast distribution of 22.5 cents for 2005, a yield of 6.9-7.0% implies market prices of $3.20-3.25 (an increase of approximately 5-7% over the pre announcement price of $3.05).

This range is arguably a reasonable estimate of the prices at which GPT units would trade in the absence of any takeover proposal. However, the range may be conservative. By way of comparison, Stockland's price increased by approximately 15% in the period from May to just prior to the announcement of the Stockland Offer.

The value of the Stockland Offer is also well is excess of GPT net tangible asset value of $2.74 as at 30 June 2004 and is still likely to represent a meaningful premium even after the potential revaluation as at 30 September 2004.

However, Stockland does not have a controlling interest in GPT and the GPT register remains open. Further, the Stockland Offer is at a premium to where GPT units would trade today in the absence of any takeover activity of only 8-12% (and possibly less). There are no apparent reasons why GPT unitholders should accept a low premium. The level of interest by various parties underlines its strategic value. GPT represents a very rare opportunity to acquire a lage portfolio of high quality assets. Certainly, it would be unwise to assume that, at this stage, no better alternative will come forward.

---

41 Brokers' forecast 2005 distribution for GPT in May 2004 was approximately 21.9 cents per unit.

42 Currently involved in a corporate transaction. Security prices immediately prior to announcement of the respective transactions have been used.



In this context, GPT has considered a number of alternatives in the course of assessing the Lend Lease Proposal and continues to consider alternatives following the lapse of the Lend Lease Proposal. These include:

- the internalisation of management;
- an acquisition of certain businesses and assets together with an internalisation; and
- a transaction with another property business or consortium of businesses.

The internalisation of management is an option that is always available to GPT. GPT could either acquire GPT Management from Lend Lease or GPT unitholders could vote to remove GPT Management as responsible entity and internalise management (without compensation to Lend Lease). This would eliminate fee leakage and align the interests of management and unitholders.

While the acquisition of GPT Management in isolation is unlikely to be attractive to Lend Lease, it may be attractive in the context of a Stockland Offer which if successful may involve the loss of GPT management without any compensation to Lend Lease. The Stockland Offer may also raise practical difficulties for Lend Lease given that all GPT Management staff are effectively employed by Lend Lease.

An alternative transaction to the Stockland Offer cannot be ruled out. There is potential for a transaction emerging with one or more large scale property businesses or even an alternative proposal from Lend Lease:

- GPT has been "in-play" since May 2004. The Lend Lease Proposal was on foot until it was voted down on 17 November 2004 and Stockland announced its offer on 5 November 2004;
- Lend Lease will inevitably continue to have a vital interest in GPT's future and it is conceivable that Lend Lease could come back with a revised or quite different proposal;
- Westfield Group has emerged as a substantial unitholder in GPT with 6.5% of units on issue. It has not indicated its intentions regarding GPT although it is reported to have voted against the Lend Lease Proposal; and
- GPT's properties are high quality and the portfolio is unique. It would undeniably be attractive to other property groups.

There is also potential for Stockland to increase its offer it if is not successful. The Stockland Offer is scheduled to close on 14 January 2005. Acceptance of the Stockland Offer would close out the opportunity for alternative proposals to come forward.

On the other hand, there has been a long period for alternative proposals to be put to GPT since the initial announcement of the Lend Lease Proposal. The Stockland Offer has been the only one to emerge (other than the Lend Lease Proposal). The prospects of an alternative transaction are limited by the size of GPT. Westfield Group on its own would have difficulties in acquiring all of GPT due to potential competition issues regarding GPT's shopping centre assets and would most likely need to divest a number of assets. Most transactions would likely require a large component of scrip funding thereby reducing the potential to increase distributions per unit through the use of leverage. In addition, the pricing of GPT units means that the terms of any transaction are likely to be dilutive for most parties.

Nevertheless, Grant Samuel's conclusion is that there are no compelling reasons to accept the Stockland Offer in its present form at the present time. By not accepting the Stockland Offer, GPT unitholders will leave GPT in play and possibly encourage Stockland to lift its offer. There is no imperative to act quickly. In Grant Samuel's opinion, unitholders should wait to see what other proposals emerge.

Unitholders that wish to realise their investment should consider selling on market, at least while the unit price remains above the value implied by the Stockland Offer.

6.5 Contribution Analysis

The Stockland Offer can be assessed on an alternative basis by comparing the proportion of combined group to be held by GPT unitholders with the relative contribution of market value to the combined group by GPT. GPT unitholders will in aggregate hold approximately 48.5%[43] of Stockland post the acquisition if Stockland acquires 100% of GPT units on issue.

Market values across a range of periods have been considered as the security price at a particular time may be affected by a number of one off factors. The date of 20 May 2004 has been used as the reference point for market value as this was the last trading day prior to the commencement of takeover activity in relation to GPT (being the initial announcement of the Lend Lease Proposal). The contribution of GPT unitholders based on a range of prices is summarised below:

Stockland Post Acquisition of GPT – GPT Market Value Contribution	
Percentage ownership of Stockland post acquisition	**48.5%**
Percentage GPT contribution to merged entity based on market prices	
As at close of business on 20 May 2004[44]	47.2%
Volume Weighted Average for periods up to and including 20 May 2004[44]	
1 week	47.5%
1 month	47.2%
3 months	46.4%
Simple Daily Average for periods up to and including 20 May 2004[44]	
1 week	47.5%
1 month	47.2%
3 months	46.3%
Range – daily prices over past three months	
Minimum	45.9%
Maximum	46.3%

Source: Grant Samuel analysis

The contribution of GPT unitholders based on the weighted average daily market prices over the three months prior to the initial announcement of the Lend Lease Proposal is illustrated in the following graph:


Contribution of Market Value to Stockland
over the three months to 20 May 2004
(based on weighted average daily share prices)
Percentage Interest in Stockland post Acquisition
50.0
48.0
46.0
44.0
42.0
GPT unitholders' 48.5% ownership interest in Stockland Group post acquisition
Proportion of value contributed
20 February
20 May 2004

Source: IRESS

[43] Based on pro forma stapled securities on issue for Stockland as shown in the Bidder's Statement. The percentage would be 48.6% based on the current number of Stockland securities on issue.

[44] Excludes the acquisition by Lend Lease of 17.3 million units in GPT after the close of trading on 20 May 2004.



Based on the prices of Stockland securities and GPT units in the three months prior to the initial announcement of the Lend Lease Proposal, the 48.5% share of Stockland post acquisition of GPT to be held by GPT unitholders is favourable compared to GPT's contribution in terms of market value.

GPT's contribution based on market values would be more favourable if assessed on market prices up to the announcement of the Stockland Offer. This is because of the strong upward movement in Stockland's trading price since May 2004.

However, Grant Samuel does not consider this analysis to be particularly meaningful because:

- the Stockland Offer is not a merger as such; and
- the price analysis is now six months out of date and more recent data is distorted by the subsequent events.

Accordingly, little weight has been placed on it.

6.6 Other Issues for GPT Unitholders

6.6.1 Nature of Investment in Stockland

The investment characteristics and risk/return profile of the investment held by GPT unitholders will change. Approximately 70% of Stockland's EBIT are from passive property ownership with the balance from its residential development business. The development business is a higher return/higher risk business than property investment.

Development income is initially forecast to represent only 16% of the enlarged group's earnings but is likely to increase following Stockland's acquisition of Lensworth to around 20%.

Stockland Post Acquisition of GPT – Pro Forma 2005 Forecast Earnings[45]


Residential Development 16%
Shopping Centres 42%
Hotels 6%
Industrial 7%
Office 29%

Source: Bidder's Statement

Stockland's initial target post the acquisition of GPT is to increase development income to between 25% and 30% of total earnings before interest and tax within three years. Stockland has a strong position in a fragmented market and has demonstrated its ability to profitably grow the development business. However:

- with 20-30% of earnings from development, GPT unitholders would have a significant exposure to non investment income. While the change in the overall risk/return

[45] Pro forma earnings before interest and tax for the year ending 30 June 2005.

profile is not as dramatic as it was with the Lend Lease Proposal, Lend Lease's activities were relatively diversified. In contrast, Stockland's non investment activities are almost entirely concentrated in residential activity in Australia. This concentration may be of concern to some GPT unitholders;

- the business faces a challenging market environment going forward;
- Stockland employs a higher risk/higher return business model than Lend Lease's comparable Delfin Lend Lease business. Stockland's ownership of the "land bank" provides higher margins in a rising market but can put pressure on profitability when land prices weaken; and
- within the development business, Stockland has a significant exposure to one particular project which further concentrates risk.

The changes to the risk/return profile may not appeal to unitholders who have invested in GPT primarily for its high quality, diversified property portfolio and the consistent income that it provides. On the other hand, trends in the listed property trust market suggest that investors are increasingly attracted to income streams that are higher growth (and higher risk) than income streams from pure passive property investments.

GPT unitholders would acquire an exposure to Stockland's property portfolio which is of lower quality than GPT's. One indicator of quality is the capitalisation rate applied by property valuers. Stockland's property assets have an average capitalisation rate of 8.2% compared to 7.7% for GPT's property assets. In this respect, GPT unitholders would be diluting the overall quality of their portfolio.

6.6.2 Internalisation

The Stockland Offer will result in the effective "internalisation" of the management of GPT. If the Stockland Offer is successful, GPT unitholders will become security holders in Stockland and GPT Management will be replaced as manager of GPT by STML, the manager of Stockland.

GPT is one of the last remaining property trusts of significant scale that has an external management model. This model has until recent years been the accepted model for listed property trusts in Australia. The model was perceived to provide unitholders with a number of benefits including:

- access to expertise beyond real estate asset and property management services (eg debt and equity capital markets expertise);
- access to acquisition pipelines (eg property developers delivering investment properties to the trust); and
- economies of scale where an entity provided management services to more than one property investment vehicle (and therefore management fees charged to property owners could be lower).

However, the external management model has become increasingly unpopular with investors. A wave of consolidation and restructuring proposals over the last two years has resulted in a fundamental change in the listed property trust sector. The internal management model has now become the clearly preferred structure. This shift reflects the potential advantages that an internal management structure has over the external model in that it:

- removes the potential for conflicts of interest, the main one being that the manager has a primary interest in achieving asset growth even at the expense of returns; and



- effectively provides control over assets and strategy to the unitholders of the listed trust rather than allowing a third party responsible entity (potentially with little or no economic interest in the trust itself) to control decision making (albeit that unitholders retain the legal power to remove that responsible entity); and

- eliminates the leakage of value from the trust represented by the external management fee (albeit that compensation is usually paid in the internalisation process).

The Stockland Offer provides these advantages of an internalised model to GPT unitholders (as was the case with the Lend Lease Proposal). However, in the current environment, a change in the nature of GPT's management structure is perhaps inevitable. In fact, GPT has considered as alternatives to the Stockland Offer (and the Lend Lease Proposal) an internalisation of management.

6.6.3 Half Yearly Distribution

If the Stockland Offer is successful, GPT unitholders will receive distributions less frequently than they currently do. GPT distributes its income on a quarterly basis where as Stockland distributes its income on a half yearly basis. This may be unattractive to some unitholders.

Moreover, Stockland will effectively hold cash earmarked for distributions for longer periods of time. Holding cash for a longer period of time will result in a lower interest charge for Stockland (estimated at $3.4 million per annum by Stockland in its Bidders' Statement) and higher distributions for security holders. However, GPT unitholders, who effectively fund Stockland's higher cash balances, will only share in this benefit to the extent of their collective 48.5% interest in Stockland.

6.7 Acquisition of less than 100% of GPT

The Stockland Offer is conditional on 50.1% acceptance of GPT units on issue. It is possible that Stockland will achieve more than 50.1% but less than the 90% required to achieve 100% by way of compulsory acquisition. This would not be an attractive outcome for Stockland and could have an adverse impact on the price of Stockland securities:

- the failure of Stockland to achieve 100% control of GPT in itself could impact its market rating. The partially owned structure would be unattractive to the market; and

- Stockland would not achieve all of the identified cost savings of $40 million per annum. However, Stockland will seek to assume the role of responsible entity of GPT and property manager of GPT wholly-owned properties. In this case, Stockland would charge the same fees as currently charged by GPT Management (i.e. with no additional cost to GPT). Stockland would earn additional income from these activities contributing to earnings and distributions. The pro forma forecasts for Stockland post the acquisition of GPT based on 50.1% acceptance indicates an increase in earnings and distributions of 9.7% and 7.5% respectively.

An outcome with Stockland holding between 50.1% and 90% of GPT would also have an adverse impact on the GPT unit price:

- in the absence of takeover activity GPT units would trade at prices significantly lower than currently (i.e. based on fundamentals);

- GPT unitholders that do not accept the Stockland Offer will be unitholders in an entity with a reduced free float and significantly less liquidity;

- unitholders would lose control of GPT and its future direction;

- any cost savings achieved by Stockland would not benefit unitholders in GPT; and



- the growth prospects for GPT may be significantly reduced. Stockland may not have the same incentive as a 100% owner to grow and develop the assets of GPT.

Nevertheless it is unlikely that Stockland ownership of GPT of between 50.1% and 90% would continue indefinitely. It is probable that Stockland would eventually move to acquire the minorities in GPT. This might even be at a higher price than the Stockland Offer but the timing of any mop up offer would be at Stockland's choosing.

6.8 Taxation Consequences

The acquisition of GPT by Stockland has taxation consequences for GPT unitholders. The taxation consequences are set out in full in Section 9 of Stockland's Bidder's Statement, which contains tax advice from Mallesons Stephen Jaques in relation to the Australian taxation consequences of Stockland's acquisition of GPT for GPT unitholders.

There are several tax consequences arising from the Stockland Offer which could be disadvantageous to some GPT unitholders. The taxation consequences for resident GPT unitholders is summarised as follows:

- acceptance of the Stockland Offer will involve the disposal of GPT units by accepting GPT unitholders and each unit and share making up a Stockland stapled security is regarded as a separate asset for capital gains tax purposes;

- pre-CGT unitholders are not subject to any capital gains on disposal of their GPT units. However, pre-CGT unitholders will effectively lose their pre-CGT treatment with any subsequent sale of Stockland stapled securities fully subject to CGT (on the gain post acceptance of the offer). The tax advice in the Bidder's Statement indicates that the cost base allocated to the underlying Stockland shares and units should be in the proportion of 92% to the underlying units and 8% to the underlying shares, which reflects the net tangible assets of Stockland at 30 June 2004. The cost base of the underlying Stockland units and shares is to be determined as follows:

  - the CGT cost base for the underlying Stockland units acquired will depend on whether partial scrip-for-scrip rollover relief is available (which will only be the case if Stockland acquires 80% or more of GPT units on issue). If partial scrip-for-scrip rollover relief is available, the cost base will be equal to 92% of the market value of the Stockland securities at the time of acceptance. Otherwise the cost base will be equal to 92% of the market value of the GPT units provided for the Stockland units acquired;

  - the CGT cost base for the underlying Stockland shares acquired will be equal to 8% of the market value of the GPT units at the time of acceptance;

- post-CGT unitholders are taxable on any capital gains on disposal of their GPT units in exchange for the underlying units forming Stockland's stapled securities subject to the application of partial scrip-for-scrip rollover relief. If Stockland acquires 80% or more of GPT units on issue, rollover relief should apply and any capital gains are effectively deferred until subsequent sale of Stockland securities. The cost base of the underlying Stockland units received will reflect the rollover with 92% of the cost base of the original GPT units rolled over.

  If rollover relief applies, a GPT unitholder will be deemed to have acquired the Stockland unit at the time the original GPT unit was acquired. CGT will only be payable upon ultimate disposal of the stapled securities in Stockland. Individuals who do not dispose of their interest in Stockland within 12 months of the time the Stockland unit was deemed to be acquired, will be eligible for the 50% CGT discount (currently a maximum of 24.25% including the Medicare levy). If rollover relief does not apply, post-CGT GPT unitholders will be subject to CGT in respect of the underlying Stockland units they receive. The CGT cost base for the underlying Stockland units received will be equal to 92% of the market value of the GPT units provided for the Stockland units acquired.



The key issues for unitholders are therefore:

- the Stockland Offer is conditional only on a 50.1% acceptance level. There is a not insignificant risk that Stockland could achieve 50.1% but fail to achieve 80% acceptances. In this case there would be no rollover relief available for any GPT unitholder; and
- even if roll over relief applies, it will apply only to 92% of the gain;

- post-CGT unitholders are taxable on any capital gains on disposal of their GPT units in exchange for the underlying shares forming Stockland's stapled securities. There is no scrip-for-scrip rollover relief in respect of the underlying Stockland shares. The value of the Stockland shares received will be equal to 8% of the market value of Stockland stapled securities at the time of acceptance. The applicable cost base for determining the capital gain should be 8% of the cost base of the original GPT units. The cost base for the underlying Stockland shares acquired will be equal to 8% of the market value of the GPT units provided for the Stockland shares acquired;
- a portion of distributions to investors will be in the form of dividends which are expected to be fully franked. There may be unitholders in GPT who are unable to effectively utilise any franking credits attached to the dividends (e.g. offshore investors). However, the absolute level of cash distributions is forecast to be higher for GPT unitholders under the Stockland Offer.

Unitholders should refer to the taxation advice in Section 9 of the Bidder's Statement issued by Stockland for greater detail on the taxation consequences of the Stockland Offer. GPT unitholders should, in any event, consult with their personal taxation adviser as the tax consequences of the Stockland Offer may be complex.

It is possible that if Stockland gains control of GPT, Stockland Trust would be taxed as a trading trust at least for the year in which GPT is acquired. This is due to the ownership structure of GPT's Voyages business. In this case, distributions from Stockland Trust would be effectively treated as dividends which would be less than what Stockland Trust would otherwise pay because it would pay company tax. There would, however, be associated franking credits. This issue will need to be addressed by Stockland. It may require a restructuring of GPT's ownership of its Voyages business or specific relief from the Australian Taxation Office.



7 Qualifications, Declarations and Consents

7.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property development funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 320 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Ross Grant BSc (Hons) MCom (Hons) MBA, Atagün Bensan BSc (Hons) LLB and Dan Gerber BCom LLB ASIA. Each has a significant number of years of experience in relevant corporate advisory matters. Stephen Wilson MCom (Hons) CA (NZ) FSIA, Caleena Stilwell BBus CA ASIA, Stewart Hindmarsh BEc LLB (Hons) MBus (Fin) and Ashley Miles BCom BEng (Hons) assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

7.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion in relation to the Stockland Offer. Grant Samuel expressly disclaims any liability to any GPT unitholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Target's Statement issued by GPT Management and has not verified or approved any of the contents of the Target's Statement. Grant Samuel does not accept any responsibility for the contents of the Target's Statement (except for this report).

7.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management (and associated entities including Lend Lease) or Stockland that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Stockland Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT Management (and associated entities including Lend Lease) and Stockland (and associated entities):

- in November 2004, Grant Samuel provided independent advice to GPT Management as to whether the Stockland Offer was superior to the Lend Lease Proposal;
- in October 2004, Grant Samuel prepared an independent expert's report in relation to the proposal to merge GPT with Lend Lease to form the Lend Lease Group;
- in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;
- Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited, acting as



responsible entity and manager of the Lend Lease US Office Trust;

- in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;
- in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by tender;
- Grant Samuel Property Pty Limited, a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT, managed by Lend Lease or owned or managed by Stockland; and
- the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.

In addition, one of the Grant Samuel executives involved in the preparation of this report holds a parcel of less than 1,000 shares in Lend Lease.

Grant Samuel has no involvement with, or interest in the outcome of, the Stockland Offer, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Stockland Offer. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

7.4 Declarations

GPT Management has agreed that they will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving negligence, wilful misconduct, reckless misbehaviour, fraud, breach of contract or misleading or deceptive conduct by Grant Samuel. GPT Management has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Grant Samuel shall bear the proportion of such costs caused by its action where Grant Samuel or its employees or officers are found to have been negligent or engaged in wilful misconduct, reckless misbehaviour or fraud or liable for breach of contract or misleading or deceptive conduct. Any claims by GPT Management are limited to an amount equal to three times the fee paid to Grant Samuel.

Advance drafts of this report were provided to GPT and its advisers. Certain changes were made to the drafting of the report as a result of its circulation. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

7.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to accompany the Target's Statement to be sent to unitholders of GPT. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

7.6 Other

The accompanying letter dated 18 December 2004 form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
18 December 2004

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

OTHER IMPORTANT ISSUES

1. TAKEOVERS PANEL PROCEEDINGS

On 3 December 2004, GPT Management made an application to the Takeovers Panel.

GPT Management's concerns arose from statements in, and omissions from, the Bidder's Statement, particularly in relation to statements regarding the "Offer Value" ascribed by Stockland to its offer.

GPT Management sought:

- a declaration of unacceptable circumstances under section 657A of the Corporations Act;
- interim orders restraining Stockland from dispatching the Bidder's Statement to GPT Unitholders pending final determination of proceedings by the Panel; and
- final orders to rectify the alleged deficiencies in the Bidder's Statement.

On 9 December 2004, the Takeovers Panel announced its decision. The Panel required Stockland to include additional information in and make corrections to the Bidder's Statement to avoid a declaration of unacceptable circumstances. The Takeovers Panel required these changes to overcome what would otherwise have been material omissions and misstatements in the Bidder's Statement.

The Panel required Stockland to make the following changes to the Bidder's Statement:

- Stockland was required to include a statement of the implied value of its scrip based offer having regard to the most recent five day VWAP for Stockland Securities to 7 December 2004. The offer value was $3.61 per GPT Unit (before adjustment for Stockland's 19 cent distribution which GPT Unitholders will not receive), which is less than the $3.65 pre-announcement offer value claimed in the Bidder's Statement;
- Stockland was required to include a comparison of Stockland's offer price premium/discount relative to the then current GPT five day VWAP rather than just to the three month VWAP for GPT Units to 19 May 2004 being the date Lend Lease announced its original merger proposal;
- Stockland was required to make it clear that its offer value had been calculated without adjustment for Stockland's 19 cent distribution which GPT Unitholders will not receive; and
- Stockland was required to include a comparison of the NTA of GPT Units as at 30 June 2004 ($2.74 per GPT Unit) with the projected equivalent NTA value per GPT Unit for Stockland if the Offer is successful ($2.50 per GPT Unit).

The Takeovers Panel issued a media release on 9 December 2004 providing details of the decision. To obtain a copy of the Takeovers Panel media release, please contact the GPT Unitholder information line on 1800 350 150 (in Australia) or +612 9278 9045 (if overseas).

2. INSUFFICIENT DISCLOSURE REGARDING DIVISION 6C POST-MERGER STATUS OF STOCKLAND TRUST

GPT is concerned about the lack of disclosure by Stockland in its Bidder's Statement of the impact of Division 6C of the Income Tax Assessment Act 1936 (Cth) (*Division 6C*) on the proposed acquisition of GPT. GPT believes that it is critical that GPT Unitholders understand the possible materially adverse consequences for them of the application of Division 6C, should they elect to accept the Stockland Offer and Stockland has no proposal to deal with the issue.

In summary, the consequences for GPT Unitholders who accept the Stockland Offer may be that all distributions from Stockland Trust will be treated as dividends, which (being after-tax distributions) will be less than the distributions which Stockland Trust would otherwise pay because Stockland Trust (which would be treated as a company for tax purposes) would be required to deduct company tax at the rate of 30%.

2.1 GPT's Voyages structure

In October 1997, GPT acquired the Ayers Rock Resort through a newly created structure designed to separate the operational and management function of the acquired business from the passive investment function. The structure involves the operational and management function of the acquired business being bought by Voyages Hotels & Resorts Pty Limited (*Voyages*), a wholly-owned subsidiary of GPT Hotel Management Pty Limited (*GPTHM*), and the relevant interests in land (real or leasehold) being bought by or leased to GPT.

2.2 Division 6C application to GPT and Stockland

The separation of passive investment from active businesses is well known in the property trust sector and characteristic of GPT's acquisitions in the tourism sector. The structure is necessitated by Division 6C, which operates to tax certain public unit trusts *as companies* where such public unit trusts carry on a trading business, or control an entity that carries on a

trading business. Both GPT and Stockland Trust are considered to be public unit trusts for the purposes of Division 6C. Broadly, a trading business is any business other than a business that consists wholly of investment in passive assets or the trading of financial instruments.

2.3 Maintenance of GPT's status as a public unit trust under Division 6C

GPT is able to maintain its status as a public unit trust under Division 6C because:

- GPTHM (the owner of Voyages) is a company with A and B Class shares;
- the A Class shares of GPTHM carry only voting rights and they are owned by GPT Operating Company Trust on behalf of GPT Unitholders; and
- the B Class shares of GPTHM are owned by GPT Hotel Trust, a wholly-owned subsidiary trust of GPT, and carry an entitlement to dividends paid by GPTHM.

This structure has been publicly disclosed by GPT in its annual report in each year since the acquisition of Ayers Rock Resort in 1997. Moreover, GPT has disclosed the use of the structure in other transactions.[1]

2.4 Stockland Trust may lose its status as a public unit trust under Division 6C if its offer succeeds

If the Stockland Offer succeeds as currently contemplated, such that Stockland Trust acquires 50.1% or more of the GPT Units, Stockland Trust would correspondingly obtain control of 50.1% (or more) of the A and B Class shares of GPTHM, and thereby also obtain control of Voyages.

Control of Voyages would cause Division 6C to apply to Stockland Trust for the year in which control of Voyages is obtained, due to the "trading business" (consisting of resort management) conducted by Voyages. Division 6C would continue to apply to Stockland Trust for each future year during which Stockland Trust controls Voyages.

2.5 The consequences of Stockland Trust becoming a trading trust under Division 6C

The application of Division 6C to Stockland Trust would result in Stockland Trust effectively being treated as a company for taxation purposes. This would include a requirement to pay tax at a rate of 30% on its entire taxable income. Currently, Stockland Trust is not required to pay tax provided that the beneficiaries of Stockland Trust are presently entitled to all of the income of Stockland Trust.

The most significant implication to GPT Unitholders who become Stockland Security holders from the application of Division 6C to Stockland Trust is that distributions paid by Stockland Trust to Stockland Security holders would effectively be treated as dividends. The entire amount of a "dividend" received from Stockland Trust together with the value of any attached imputation credit would be included in the assessable income of a Stockland Security holder. A tax offset should be available equivalent to the amount of the imputation credit.

In an overall sense, for each year during which Stockland Trust controls Voyages and Division 6C applies to Stockland Trust, Stockland Security holders would receive an after-tax cash distribution from Stockland Trust, rather than the current pre-tax cash distribution. This will bring forward significantly the time at which Stockland Security holders effectively pay tax on their income from Stockland Trust. In most cases, it will not affect the amount of tax ultimately payable by the Stockland Security holders because of the tax offset that they can claim for the imputation credits that attach to dividends received by them. However, the tax offset will not be available for all Stockland Security holders (e.g., where those holders are companies, except in limited circumstances, or non-complying superannuation funds).

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1 For example, in section 3.3.1 of the Scheme Booklet for Voyages' proposed acquisition of Hamilton Island, the proposed immediate post-scheme restructure of Hamilton Island's operational functions and property holdings (labelled as the "Stage 2 Restructure") was described as *"essential to Voyages and GPTML in order to allow General Property Trust to preserve its existing tax status"*. See also, for example, in relation to the attempt to acquire Hamilton Island, the public announcement of 4 April 2003, sections 3.1 and 3.2 of the Scheme Booklet dated 21 July 2003, and sections 4.1, 4.2 and 6.3(a) of the Bidder's Statement of 22 October 2003, where details of the separation structure (and proposed restructuring) were disclosed and discussed. See also the Bidder's Statement for BT Hotel Group of 18 August 1999, which detailed and described the separation structure, and the reasons for it. Likewise, the public announcement on 7 July 2004 of the acquisition of P&O Australian Resorts and the public announcement of 4 March 2002 of the acquisition of three Cape Tribulation properties described the separation structure and its application to those acquisitions.

GPT DIRECTORS' RECOMMENDATION AND INTERESTS

1. RECOMMENDATION

The GPT Directors are:

- Peter Joseph OAM (Chairman);
- Malcolm Latham AM;
- Ken Moss;
- Elizabeth Nosworthy;
- Brian Norris; and
- Eric Goodwin.

The GPT Independent Directors are Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss. The GPT Independent Directors consider themselves independent and able to make a recommendation to GPT Unitholders.

Each GPT Independent Director recommends that GPT Unitholders DO NOT accept the Stockland Offer for the reasons set out in the section "Why You Should Not Accept the Stockland Offer" of this Target's Statement.

The remaining GPT Directors, Brian Norris and Eric Goodwin, are both non independent directors of GPT Management as a result of their association with Lend Lease and stood aside from consideration by GPT Management of the Stockland Offer. As such, Brian Norris and Eric Goodwin do not consider it appropriate to make a recommendation to GPT Unitholders.

2. INTENTIONS

Each GPT Director intends not to accept the Stockland Offer in respect of the GPT Units held by them or on their behalf.

3. RELEVANT INTERESTS IN MARKETABLE SECURITIES OF GPT AND STOCKLAND

The only marketable securities that GPT has on issue are GPT Units.

The only marketable securities that Stockland has on issue are Stockland Securities.

The number, description and amount of marketable securities of GPT and Stockland in which each GPT Director has a relevant interest as at the date of this Target's Statement are as follows.

GPT Director	GPT Units	Stockland Securities
Peter Joseph	50,000	Nil
Malcolm Latham	13,195	Nil
Ken Moss	25,000	Nil
Elizabeth Nosworthy	5,000	Nil
Brian Norris	4,097	Nil
Eric Goodwin	Nil	Nil

4. DEALINGS IN MARKETABLE SECURITIES OF GPT AND STOCKLAND

No GPT Units were acquired or disposed of by any GPT Director within the four month period preceding the date of this Target's Statement.

No Stockland Securities were acquired or disposed of by any GPT Director within the four month period preceding the date of this Target's Statement.

5. CONDITIONAL AGREEMENTS

There is no agreement made between any GPT Director and any other person in connection with or conditional on the outcome of the Stockland Offer.

6. INTERESTS OF DIRECTORS OF GPT IN ANY CONTRACT WITH STOCKLAND

No GPT Director has an interest in any contract entered into by Stockland.

7. PAYMENTS AND BENEFITS

As a result of the Stockland Offer, no benefit (other than a benefit permitted by section 200F or 200G of the Corporations Act) has been or will be given to a person:

- in connection with the retirement of a person from a board or managerial office in GPT or a related body corporate of GPT; or

- who holds, or has held a board or managerial office in GPT or a related body corporate, or a spouse, relative or associate of such a person, in connection with the transfer of the whole or any part of the undertaking or property of GPT.

Director fees for GPT Management have been set at $60,000 per annum for each director covering all GPT Management board duties. The Chairman's fees are two times the standard fees paid to a director and the Chairman of the Audit & Risk Management Committee receives an additional $20,000 per annum. Other members of the Audit & Risk Management Committee receive $15,000 per annum. These directors' fees are only payable to non executive directors other than Eric Goodwin, who receives remuneration from Lend Lease on a per diem basis under a separate consultancy arrangement.

All directors' fees are paid by GPT Management and not by GPT.

For the period since 6 August 2004, supplementary per diem fees of $2,000 have been paid to Mr Latham, Mr Moss and Ms Nosworthy, and $6,000 per diem has been paid to Mr Joseph, for preparation for and attendance at each substantive meeting dealing with the Stockland Offer. Additional overseas travel time will be paid at $2,000 per day. These payments are not conditional on the Stockland Offer.

Brian Norris is a non executive director of Lend Lease Real Estate Investments Limited and receives remuneration from Lend Lease in that capacity. Mr Norris is also entitled to a retirement benefit from GPT Management equal to the total of the director's fees paid to him during the three year period prior to his retirement.

8. INSURANCE AND INDEMNITIES

The constitution of GPT Management contains a provision indemnifying each GPT Director out of the funds of GPT Management against all costs, charges, expenses, losses and liabilities incurred in conducting the business of GPT Management or discharging his or her duties. It also provides that no GPT Director will be liable for:

- acts or omissions of any other director or officer of GPT Management;
- the reason of the GPT Director having joined in receipt of money not received by him or her personally;
- loss on account of defects of title to property acquired by GPT Management;
- loss on account of insufficiency of any security;
- loss incurred through any banker, broker or other agent; or
- loss incurred upon any ground whatever other than through his or her own wilful acts or defaults.

Deeds of indemnity have been granted by Lend Lease in favour of Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy as directors of a Lend Lease group company.

In addition, Lend Lease maintains an insurance policy for the benefit of its officers, including GPT Directors which insures them against liability for their conduct as directors of GPT Management.

In making a decision whether to accept the Stockland Offer, GPT Unitholders should also carefully consider the following matters.

1. GPT FINANCIAL POSITION

Other than as set out in this Target's Statement, or as notified to the ASX in accordance with GPT's continuous disclosure obligations, the financial position of GPT has not, within the knowledge of the GPT Directors, materially changed since the date of the last balance sheet reported to GPT Unitholders, namely the balance sheet as at 30 June 2004.

2. IMPACT ON MATERIAL AGREEMENTS

In relation to the properties set out in the table below, GPT Management has identified material agreements, including co-ownership agreements through which GPT's interests in some of the properties are held, which contain change in control provisions.

Property	GPT interest	Other owner(s)
Erina Fair	50%	Australian Prime Property Fund
Macarthur Square	50%	Australian Prime Property Fund
Sunshine Plaza	50%	Australian Prime Property Fund
Australia Square	50%	DB RREEF Trust
Brisbane Transit Centre	50%	Australian Prime Property Fund
Citigroup Centre	50%	Macquarie Office Trust
Darling Park (stages I and II)	50%	Multiplex Group AMP Australia Core Property Fund
1 Farrer Place	25%	DB RREEF Trust Australian Prime Property Fund
MLC Centre	50%	Queensland Investment Corporation
Rouse Hill Residential Development	49%	Lend Lease
Twin Waters	49%	Lend Lease
Austrak Business Park	50%	Austrak
Four Points Hotel	100% leasehold	N/A

These interests are held by GPT subject to pre-emptive rights and default provisions which may be triggered by certain dealings and events of default, enabling the relevant co-owner(s) to acquire GPT's interest.

Except for the following matters, the pre-emptive rights or change in control provisions in these agreements will not be triggered by a change in control of GPT or by Stockland replacing GPT Management as responsible entity of GPT:

- the Rouse Hill Residential Development is owned, through a joint venture company, by GPT Management as trustee of GPT Residential (Rouse Hill) Trust (49%) and Lend Lease Development Pty Limited (51%) (a wholly-owned subsidiary of Lend Lease). The Twin Waters property is owned, again through a joint venture company, by GPT Management as trustee of GPT Residential (Twin Waters) Trust (49%) and Lend Lease Development Pty Limited (51%) (a wholly-owned subsidiary of Lend Lease). The shareholders agreement for each joint venture company contains a pre-emptive right to acquire GPT's interest that will be triggered by a change in control of GPT or Stockland replacing GPT Management as responsible entity of GPT; and
- the Four Points Hotel property is owned by GPT and leased to a joint venture company in which GPT Management, as trustee for GPT Hotel (Darling Harbour) Trust, holds 40% of the shares. The 60% share in the joint venture company is held by Starwood Pacific Hotels Pty Limited (a wholly-owned subsidiary of Starwood Hotels and Resorts Worldwide Inc.). Under the terms of the shareholders agreement with Starwood Pacific Hotels Pty Limited and the constitution of the joint

venture company, GPT Management is prohibited from transferring its shares in the joint venture company or assigning its rights under the shareholders agreement without consent. Any purported transfer of shares in the joint venture company by GPT Management without Starwood Pacific Hotels Pty Limited's consent may not be registered by the joint venture company, could be declared invalid and/or give rise to a damages claim against GPT Management in its capacity as responsible entity of GPT. Any purported assignment of GPT Management's rights under the shareholders agreement without consent could also be declared invalid or give rise to a damages claim against GPT Management in its capacity as responsible entity of GPT.

Lend Lease announced on 15 November 2004 that it would exercise the pre-emptive rights in relation to the Rouse Hill Residential Development and Twin Waters if Stockland acquires control of GPT. If the pre-emptive right is exercised, GPT Management will be deemed to offer Lend Lease Development Pty Limited all of its shares in the relevant joint venture company which owns the Rouse Hill Residential Development or Twin Waters (as the case may be) at a price calculated in accordance with the relevant shareholders agreement. In summary, within 28 days of the date that Lend Lease formally informs that it intends to exercise the pre-emptive right, valuers appointed by each shareholder must deliver a written valuation of the relevant parcel of shares certifying the open market value on specified assumptions and bases, including that the sale will occur between a willing vendor and a willing purchaser, that the joint venture company will continue to carry on business as a going concern, and not taking into account any special value which the relevant parcel of shares may have to the other shareholder (such as the opportunity to gain control of the joint venture company). If the valuers agree on a joint valuation of the shares within the 28 day period, the valuation will (in the absence of manifest error) be a final, conclusive and binding determination of the transfer price of the shares. If the valuers do not agree within 28 days, an independent expert will be appointed to determine the open market value of the shares.

GPT Management has not received any other notice from any party that the other party intends to exercise its rights in relation to any other material agreement.

To the best of GPT Management's knowledge, no other material agreement relating to the operations, assets or condition of GPT contains provisions which may be triggered as a result of, or as a result of any acceptances under, the Stockland Offer, or as a result of a change in GPT Management as the responsible entity of GPT, and which would have a material adverse effect on the operations, assets or condition of GPT.

3. IMPACT ON FINANCING ARRANGEMENTS

GPT Management has entered into a number of financing arrangements as responsible entity for GPT, consisting of:

- an unlimited note programme in relation to the issue of short term and medium term notes (*Note Programme*);
- CPI coupon indexed bonds due 2029 (*Bonds*);
- a $200,000,000 stand-by bills acceptance/discount facility through Commonwealth Bank of Australia (*CBA Facility*);
- a $200,000,000 stand-by bills acceptance/discount facility through National Australia Bank Limited (*NAB Stand-By Facility*);
- a $500,000,000 multi-option bridge facility through National Australia Bank Limited (*NAB Bridge Facility*); and
- swap agreements with financial institutions (*Swaps*).

As set out in the Bidder's Statement, upon appointment of a Stockland group entity as responsible entity of GPT, it is Stockland's intention, so far as it is permitted under the terms of the relevant arrangements, to undertake a strategic review of GPT's indebtedness and if appropriate, seek to refinance the existing debt of GPT with new debt on terms no less favourable to GPT. In addition, if GPT becomes a subsidiary of Stockland, GPT may have to become a guarantor under guarantee arrangements of Stockland. Stockland has indicated that it may wish to rebalance the GPT portfolio.

Under the Note Programme, GPT Management must represent and warrant that no action has been taken or is proposed to be taken to remove GPT Management as responsible entity of and trustee for GPT. The representation and warranty is repeated on each issue date for notes. A breach of the representation and warranty would be triggered if prior to an issue date, Stockland acts to replace GPT Management as the responsible entity or trustee of GPT. In addition, an event of default will be triggered if GPT Units cease to be listed on the ASX for more than three months unless the delisting does not materially and adversely affect GPT Management's ability to

perform its payment obligations. An event of default will entitle a noteholder to declare the relevant note due and payable.

If there is a change of responsible entity to an entity which is not an "acceptable responsible entity", an event of default will occur under the Bonds. An "acceptable responsible entity" is a reputable entity which is, in accordance with the Corporations Act, entitled to be appointed as the responsible entity of GPT. An event of default will entitle a bondholder to declare the relevant Bond due and payable.

In respect of the Note Programme and Bonds, if these notes and bonds are redeemed, Stockland has stated in the Bidder's Statement that other sources of debt will be sought to replace such financing. Break costs may be incurred by GPT as a result of this process, which have been allowed for in the forecast and pro forma statements set out in section 6 of the Bidder's Statement.

Under the CBA Facility, a review event will be triggered if, without the prior written consent of the lender, there is a change in control of GPT Management. The parties must then consult with a view to establishing the impact of the review event and, if appropriate, establish a plan of action for protecting the lender or remedying the review event. It is an event of default if such a plan of action is formed and GPT Management fails to comply with the plan within 10 Business Days after receiving notice of that failure. If, following consultation, the lender has not agreed a plan of action, GPT Management must prepay all moneys owing under the agreement within 90 days after consultation has finished. An event of default will also occur if, without the consent of the lender, there is a change of responsible entity of GPT and the lender determines that its internal policies prevent it lending to the proposed new responsible entity, in which case GPT Management must repay all moneys due and payable. In addition, an event of default will be triggered if GPT Units cease to be listed on the ASX for more than three months unless the delisting does not materially and adversely affect GPT Management's ability to perform its payment obligations.

An event of default will occur under the NAB Stand-By Facility and NAB Bridge Facility if, without the consent of the lender, there is a change of responsible entity of GPT, in which case GPT Management must repay all moneys due and payable. In addition, an event of default will be triggered if GPT Units cease to be listed on the ASX for more than three months unless the delisting does not materially and adversely affect GPT Management's ability to perform its payment obligations. Further, the disposition of material assets outside the usual and ordinary course of business requires the relevant lender's consent. If GPT Management cancels a facility at any time prior to the expiry date of the relevant facility, a prepayment fee will apply. The prepayment fee is calculated based on that portion of the annual line fee that has not been paid at the date of cancellation. The lender is also indemnified for any losses, costs or expenses incurred in connection with GPT Management making a payment on a date other than a due date for payment.

Under the Swaps, a termination event occurs if without the consent of the relevant swap provider, there is a change of responsible entity of GPT, in which case GPT Management must repay all moneys due and payable.

GPT Management has not received any written notice from any party to the financing arrangements that a party intends to exercise its rights under the arrangements.

4. MINORITY OWNERSHIP CONSEQUENCES

The Stockland Offer is not conditional upon Stockland reaching the compulsory acquisition thresholds in the Corporations Act but rather contains a condition requiring that during or at the end of the offer period Stockland has a relevant interest in more than 50.1% of GPT Units. If Stockland obtains more than 50.1% and less than 90% of the GPT Units, then, assuming all other conditions of the Stockland Offer are satisfied or waived, Stockland will acquire a majority unitholding in GPT.

Accordingly, GPT Unitholders who do not accept the Stockland Offer will become minority unitholders in GPT. This has a number of possible implications including:

- the price of GPT Units may not sustain the level of takeover premium currently incorporated into it;
- the liquidity of GPT Units is likely to be lower than at present, and there is a risk that GPT could be fully or partially removed from certain S&P/ASX market indices due to lack of free float or liquidity;
- provided that GPT remains on the official list of the ASX, GPT Unitholders will continue to have the right to offer their GPT Units for sale on the ASX although their ability to sell the units and the price they can obtain for those units may be reduced by the lower level of liquidity;

- the replacement of GPT Management as the responsible entity of GPT (see section 5.5 of the Bidder's Statement in this regard); and
- a proportion of the synergies referred to in the Bidder's Statement may not be achieved.

Section 5.6(b) of the Bidder's Statement sets out Stockland's current intentions upon acquiring more than 50.1% but less than 90% of the GPT Units.

5. TAXATION CONSIDERATIONS FOR GPT UNITHOLDERS

Section 9 of the Bidder's Statement sets out advice on the Australian income tax, CGT, stamp duty and GST consequences of the acceptance of the Stockland Offer and continued holding of Stockland Securities. Set out below are some further comments in relation to the taxation implications of the Stockland Offer.

GPT Unitholders should consult their own tax adviser for tax advice tailored to their own particular circumstances. GPT Unitholders should not solely rely on section 9 of the Bidder's Statement and these further comments in relation to the taxation implications of accepting the Stockland Offer. In particular, GPT Unitholders who are subject to taxation outside Australia should obtain their own advice as to the tax consequences for them of the Stockland Offer, which may be different to those applicable to Australian resident GPT Unitholders.

Section 9 of the Bidder's Statement and these further comments in relation to the availability of CGT roll-over relief for GPT Unitholders only deal with Australian resident GPT Unitholders that are individuals, complying superannuation entities and companies that hold their respective investments on capital account. These comments do not extend to non-resident GPT Unitholders or GPT Unitholders that hold their units on revenue account.

For those GPT Unitholders who acquired their GPT Units prior to 20 September 1985 the acceptance of the Stockland Offer will not give rise to any immediate Australian capital gains. However, subsequent dealings in Stockland Securities will have CGT consequences. Reference should be made to section 9 of the Bidder's Statement for further information.

5.1 80% acceptance required for CGT roll-over relief

CGT roll-over relief will only be available where Stockland Trust acquires 80% of all of the GPT Units. Your Independent Directors consider that it is unlikely that this level of acceptance will be achieved by the Stockland Offer, having regard to discussions that have been held with institutional investors in GPT.

Notwithstanding, if the 80% acceptance threshold is achieved CGT rollover relief will only be available in relation to the Stockland Unit received as part of the Stockland Security and not the Stockland Share. To the extent consideration is received by a GPT Unitholder in the form of a Stockland Corporation share, a GPT Unitholder will be required to recognise a capital gain equal to the excess of the value of the Stockland Share over the appropriate proportion of the cost base of the GPT Unit attributable to the receipt of that share.

In this regard, section 9 of the Bidder's Statement advised that an appropriate basis of allocation of the market value of a Stockland Security between the Stockland Unit and Stockland Share was on the basis of relative net tangible assets. This basis results in an allocation of 92% of the market value of a Stockland Security to the Stockland Unit and the balance to the Stockland Share. This results in only 92% of any capital gain realised by a GPT Unitholder upon acceptance of the Stockland Offer being eligible for CGT roll-over relief.

Please see section 9 of the Bidder's Statement for details of the determination of the CGT cost base of the Stockland Unit and Stockland Share acquired under the Stockland Offer in the circumstances where CGT roll-over relief is available and where CGT roll-over relief is not available.

5.2 Stockland Trust and GPT must be fixed trusts

In addition to the requirements noted within section 9 of the Bidder's Statement, CGT roll-over relief will only be available to GPT Unitholders provided there are fixed entitlements to all of the income and capital of Stockland Trust and GPT. Generally, confirmation is sought from the ATO, by way of an application for a Class Ruling, that such fixed entitlements exist.

Stockland Trust received confirmation from the ATO on 15 October 2003 (refer Class Ruling CR 2003/90) that there were fixed entitlements to all of the income and capital of Stockland Trust at the time of the AMP Diversified Property Trust acquisition. GPT Management expects a similar confirmation to be sought by Stockland Trust in the context of the current Stockland Offer together with confirmation that there are fixed entitlements to all of the income and capital of GPT. GPT has not recently sought such confirmation from the ATO.

Whilst it could be expected that the Commissioner of Taxation will confirm that there are fixed entitlements to all of the income and capital of Stockland Trust and GPT, there is a risk, albeit low, that such confirmation will not be obtained.

6. TREATMENT OF FOREIGN UNITHOLDERS

GPT Unitholders who are considered to be "Foreign Unitholders" for the purposes of the Stockland Offer will not be entitled to receive Stockland Securities as part of the consideration for their GPT Units pursuant to the Stockland Offer.

At this stage, the Bidder's Statement provides that a "Foreign Unitholder" for the purposes of the Stockland Offer is any GPT Unitholder whose address as shown in GPT's register of GPT Unitholders is a place outside Australia and its external territories, unless Stockland is satisfied that it is not precluded from lawfully issuing Stockland Securities to the GPT Unitholders either unconditionally or after compliance with conditions which Stockland regards as acceptable and not unduly onerous.

If you are a Foreign Unitholder and you accept the Stockland Offer, the Stockland Securities to which you are entitled will be issued to a nominee approved by ASIC. Those Stockland Securities will be offered for sale within five Business Days after the end of the offer period and the net sale proceeds will be paid to you in Australian currency, as set out in section 5.2 of appendix 1 of the Bidder's Statement.

7. ACQUISITIONS AND DISPOSALS

GPT Management continues to examine all commercial opportunities where there is a strategic fit, where scale and capabilities can be either enhanced or rationalised and where such opportunities maximise value for GPT Unitholders. As at the date of this Target's Statement, in relation to any such opportunities, no decisions have been taken that a reasonable person would expect to be disclosed.

8. MATERIAL LITIGATION

GPT is Australia's largest diversified property trust and has been listed on the ASX since 1971. GPT has built a high quality portfolio of over 50 investment properties across Australia in the retail, office, hotel/tourism, industrial/office park and masterplanned urban communities sectors. As a result, from time to time GPT is involved in property disputes and other legal proceedings.

As at the date of this Target's Statement, GPT Management has no knowledge of, nor any expectation of, any litigation or dispute that is material in the context of GPT taken as a whole.

9. CONSENTS

The following persons have given and have not, before the date of this Target's Statement, withdrawn their consent to:

- be named in this Target's Statement in the form and context in which they are named;
- the inclusion of their respective reports or statements noted next to their names and the references to those reports or statements in the form and context in which they are included in this Target's Statement; and
- the inclusion of other statements in this Target's Statement which are based on or referable to statements made in those reports or statements, or which are based on or referable to other statements made by those persons in the form and context in which they are included.

Name of person	Named as	Reports or statements
Allens Arthur Robinson	Legal adviser	N/A
Blake Dawson Waldron	Corporate governance adviser	Statements in Chairman's letter
Grant Samuel & Associates Pty Limited	Independent Expert	Independent Expert's report
Macquarie Bank Limited	Financial adviser	N/A

Each of the above persons:

- does not make, or purport to make, any statement in this Target's Statement other than those statements referred to above and as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Target's Statement other than as described in this section with the person's consent.

As permitted by ASIC Class Order 01/1543, this Target's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or the ASX (in compliance with the Listing Rules). Pursuant to this Class Order, the consent of persons such statements are attributed to is not required for the inclusion of such statements in this Target's Statement.

As permitted by ASIC Class Order 03/635, this Target's Statement may include or be accompanied by certain statements:

- fairly representing a statement by an official person; or
- from a public official document or a published book, journal or comparable publication.

Pursuant to this Class Order, the consent of persons such statements are attributed to is not required for the inclusion of such statements in this Target's Statement.

Any GPT Unitholder who would like to receive a copy of any of the documents (or parts of the documents) that contain the statements which have been included pursuant to Class Order 01/1543 may obtain a copy free of charge by contacting the GPT Unitholder information line on 1800 350 150 (in Australia) or +612 9278 9045 (if overseas).

10. CONTINUOUS DISCLOSURE

GPT is a "disclosing entity" under the Corporations Act and subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require GPT to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, GPT has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of GPT Units.

Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au.

In addition, GPT Management will make copies of the following documents available for inspection at the registered office of GPT Management at Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales (between 9:00am and 5:00pm on Business Days). The documents are also available on GPT's website at www.gpt.com.au.

A copy of the following may be requested to be provided free of charge by contacting the GPT Unitholder information line on 1800 350 150 (in Australia) or +612 9278 9045 (if overseas):

- 2004 Half Year Report (for the half year ended 30 June 2004);
- 2003 Annual Report (for the year ended 31 December 2003);
- GPT Explanatory Memorandum;
- GPT Constitution; and
- any continuous disclosure document lodged by GPT with the ASX between the lodgement of its 2004 Half Year Report and date of this Target's Statement. A list of these documents is included in the annexure to this Target's Statement.

Copies of documents lodged with ASIC in relation to GPT may be obtained from, or inspected at, an ASIC office.

11. OTHER INFORMATION

This Target's Statement is required to include all the information that GPT Unitholders and their professional advisers would reasonably require to make an informed assessment of whether to accept the Stockland Offer, but:

- only to the extent to which it is reasonable for investors and their professional advisers to expect

to find this information in this Target's Statement; and

- only if the information is known to any of the GPT Directors.

The GPT Directors are of the opinion that the information that GPT Unitholders and their professional advisers would reasonably require to make an informed assessment of whether to accept the Stockland Offer is:

- the information contained in the Bidder's Statement (to the extent that the information is not inconsistent with or superseded by information in this Target's Statement);
- the information relating to GPT in the GPT Explanatory Memorandum;
- the information contained in GPT's 2004 Annual Report;
- the information contained in GPT's releases to the ASX prior to the date of this Target's Statement; and
- the information contained in this Target's Statement, including the annexure to this Target's Statement.

The GPT Directors have assumed, for the purposes of preparing this Target's Statement, that the information contained in the Bidder's Statement is accurate (unless they have expressly indicated otherwise in this Target's Statement). However, the GPT Directors do not take any responsibility for the contents of the Bidder's Statement and are not to be taken as endorsing, in any way, any or all statements contained in it.

In deciding what information should be included in the Target's Statement, the GPT Directors have had regard to:

- the nature of the GPT Units;
- the matters that GPT Unitholders may reasonably be expected to know;
- the fact that certain matters may reasonably be expected to be known to their professional advisers; and
- the time available to GPT Management to prepare this Target's Statement.

1. DEFINED TERMS

In this Target's Statement, the following terms have these meanings unless the contrary intention appears:

A grade / B grade Office means A grade and B grade office buildings. In summary, in accordance with the Property Council of Australia's descriptions for such buildings, A grade office means high quality space with state of the art technical services, and B grade office means good quality space with a reasonable standard of finish and maintenance.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532), the body that administers CHESS.

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means the stock market conducted by Australian Stock Exchange Limited (ABN 98 008 624 691).

ATO means the Australian Taxation Office.

Bidder's Statement means the Bidder's Statement dated 24 November 2004 lodged by Stockland in relation to its takeover bid to acquire all the GPT Units.

Business Day means a day on which banks are open in Sydney excluding Saturdays, Sundays and public holidays.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System, which provides for electronic security transfer in Australia.

Corporations Act means the Corporations Act 2001 (Cth).

Foreign Unitholder means a GPT Unitholder whose address as shown in GPT's register of GPT Unitholders is a place outside Australia and its external territories, unless Stockland is satisfied that it is not precluded from lawfully issuing Stockland Securities to the GPT Unitholder either unconditionally or after compliance with conditions which Stockland regards as acceptable and not unduly onerous.

Four Points Hotel means the Four Points by Sheraton Hotel located at 161 Sussex Street, Sydney, New South Wales, Australia.

GPT means the listed property trust known as "General Property Trust" (ARSN 090 110 357).

GPT Board means the Board of GPT Directors.

GPT Constitution means the GPT Constitution dated 27 November 1970 as amended from time to time.

GPT Directors means the directors of GPT Management.

GPT Explanatory Memorandum means the Explanatory Memorandum released to the ASX by GPT on 15 October 2004.

GPT Independent Directors or *Independent Directors* means the independent GPT Directors, being Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss.

GPT Management means GPT Management Limited (ABN 94 000 335 473) as responsible entity of GPT.

GPT Unit means an ordinary unit in GPT.

GPT Unitholder means a person who is registered as the holder of a GPT Unit in the GPT register of members.

GST means Australian goods and services tax.

Independent Expert means Grant Samuel & Associates Pty Limited.

Investment Asset means a real estate asset held by a trust for the purposes of producing rental income.

Lend Lease means Lend Lease Corporation Limited (ABN 32 000 226 228).

Listing Rules means the listing rules of the ASX which are applicable to entities admitted to the official list of the ASX.

NTA means net tangible assets.

Offer means each offer comprising the Stockland Offer.

Offer Value or *Stockland Offer Value* has the meaning set out in section 1 of the section titled "Why You Should Not Accept the Stockland Offer" of this Target's Statement. Where referred to over a period of time, the Stockland Security price has been adjusted for the accrued portion of the Stockland 19.3 cent distribution.

Premium Office means a premium grade office building. In summary, in accordance with the Property Council of Australia's descriptions for such buildings, premium grade means a landmark office building located in major CBD office markets which is a pace setter in establishing rents, with state of the art technical services.

Regional Shopping Centre means, in accordance with Urbis JHD's description for such centres, a major retail facility within one integrated building structure, incorporating at least one full scale department store, as well as a wide range of other retail facilities.

Residential Business means Stockland's business activities involving the production of residential estates and medium density housing including land held by Stockland for future development and sale.

Rouse Hill Residential Development means the masterplanned urban community residential development located at Rouse Hill, New South Wales, Australia.

STML means Stockland Trust Management Limited (ABN 86 001 900 741) as responsible entity for Stockland Trust.

Stockland means Stockland Corporation and Stockland Trust as stapled entities.

Stockland Corporation means Stockland Corporation Ltd (ABN 43 000 181 733).

Stockland Offer means the takeover offer by STML to acquire all of GPT Units on the terms and conditions set out in the Bidder's Statement and as subsequently varied in accordance with the Corporations Act.

Stockland Security means one Stockland Share and one Stockland Unit which are stapled together.

Stockland Share means one fully paid ordinary share in the capital of Stockland Corporation.

Stockland Trust means Stockland Trust (ARSN 092 897 348).

Stockland Unit means one fully paid ordinary unit in the capital of Stockland Trust.

Sub-Regional Shopping Centre means, in accordance with Urbis JHD's descriptions for such centres, a retail facility built around one or two major discount department stores and one or more supermarkets and most often include specialty shops. A small number of sub-regional centres may also include a small junior department store component – typically around 5-6,000 square metres. However, neither the department store component nor the total size of the centre is sufficiently large to justify classification as a regional centre.

Target's Statement means this statement.

Twin Waters means the Twin Waters development located on the site of the Twin Waters Resort in Mudjimba, Queensland, Australia.

VWAP means volume weighted average price.

2. INTERPRETATION

The following rules of interpretation apply unless the contrary intention appears or the context requires otherwise:

- A gender includes all genders.
- A reference to time is a reference to Eastern Summer Time.
- The singular includes the plural and vice versa.
- A term not specifically defined in this Target's Statement has the meaning given to it (if any) in the Corporations Act or the ASTC Settlement Rules, as the case may be.
- A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.
- A reference to a person includes a corporation, an unincorporated body or other entity and conversely.
- A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.
- A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and individually.
- A reference to any instrument or document includes any variation or replacement of it.
- Headings used in this Target's Statement are for ease of reference only and shall not affect the meaning or interpretation of this Target's Statement.
- A reference to a section is to a section of this Target's Statement.
- Where a word is defined, its other grammatical forms have a corresponding meaning.
- A$, $ or cent is a reference to the lawful currency of Australia.

3. AUTHORISATION

This Target's Statement has been approved by a resolution passed by the GPT Board.

No GPT Director voted against the resolution authorising this Target's Statement.

DATED: 22 December 2004

SIGNED
for and on behalf of GPT Management Limited



Peter Joseph
Chairman

LIST OF GPT ANNOUNCEMENTS TO THE ASX SINCE 29 MARCH 2004

ASX Announcement	Date
GPT Recommends Unitholders Do Not Accept Stockland Bid	21 December
Independent Expert Recommends Against Acceptance of the Stockland Offer in its Present Form at the Present Time	20 December
Letter to Unitholders	16 December
Takeovers Panel Requires Changes to Stockland Bidder's Statement	9 December
Appendix 3X and 3Z – Director Relevant Interests	1 December
Response to Stockland Bidder's Statement	24 November
GPT Announces Board Changes	24 November
Letter to Unitholders following Unitholder Meeting	23 November
GPT and Lend Lease Merger Not Approved by Unitholders	17 November
Chairman's Address to Meeting of Unitholders	17 November
Clarification of Westfield's Announcement re Holding in GPT	12 November
Further Information in relation to Lend Lease Merger Proposal	12 November
Letter to Unitholders	10 November
Stockland Offer Not Superior to Lend Lease Proposal	10 November
Advised of Stockland Proposal	8 November
Letter to Unitholders	4 November
September Quarter Operational Update	2 November
Response to Press Commentary	26 October
September Quarter Distribution Ex-Date	26 October
Appendix 3B – Lend Lease Merger Proposal	21 October
Letter to Certain Resident Offshore Unitholders	20 October
Documentation for Proposed Merger	15 October
September Quarter Distribution	13 October
First Court Approval	8 October
Unwinds Joint Venture Arrangement at Sunshine Plaza	30 September
Commences Macarthur Square Expansion	27 September
Lend Lease / GPT Joint Market Briefing	16 September
Merged Group Presentation	16 September
Merger Implementation Agreement Signed for Merged Lend Lease Group	26 August
2004 Mid Year Report	23 August
Senior Management Structure for Merged Lend Lease Group	17 August
GPT Agrees Merger Terms with Lend Lease	6 August
Half Year Results Presentation Correction	29 July
Half Year Results Presentation	29 July
2004 Mid Year Results: Quality Portfolio Delivers Strong Growth	29 July
Half Yearly Report / Half Year Accounts	29 July
GPT Unable to Agree Merger Terms with Lend Lease	27 July
Acquisition of P&O Resorts	7 July
Letter to Unitholders: Update on LLC's Proposal to Merge with GPT	5 July

ANNEXURE

ASX Announcement	Date
Appointment of New Company Secretary and Legal Counsel	25 June
GPT Further Expands Homebush Bay Presence	31 May
Response to Lend Lease Corporation Merger Proposal	24 May
March Quarterly Update	4 May
Initial Director's Interest Notice	3 May
AGM Presentation	29 April
CEO and Fund Manager's Address to AGM	29 April
Chairman's AGM Address to Shareholders	29 April
Results of AGM	29 April
March Quarter Distribution	29 April
Appointment of Ross Taylor to GPT Board	28 April
GPT Office Portfolio Leasing Update	13 April
Notification under ASIC Class Order 02/1180	2 April
Appendix 3B - To Fund Development Pipeline	2 April
GPT Completes Successful Placement	2 April
To Acquire Premium Sydney Office Asset	1 April
Financial Performance Presentation	1 April
Notice of 2004 Meeting	29 March
Annual Report	29 March
Change of Address	29 March

To obtain a copy of any of the announcements listed above free of charge, please contact the GPT Unitholder information line on 1800 350 150 (in Australia) or +612 9278 9045 (if overseas). These documents are also available on GPT's website at www.gpt.com.au.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

Corporate Directory

General Property Trust
ARSN 090 110 357
ABN 58 071 755 609

Responsible Entity
GPT Management Limited
ABN 94 000 335 473
AFS Licence 250126

Registered Office
Level 4, 30 The Bond
30 Hickson Road
Millers Point NSW 2000

Directors of Responsible Entity
Peter Joseph OAM (Chairman)
Malcolm Latham AM
Ken Moss
Elizabeth Nosworthy
Brian Norris
Eric Goodwin

Secretary
James Coyne

Mail to:
GPT Unit Registry
Locked Bag A14
Sydney South NSW 1235

Unitholder Information line:
Within Australia: 1800 350 150
Outside Australia: +61 2 9278 9045

Unitholder Registry
ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
Sydney NSW 2000

Company - GPT Management Limited
File No 34819

GPT

GPT

GENERAL PROPERTY TRUST



General Property Trust
ASX Announcement and Media Release

GPT RECOMMENDS UNITHOLDERS

DO NOT ACCEPT STOCKLAND BID

21 December 2004

The Independent Directors of GPT today unanimously recommended that GPT unitholders DO NOT ACCEPT the Stockland takeover offer, concluding that it is not in the best interests of GPT unitholders.

The recommendation of the GPT Independent Directors will be contained in the GPT Target's Statement expected to be finalised and lodged this week with the Australian Stock Exchange.

The GPT Target's Statement will contain the Independent Expert's Report by Grant Samuel, which was released on 20 December and which concluded that there are no compelling reasons to accept the Stockland bid in its present form at the present time.

GPT's Chairman, Mr Peter Joseph, said: "GPT's Independent Directors have concluded that the Stockland offer is not in the best interests of GPT unitholders.

"GPT's great strength is the size, diversification, and quality of its $8 billion portfolio built up over three decades. The inferior quality of Stockland's assets will only weaken this advantage. The Stockland offer does not adequately reflect the unique nature and strategic value of this portfolio," he said.

"Nor does the Stockland offer adequately compensate GPT unitholders for the risk inherent in the merged GPT/Stockland," Mr Joseph, said.

Mr Joseph also told unitholders: "Stockland has not demonstrated the ability, nor does it have a credible plan to acquire the expertise, to manage the materially different, larger and more complex GPT portfolio and associated development programme."

The recommendation of the GPT Independent Directors, to be elaborated in the Target's Statement to be sent to GPT unitholders, is that the Stockland offer:

- **Undervalues GPT.** The value of the Stockland offer has been below the GPT unit price at all times during the past six months; does not reflect GPT's strategic value; has an insufficient premium to NTA and reduces GPT's NTA per equivalent unit; and undervalues GPT's development potential.

- **Reduces GPT's asset quality and value.** GPT has the highest quality, diversified portfolio in the Australian listed property trust sector while Stockland's investment asset quality is, in the opinion of the Independent Directors, materially inferior. Combining the two portfolios would reduce portfolio asset quality, net tangible asset backing and average asset value for GPT unitholders.

- **Involves significant integration and management risks.** Stockland has not demonstrated an ability in the investment management, development management and property management of a large portfolio of regional shopping centres, premium office and high quality resort assets as

is the case with the GPT portfolio. For example, Stockland has not managed regional shopping centre developments of the scale and complexity currently underway and planned by GPT. Moreover, Stockland plans to use a team which, based on Stockland's own information, the GPT Independent Directors consider to be under-resourced and under-costed to manage, develop and integrate the GPT portfolio.

- **Significantly increases residential development risk.** If successful, the Stockland offer would expose GPT unitholders to a materially higher risk residential development business. Stockland's residential development exposure has increased by 69% via its recent acquisition of Lensworth. GPT unitholders would be exposed to Stockland's residential business as the residential land development industry is slowing down, with lot sales and prices under pressure and resulting uncertainty regarding future performance compounded by Stockland's inability to provide a forecast beyond 30 June 2005.

In addition to the Independent Directors' recommendation and the Independent Expert's Report referred to above, the Target's Statement will contain other information that will be of interest to GPT unitholders, including:

- Stockland intends making **distributions** to unitholders half-yearly and not quarterly as is currently paid by GPT. This would be unattractive to many GPT unitholders as they would lose the benefit of having distributions three months earlier.

- Stockland's **gearing** will be approaching the top of its target range of 25 per cent to 35 per cent – significantly reducing the funding flexibility of the merged group after Stockland's Lensworth acquisition and the planned Optus development at North Ryde, Sydney. The merged group's development pipeline of about $2 billion would therefore appear to be partially unfunded.

- A number of **tax** issues affecting GPT unitholders, including a lower tax deferred component, as a percentage of total distribution, to their GPT distributions and the possibility that GPT unitholders would not receive roll-over relief if Stockland does not acquire 80 per cent of GPT units.

The Independent Directors also announced that they have commissioned updated independent valuations of a number of assets within GPT's $3.5 billion Retail Portfolio. The valuations are expected to materially increase GPT's net tangible assets per unit and to provide a more accurate reflection of the value of these high quality assets to investors.

The GPT Target's Statement, including the Independent Expert's Report, will be finalised and despatched to unitholders this week.

ENDS

Enquiries

For further information please contact

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

Unitholder assistance

Unitholders should contact the GPT unitholder information line for any queries:

Within Australia: 1800 350 150 and Outside Australia: +61 2 9278 9045



GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

Independent Expert Recommends Against Acceptance of the Stockland Offer in its Present Form at the Present Time

20 December 2004

GPT has received the Report from Independent Expert Grant Samuel and Associates Pty Limited (Grant Samuel), which evaluated the takeover offer proposed by Stockland.

The Grant Samuel report concludes that:

> **"there are no compelling reasons to accept the Stockland Offer in its present form at the present time. By not accepting the Stockland Offer, GPT unitholders will leave GPT in play and possibly encourage Stockland to lift its offer. There is no imperative to act quickly. Unitholders should wait to see what other proposals emerge."**

Grant Samuel said, "GPT unitholders need to determine what course of action to take in an environment where various parties are potentially interested in GPT. The struggle for ownership and control of GPT has been underway for over six months but continues to evolve. With the defeat of the Lend Lease Proposal, the Stockland Offer is the only offer formally on the table. However, the potential for alternative proposals to emerge remains. Lend Lease will inevitably continue to have a vital interest in GPT's future. The Westfield Group has disclosed a significant holding of GPT units (6.5%) but has not indicated its position regarding GPT.

"It is difficult to recommend the Stockland Offer as fair when it is demonstrably inferior in value terms to the Lend Lease Proposal which was rejected by GPT unitholders (albeit by a minority of unitholders). There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of the offer exceeds the prices at which GPT units are likely to trade in the absence of takeover speculation. On the other hand, there are no obvious reasons to accept an offer that is not fair. GPT has an open register and is clearly a strategically attractive asset. Certainly, it would be unwise to assume at this stage that no better alternative will come forward. Neither of the criteria of "fairness" and "reasonableness" give clear guidance as to whether or not to accept the Stockland Offer in the current circumstances.

"In Grant Samuel's view, Stockland securities are likely to trade at a yield of 6.7-6.9% post the acquisition of GPT implying a price in the range $5.75-5.90 per stapled security. On this basis, the value of the Stockland Offer is $3.50-3.59 per GPT unit. Based on the weighted average market price of Stockland securities since the announcement of its offer of $5.90, the "see through" value of the Stockland Offer is $3.53 per GPT unit after adjusting for differences in distribution entitlements."

Grant Samuel also note that the value of Stockland's Offer exceeds both their estimate of the price range within which GPT units would probably trade on fundamentals in the absence of any takeover (of $3.20 - 3.25) and GPT's NTA per unit (of $2.74) at 30 June 2004.

Against this background, the Independent Expert also makes a number of points about the comparative value of the Stockland scrip-for-scrip offer:

- "the value of the Stockland Offer is only just above the range of prices ($3.45-3.55) at which GPT units were trading prior to 6 August 2004 when the final terms of the Lend Lease Proposal were announced and is below the current unit price of around $3.70;
- the value of the Stockland Offer is well below the value of $3.72 attributed to the Lend Lease Proposal. Based on today's Lend Lease share price, the Lend Lease Proposal would have an even higher value. While this proposal is no longer "on the table", it demonstrates the value that is potentially achievable;
- there are legitimate questions about the sustainability of the Stockland security price, particularly with dilution in growth from the acquisition of GPT (notwithstanding Stockland's recent acquisition of the Lensworth land development business) and the slowdown in the residential market;
- the Stockland Offer is conditional on 50.1% acceptances. If the Stockland Offer becomes unconditional but Stockland does not acquire 100% of GPT, there could be an adverse impact on the price of both Stockland securities and GPT units;
- there may be adverse capital gains tax ("CGT") consequences for post-CGT unitholders in GPT if Stockland does not reach the 80% threshold level required to obtain scrip-for-scrip rollover relief; and
- acceptance of the Stockland Offer would "shut out" any alternatives that could produce a superior outcome."

Grant Samuel advised that GPT unitholders who wish to realise their investment should consider selling on market, at least while the GPT unit price remains above the value implied by the Stockland Offer.

GPT Independent Directors commissioned Grant Samuel to provide an Independent Expert's Report on the Stockland takeover offer as part of the Target's Statement. A copy is attached.

ENDS

Enquiries

For further information please contact

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

GPT unitholder enquiries should be directed to the shareholder information line:

Within Australia: 1800 350 150 and Outside Australia: +61 2 9278 9045

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

18 December 2004

The Independent Directors
GPT Management Limited
(as responsible entity for General Property Trust)
30 The Bond
30 Hickson Road
Millers Point NSW 2000

Dear Sirs

Takeover Offer by Stockland

1 Introduction

On 8 November 2004, Stockland Trust Management Limited ("STML"), as responsible entity for Stockland Trust, announced an off-market takeover offer (the "Stockland Offer") for all the units in General Property Trust ("GPT"). The consideration offered by Stockland is 0.608 stapled securities in Stockland per GPT unit.

GPT unitholders who accept the Stockland Offer will be entitled to receive the GPT quarterly distribution for December 2004 and Stockland distributions for the period commencing on 1 January 2005. The Stockland Offer is subject to a number of conditions including Stockland receiving acceptances for a minimum of 50.1% of GPT units on issue.

Stockland is an Australian listed property group. It owns shopping centres, office and industrial properties, undertakes residential development activities and manages hotels under the "Saville" brand. Stockland had a market capitalisation of approximately $7.9 billion prior to the announcement of the Stockland Offer.

The Stockland Offer was announced nine days before GPT unitholders met in general meeting on 17 November 2004 to consider a proposal to merge GPT with Lend Lease to form the Lend Lease Group (the "Lend Lease Proposal"). The resolution to approve the Lend Lease Proposal did not receive the requisite 75% majority, with only 68.5% of votes cast in favour. Consequently, the Lend Lease Proposal lapsed.

The Independent Directors of GPT Management Limited ("GPT Management"), the responsible entity of GPT, engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report on the Lend Lease Proposal. That report was despatched to GPT unitholders, along with other relevant documentation from GPT Management, in October 2004. Following the announcement of the Stockland Offer, Grant Samuel was asked by the Independent Directors of GPT Management to provide an independent opinion as to whether the Stockland Offer was superior to the Lend Lease Proposal. Grant Samuel concluded that the Stockland Offer was not superior to the Lend Lease Proposal and was in fact inferior to it.

Grant Samuel has now been appointed by the Independent Directors of GPT Management to prepare an independent expert's report in relation to the Stockland Offer.

2 Summary of Opinion

The issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". Rather, GPT unitholders need to determine what course of action to take in an environment where various parties are potentially interested in GPT. The struggle for ownership and control of GPT has been underway for over six months but continues to evolve. With the defeat of the Lend Lease Proposal, the Stockland Offer is the only offer formally on the table.



However, the potential for alternative proposals to emerge remains. Lend Lease will inevitably continue to have a vital interest in GPT's future. Westfield Group has disclosed a significant holding of GPT units (6.5%) but has not indicated its position regarding GPT.

It is difficult to recommend the Stockland Offer as fair when it is demonstrably inferior in value terms to the Lend Lease Proposal which was rejected by GPT unitholders (albeit by a minority of unitholders). There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of the offer exceeds the prices at which GPT units are likely to trade in the absence of takeover speculation. On the other hand, there are no obvious reasons to accept an offer that is not fair. GPT has an open register and is clearly a strategically attractive asset. Certainly, it would be unwise to assume at this stage that no better alternative will come forward. Neither of the criteria of "fairness" and "reasonableness" give clear guidance as to whether or not to accept the Stockland Offer in the current circumstances.

In Grant Samuel's view, Stockland stapled securities are likely to trade at a yield of 6.7-6.9% post the acquisition of GPT implying a price in the range $5.75-5.90 per stapled security. On this basis, the value of the Stockland Offer is $3.50-3.59 per GPT unit. Based on the weighted average market price of Stockland stapled securities since the announcement of its offer of $5.90, the "see through" value of the Stockland Offer is $3.53 per GPT unit after adjusting for differences in distribution entitlements. It is true that these values:

- exceed the prices of $3.20-3.25 at which Grant Samuel estimates that GPT units would probably trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger); and

- are well in excess of GPT's net asset value of $2.74 per unit (as shown in the latest GPT accounts) and will probably still represent a meaningful premium after GPT's proposed revaluation of certain assets as at 30 September 2004.

However:

- the value of the Stockland Offer is only just above the range of prices ($3.45-3.55) at which GPT units were trading prior to 6 August 2004 when the final terms of the Lend Lease Proposal were announced and is below the current unit price of around $3.70;

- the value of the Stockland Offer is well below the value of $3.72 attributed to the Lend Lease Proposal. Based on today's Lend Lease share price, the Lend Lease Proposal would have an even higher value. While this proposal is no longer "on the table", it demonstrates the value that is potentially achievable;

- there are legitimate questions about the sustainability of the Stockland security price, particularly with dilution in growth from the acquisition of GPT (notwithstanding Stockland's recent acquisition of the Lensworth land development business) and the slowdown in the residential market;

- the Stockland Offer is conditional on 50.1% acceptances. If the Stockland Offer becomes unconditional but Stockland does not acquire 100% of GPT, there could be an adverse impact on the price of both Stockland stapled securities and GPT units;

- there may be adverse capital gains tax ("CGT") consequences for post-CGT unitholders in GPT if Stockland does not reach the 80% threshold level required to obtain scrip-for-scrip rollover relief; and

- acceptance of the Stockland Offer would "shut out" any alternatives that could produce a superior outcome.

Grant Samuel's conclusion is that there are no compelling reasons to accept the Stockland Offer in its present form at the present time. By not accepting the Stockland Offer, GPT unitholders will

leave GPT in play and possibly encourage Stockland to lift its offer. There is no imperative to act quickly. Unitholders should wait to see what other proposals emerge.

Unitholders that wish to realise their investment should consider selling on market, at least while the GPT unit price remains above the value implied by the Stockland Offer.

3 Key Conclusions

- **GPT units would probably trade today at $3.20-3.25 in the absence of takeover speculation. The Stockland Offer needs to be assessed in this context.**

  Over the last six months distribution yields in the listed property trust sector have fallen. GPT units were trading at a yield of 7.2% prior to the announcement of the initial Lend Lease Proposal based on the then forecast distribution for the year ending 30 June 2005[1]. Since May 2004 yields in the listed property trust sector have fallen by between 0.1% and 0.9% (depending on the entity). A firming of, say, 0.2-0.3% in GPT's stand alone yield would result in GPT trading at a yield of 6.9-7.0%. Based on the forecast distribution of 22.5 cents for 2005, a yield of 6.9-7.0% implies market prices of $3.20-3.25 (an increase of approximately 5-7% over the closing price of $3.05 before the announcement of the initial Lend Lease Proposal).

  This range is arguably a reasonable estimate of the prices at which GPT units would trade in the absence of any takeover or merger proposal. However, the range may be conservative. By way of comparison, Stockland's stapled security price increased by approximately 15% in the period from May to just prior to the announcement of the Stockland Offer. It is against the $3.20-3.25 price range that the Stockland Offer needs to be assessed.

  The probable trading price range for GPT today of $3.20-3.25 in the absence of takeover speculation is lower than recent market prices:


GPT - Unit Price
(5 July 2004 - 10 Dec 2004)
Price
$3.90
$3.80
$3.70
$3.60
$3.50
$3.40
$3.30
5-Jul
23-Jul
12-Aug
1-Sep
21-Sep
11-Oct
29-Oct
18-Nov
8-Dec
6 Aug 2004
Announcement of agreed Lend Lease Proposal
17 Nov 2004
Rejection of Lend Lease Proposal
8 Nov 2004
Announcement of Stockland Offer

- **Stockland is a leading listed property group and has a consistent track record of strong profit growth.**

  Stockland is a leading listed stapled property group with a market capitalisation of $7.9 billion prior to the announcement of its offer. It has significant investments in shopping centres, commercial

[1] Brokers' consensus forecast 2005 distribution for GPT in May 2004 was approximately 21.9 cents per unit.



office buildings, office parks and industrial buildings and has a successful residential property development business. Stockland manages hotels under the "Saville" brand. Approximately 70% of its earnings before interest and tax is derived from property investments and 30% from development and hotel management activities.

Stockland's portfolio of properties was valued at $5.4 billion at 30 June 2004. The shopping centre portfolio consists of 40 principally sub-regional shopping centres valued at over $2.6 billion. Stockland's commercial portfolio consists of 32 mostly A-grade and B-grade office assets valued at over $1.9 billion and the portfolio of industrial and office parks is valued at $0.8 billion.

Stockland is one of Australia's leading residential developers and has a consistent track record of strong profit growth. Its development division is engaged in the development of masterplanned residential estates, integrated housing developments and large scale mixed use apartment projects. Stockland has approximately doubled its residential estates portfolio through the recently announced acquisition of the Lensworth residential business from Foster's Group Limited for $846 million. Following the acquisition, Stockland will have over 64,000 lots and 2,100 apartment units with an expected end market value of approximately $13 billion.

Over the last four years, Stockland has achieved compound average growth in distributions per unit of in excess of 9% per annum. That growth has in large part been driven by acquisitions coupled with increased gearing and strong earnings from development activities (which have enjoyed buoyant trading conditions). As it has grown, Stockland has sought to balance its portfolio of businesses as to ensure growth targets are met on a risk adjusted basis. Consistent with this Stockland seeks to ensure corporate earnings (which are predominantly from development activities) account for between 20% and 40% of earnings with the balance from passive property investment assets.

- **Stockland's acquisition of GPT is expected to result in increased earnings for GPT unitholders.**

Pro forma forecasts presented in Stockland's Bidder's Statement indicate that distributions attributable to GPT units would increase by 7.1% in the year ending 30 June 2005:

Pro Forma Forecast Financial Impact of the Stockland Offer			
	Pre Acquisition	Post Acquisition	% change
Earnings and Distributions			
Earnings per GPT equivalent unit	22.5¢	24.4¢	+8.4%
Distribution per GPT equivalent unit	22.5¢	24.1¢	+7.1%
Distribution payout ratio (%)	100%	~99%	
Financial Position and Net Tangible Assets			
NTA[2] per GPT unit ($)	$2.74	$2.50	-8.6%
Gearing (%)	29.5%[3]	31.2%[4]	5.8%

Source: Stockland Bidder's Statement, GPT Explanatory Memorandum

The increase in earnings and distributions reflects assumed cost savings of $40 million per annum after tax (assuming Stockland acquires 100% of GPT) and the acquisition terms. Stockland has not had access to detailed operational information in formulating its estimates of cost savings. Accordingly, there is necessarily some uncertainty regarding the level of cost savings.

The Stockland acquisition would result in a reduction in attributable net tangible asset backing from $2.74 to $2.50 per GPT unit. Gearing for Stockland post the acquisition of GPT will be slightly

2 NTA is net tangible assets

3 After acquisition of Nature Based Resorts

4 After acquisition of Lensworth business



higher than GPT's gearing[5] increasing from 29.5% to 31.2%. This is not considered to be a significant issue for GPT unitholders and is within Stockland's targeted range of 25–35%.

- **Securities in Stockland are likely to trade at yields of 6.7-6.9% post the acquisition of GPT in the short term. However, there are questions concerning the sustainability of Stockland's rating and price.**

The market rating of Stockland post the acquisition of GPT is a key issue for GPT unitholders. The value of the Stockland Offer to GPT unitholders will be determined by, in large part, the market rating of Stockland post acquisition.

Recent market prices for Stockland imply a stand alone yield between 6.5% and 6.6% based on a forecast distribution of 38.8 cents for the year ending 30 June 2005. This is consistent with analyst expectations of 6.6-6.9% for the forecast trading yield of Stockland for the same period, albeit at the low end.

Grant Samuel believes it is realistic to anticipate that Stockland stapled securities will trade at yields in the range 6.7-6.9% in the short term post the acquisition of GPT based on pro forma 2005 projections (assuming continuation of current market conditions). Yields across the sector have declined significantly over the last few months, although given the level of corporate activity in the listed property trust sector, property trusts and stapled securities may be trading ahead of fundamentals.

The Stockland stapled security price had shown a strong upward trend in the months up to the announcement of its offer on 8 November 2004. The Stockland price reached an all time high on 5 November 2004 ($6.10), closing at $6.09. Since the announcement of the offer, Stockland has traded at a volume weighted average price of $5.90 (up to 10 December 2004):


Stockland - Stapled Security Price
(5 July 2004 - 10 Dec 2004)
Price
$6.20
$6.00
$5.80
$5.60
$5.40
$5.20
$5.00
5-Jul
23-Jul
12-Aug
1-Sep
21-Sep
11-Oct
29-Oct
18-Nov
8-Dec
8 Nov 2004
Announcement of Stockland Offer

Stockland has historically been rated more highly than most other listed property trusts and stapled securities. It has a highly regarded management team and has delivered strong and consistent profit growth through acquisitions and its development business. Stockland has achieved compound average distribution growth of 9.1% per annum since 2000 and is expected to achieve growth of 5.0% for the year ending 30 June 2005. This recent growth has, however, been underpinned by the substantial level of acquisitions made in the last four years and by the very strong residential

[5] Gearing for this purpose is defined as total borrowings to total assets.



property market and may have benefited from an increase in gearing over the period. Stockland's ability to maintain a long development project pipeline and successfully deliver projects has also contributed to its high rating.

However, there are legitimate questions about the sustainability of Stockland's market rating and security price, particularly given the significant impact that the acquisition of GPT would have on its business:

- the acquisition of GPT will approximately double the size of Stockland in asset and market value terms;
- GPT has only very limited activities outside of passive property investments. Stockland's growth will therefore be diluted through the acquisition of GPT's large and low yield property portfolio. Stockland's forecast 2005 earnings growth of 5% combined with GPT's stand alone growth of 3.0-3.5% would give a weighted average of around 4%;
- the ability of Stockland to lift growth must be questioned. The higher growth (and higher risk) development business would represent only 16% of EBIT post the acquisition of GPT (down from around 30% stand alone). Stockland's recently announced acquisition of Lensworth is expected to lift this to around 20% of EBIT in the year ending 30 June 2006. Its ability to maintain historical growth rates in this business will be a challenge, particularly in the context of a softening residential market;
- the price paid for the Lensworth business appears high in a residential market that has peaked and pressure may come on future margins and profitability. The price of $846 million represents 17.0 times historical EBITA (although it needs to be recognised that the acquisition includes a number of properties that are yet to be developed and are not income producing);
- the value of Stockland's development business implied by its current trading price appears high. Assuming property investments are worth book value plus a 10-15% premium, recent trading prices for Stockland securities imply multiples of 15.7-19.8 times historical EBITA and 12.9-16.3 times forecast EBITA (excluding Lensworth) for its corporate activities. Trading multiples for comparable Australian listed development companies are considerably lower. While this analysis has limitations, it illustrates the potential for the market to reassess Stockland's rating particularly in view of the slowdown in the residential sector. Moreover, the significant premium to GPT's net tangible assets that Stockland is paying means the implied value of this development business must increase to sustain the current market price; and
- post the acquisition of GPT, Stockland will have a portfolio of approximately $13.5 billion of investment assets in Australia and a development business with a domestic focus. Given the significant size of the enlarged Stockland, its ability to achieve meaningful growth solely from the Australian market may be constrained. There has been a growing trend of property trusts pursuing assets overseas seeking the attraction of higher returns and diversification benefits. Stockland has no track record in this area.

On the other hand, Stockland is a large listed entity with a liquid market for its stapled securities. It is closely followed by analysts. The market should be fully aware of these issues and have taken them into account in determining the prevailing market price.

Stockland's market price could also be impacted if it acquires more than 50.1% of GPT's units (its minimum acceptance condition) but does not achieve 100% ownership of GPT. Stockland would not achieve all of the estimated $40 million in annual after tax savings but would seek to assume the roles of responsible entity for GPT and property manager of GPT's wholly-owned properties in order to benefit from the additional fee income.

- **Stockland's Offer has been valued at $3.50-3.59 per GPT unit.**

A yield of 6.7-6.9% for Stockland post the acquisition of GPT implies a trading range of $5.75-5.90 for Stockland stapled securities based on pro forma forecast distribution for the year ending 30 June

2005 of 39.6 cents per stapled security. On this basis, the Stockland Offer has a value of $3.50-3.59 per GPT unit.

The value attributed to the Stockland Offer is consistent with the "see through" value implied by market prices of Stockland stapled securities since announcement of the offer after adjusting for differences in distribution entitlements:

Value of Stockland Offer per GPT Unit		
Period from 8 November to 10 December	Stockland Price	Value of Stockland Offer[6]
Low price	$5.71	$3.40-$3.44
Volume weighted average price	$5.90	$3.49-$3.53
High price	$6.04	$3.57-$3.61

GPT unitholders should recognise that security prices fluctuate and the price at which Stockland securities trade in the future may be higher or lower than the prices implied by the current price of Stockland.

- **It is difficult to recommend the Stockland Offer as fair. Reasonableness is a more complex judgement but in any event there are other issues impacting the decision for GPT unitholders.**

  The Stockland Offer is:

  - at a premium to GPT unit prices of $3.20-3.25, the range in which Grant Samuel estimates that GPT units would probably trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger);
  - at a substantial premium of 28-31% to GPT's net tangible asset value of $2.74 per unit (as shown in the latest GPT accounts) although this premium may be more modest after the impact of GPT's proposed revaluation of certain assets; and
  - at a low exit yield of 6.3-6.4% based on the forecast stand alone distribution for GPT for the year ending 30 June 2005.

  Nevertheless, it is difficult to conclude that the Stockland Offer is "fair" given that the value of $3.72 per GPT unit under the Lend Lease Proposal was rejected by GPT unitholders (albeit by a minority of unitholders). Based on current market prices for Lend Lease of $12.80-12.90, the "see through" value of the Lend Lease Proposal may have been higher. The Stockland Offer is demonstrably inferior in value terms to the Lend Lease Proposal.

  The Lend Lease Proposal is no longer "on the table" but it demonstrates the value that is potentially achievable from an alternative offeror. In comparing the value of the Stockland Offer to the value of the Lend Lease Proposal, it is important to recognise that:

  - the value of $3.72 attributed to the Lend Lease Proposal reflected the one month volume weighted average price of GPT units to 5 November 2004. The high level of trading in GPT units, the detailed information in the market on the Lend Lease Proposal and the level of consistency between the Lend Lease share price and GPT unit price provided prima facie evidence that GPT's price reflected the market's expectations of where the merged Lend Lease/GPT group would trade;
  - the current Lend Lease price may be affected by speculation and no longer reflects the terms of the Lend Lease Proposal; and

---

[6] The prices of Stockland stapled securities and GPT units effectively include some element of accrued distributions. In order to adjust for the differences between the accrued distribution entitlements, the value of the Stockland Offer has been reduced by approximately 6 cents per GPT unit. The 6 cents reflects the Stockland distributions to which GPT unitholders will not be entitled of approximately 17 cents per Stockland security (accrued during the period 1 July to 10 December 2004) and the GPT distributions of approximately 4 cents per unit (accrued during the period 1 October to 10 December 2004) to which GPT unitholders will be entitled. If the method of calculation is based on the accrual from the ex distribution date, the differential would be approximately 10 cents. Another method of calculation is to ignore the accrual period and simply allow for the full distributions. On this basis the differential would be approximately 6 cents.

- the value of the Lend Lease Proposal would have reflected the benefits and synergies available to Lend Lease which in part may be unique to Lend Lease.

There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of $3.50-3.59 per GPT unit is significantly greater than the level of $3.05 at which GPT units were trading prior to 24 May 2004 when the initial Lend Lease Proposal was announced. More relevantly, it exceeds the prices at which GPT units are likely to trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger) even having regard to the uplift in property trust values (decline in yields) since May 2004. The value of the Stockland Offer is also well is excess of GPT's net tangible asset value of $2.74 as at 30 June 2004 and would probably still be a meaningful premium after GPT's proposed revaluation of certain assets as at 30 September 2004.

However, Stockland does not have a controlling interest in GPT and the GPT register remains open. Further, the Stockland Offer is at a premium of only 8-12% (and possibly less) to where GPT units would trade today in the absence of any takeover activity. There are no apparent reasons why GPT unitholders should accept a low premium. The level of interest by various parties underlines its strategic value. Certainly, it would be unwise to assume that, at this stage, no better alternative will come forward.

Neither of the criteria of "fairness" and "reasonableness" give clear guidance as to whether or not to accept the Stockland Offer in the current circumstances. The issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". Rather, GPT unitholders need to determine what course of action to take to optimise their position in the current situation.

- **Alternatives to the Stockland Offer emerging can not be ruled out. Accepting the Stockland Offer now would shut out alternatives.**

GPT has considered a number of alternatives in the course of assessing the Lend Lease Proposal and continues to consider alternatives following the lapse of the Lend Lease Proposal. These include:

- the internalisation of management;
- an acquisition of certain businesses and assets together with an internalisation; and
- a transaction with another property business or consortium of businesses.

An alternative transaction to the Stockland Offer cannot be ruled out. There is potential for a transaction emerging with one or more large scale property businesses or even an alternative proposal from Lend Lease:

- GPT has been "in play" since May 2004. The Lend Lease Proposal was on foot until it was voted down on 17 November 2004 and Stockland announced its offer on 5 November 2004;
- Lend Lease will inevitably continue to have a vital interest in GPT's future and it is conceivable that Lend Lease could come back with a revised or quite different proposal;
- Westfield Group has emerged as a substantial unitholder in GPT with 6.5% of units on issue. It has not indicated its position regarding GPT although it is reported to have voted against the Lend Lease Proposal; and
- GPT's properties are high quality and the portfolio is unique. It would be undeniably attractive to other property groups either as a whole or as a break up opportunity.

There is also potential for Stockland to increase its offer if it is not successful. The Stockland Offer is scheduled to close on 14 January 2005 unless extended. Acceptance of the Stockland Offer would close out the opportunity for alternative proposals to come forward. There is no imperative to act quickly.

On the other hand, there has been a long period for alternative proposals to be put to GPT since the initial announcement of the Lend Lease Proposal. The Stockland Offer has been the only one to emerge so far. The prospects of an alternative transaction are limited by the size of GPT and other issues. Westfield Group on its own would have difficulties in acquiring all of GPT due to potential competition issues.



- **If Stockland does not acquire 100% of GPT there could be a significant adverse impact on the price of both Stockland stapled securities and GPT units.**

  The Stockland Offer is conditional on 50.1% acceptance of GPT units on issue. It is possible that Stockland will achieve more than 50.1% but not end up with 100%. This would not be an attractive outcome for Stockland and could have an adverse impact on the price of Stockland stapled securities.

  An outcome that saw Stockland holding between 50.1% and 90% of the issued units of GPT would also have an adverse impact the GPT unit price. GPT would have a reduced free float and much less liquidity, unitholders would lose control of GPT and its future direction and the growth prospects for GPT may be significantly reduced.

  Nevertheless, it is unlikely that Stockland ownership of GPT of between 50.1% and 90% would continue indefinitely. It is probable that Stockland would eventually move to acquire the minorities in GPT. This might even be at a higher price than the Stockland Offer but the timing of any mop up offer would be at Stockland's choosing.

- **There are adverse CGT consequences for GPT unitholders under the Stockland Offer.**

  Pre-CGT unitholders are not subject to any capital gains on disposal of their GPT units. However, pre-CGT unitholders who accept the Stockland Offer will effectively lose their pre-CGT treatment. Any subsequent sale of Stockland stapled securities will be subject to the CGT rules.

  Post CGT unitholders will not be able to claim scrip-for-scrip rollover relief if Stockland achieves less than 80% acceptance. Full capital gains tax will apply which will impact investors differently depending on their individual circumstances. In any event, rollover relief will only apply to the unit component of the Stockland stapled securities (92%) and GPT unitholders will be subject to CGT on the share component of the Stockland stapled security (8%).

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Bidder's Statement issued by STML (and any supplementary statements) and the Target's Statement issued by GPT Management in relation to the Stockland Offer.

Whether or not to accept the Stockland Offer is a matter for individual unitholders, based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. In particular, taxation consequences (such as the extent to which capital gains tax will be payable) will vary widely across unitholders. Unitholders will need to consider these consequences and, if appropriate, should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

GPT

GENERAL PROPERTY TRUST

Financial Services Guide and Independent Expert's Report in relation to the Takeover Offer by Stockland Trust Management Limited as responsible entity for Stockland Trust

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

18 December 2004

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") carries on business at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. Grant Samuel holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for GPT Management Limited ("GPT Management") as responsible entity for General Property Trust ("GPT") in relation to the Stockland Offer (the "GPT Report"), Grant Samuel will receive a fixed fee of $650,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 7.3 of the GPT Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 7.3 of the GPT Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management (and associated entities including Lend Lease) or Stockland that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Stockland Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT Management (and associated entities including Lend Lease) and Stockland (and associated entities):

- *in November 2004, Grant Samuel provided independent advice to GPT Management as to whether the Stockland Offer was superior to the Lend Lease Proposal;*
- *in October 2004, Grant Samuel prepared an independent expert's report in relation to the proposal to merge GPT with Lend Lease to form the Lend Lease Group;*
- *in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;*
- *Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited, acting as responsible entity and manager of the Lend Lease US Office Trust;*
- *in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;*
- *in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by tender;*
- *Grant Samuel Property Pty Limited, a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT, managed by Lend Lease or owned or managed by Stockland; and*
- *the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.*

In addition, one of the Grant Samuel executives involved in the preparation of this report holds a parcel of less than 1,000 shares in Lend Lease.

Grant Samuel has no involvement with, or interest in the outcome of, the Stockland Offer, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Stockland Offer. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.



Table of Contents



THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY



1 Details of the Offer

On 8 November 2004, Stockland Trust Management Limited ("STML"), as responsible entity for Stockland Trust, announced an off-market takeover offer (the "Stockland Offer") for all the units in General Property Trust ("GPT"). Consideration under the Stockland Offer is 0.608 stapled securities in Stockland for each GPT unit.

Stockland is an Australian property group listed on the Australian Stock Exchange ("ASX"). It owns shopping centres, office and industrial properties, undertakes development activities in residential estates, apartments, retail projects and manages hotels under the "Saville" brand. Stockland is a stapled group comprising Stockland Corporation Limited ("Stockland Corporation") and Stockland Trust. A stapled security in Stockland comprises one share in Stockland Corporation and one unit in Stockland Trust which are "stapled" to each other. Stockland had a market capitalisation of approximately $7.9 billion prior to the announcement of the Stockland Offer.

The Stockland Offer is subject to a number of conditions which are set out in full in the Bidder's Statement. They include that:

- Stockland receives acceptances for a minimum of 50.1% of GPT units on issue;
- no event occurs between the announcement of the offer and end of the offer period that could reasonably be expected to have an adverse effect on the consolidated assets or liabilities of GPT exceeding $400 million or on the consolidated net profits after tax of GPT exceeding $40 million per annum;
- no acquisitions, disposals, or joint ventures are entered into between the announcement of the offer and end of the offer period exceeding $50 million and no new property management contracts exceeding 12 months or construction contracts with Lend Lease Corporation Limited ("Lend Lease") are entered into except on arm's length terms; and
- no prescribed occurrences occur (as set out in Section 652C of the Corporations Act, 2001 ("Corporations Act")).

GPT unitholders accepting the Stockland Offer will be entitled to receive the GPT distribution of up to 5.5 cents per unit for the quarter ended 31 December 2004 and Stockland distributions for the period commencing on 1 January 2005.

The Stockland Offer was announced nine days before GPT unitholders met in general meeting on 17 November 2004 to consider a proposal to merge GPT with Lend Lease Corporation Limited ("Lend Lease") to form the Lend Lease Group (the "Lend Lease Proposal"). The resolution to approve the Lend Lease Proposal did not receive the requisite 75% majority (only 68.5% of votes cast were in favour) and, consequently, the Lend Lease Proposal lapsed.

The Stockland Offer is open until 14 January 2005 unless extended.



2 Scope of the Report

2.1 Purpose of the Report

There is no statutory requirement for GPT Management Limited ("GPT Management"), as responsible entity for GPT, to obtain any form of independent report in relation to the Stockland Offer. However, the directors of GPT Management who are not associated with Lend Lease (the "independent directors of GPT Management") have decided to engage Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report in relation to the Stockland Offer.

The independent directors of GPT Management had previously engaged Grant Samuel to prepare an independent expert's report on the Lend Lease Proposal. That report was despatched to GPT unitholders by GPT Management in October 2004. Following the announcement of the Stockland Offer, Grant Samuel was asked by the independent directors of GPT Management to provide an independent opinion as to whether the Stockland Offer was superior to the Lend Lease Proposal. Grant Samuel concluded that the Stockland Offer was not superior to the Lend Lease Proposal and was in fact inferior to it.

This report has been prepared by Grant Samuel to assist the independent directors of GPT Management in making their recommendation to GPT unitholders in relation to the Stockland Offer. The sole purpose of this report is as an expression of Grant Samuel's opinion in relation to the Stockland Offer. A copy of this report is to accompany the Target's Statement to be despatched to GPT unitholders by GPT Management.

This report contains general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Bidder's Statement issued by STML and the Target's Statement issued by GPT Management in relation to the Stockland Offer.

Whether or not to accept the Stockland Offer is a matter for individual unitholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Unitholders who are in doubt as to the action they should take in relation to the Stockland Offer should consult their own professional adviser.

2.2 Basis of Evaluation

There is no statutory requirement for the preparation of this report. Where there is no regulatory requirement for an independent expert's report but the directors of the target decide to commission one, the report is typically prepared on the same basis as if it was required under Section 640 of the Corporations Act and requires an assessment of whether the takeover offer is "fair and reasonable".

Under Policy Statement 75 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission ("ASIC")), fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are subject of the offer. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer. A fair offer will always be reasonable but a reasonable offer will not necessarily be fair. A takeover offer could be considered "reasonable" if there were valid reasons to accept the offer notwithstanding that it was not "fair".

Grant Samuel has considered the Stockland Offer within the conventional "fair and reasonable" framework. However, the issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". GPT unitholders need to make decisions in relation to the Stockland Offer in a situation where a number of other parties have also demonstrated an interest in GPT and, in the case of Lend Lease, have put forward a specific proposal to unitholders.



While the Lend Lease Proposal lapsed following the GPT unitholders meeting on 17 November 2004, Lend Lease still has a vital interest in GPT. In this context, GPT unitholders need to determine what course of action to take in order to optimise their outcome.

In this case, where there is not a statutory requirement for a report and given the circumstances facing GPT unitholders, Grant Samuel considers that the essential question to address is whether or not GPT unitholders should accept the Stockland Offer in its present form at the present time.

In forming its opinion as to whether or not GPT unitholders should accept the Stockland Offer, Grant Samuel has considered the following:

- the likely market rating for stapled securities in Stockland following the acquisition of GPT;
- the value of GPT units implied by the terms of the Stockland Offer compared to the value of GPT units;
- the impact on attributable earnings, distributions and net tangible assets;
- the proportion of Stockland held by GPT unitholders following the acquisition compared to their contribution of market value;
- the likelihood of alternative transactions emerging which could realise better value;
- any other advantages and benefits arising from the Stockland Offer; and
- the costs, disadvantages and risks of the Stockland Offer.

2.3 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Bidder's Statement dated 24 November 2004 issued by STML as responsible entity of Stockland Trust (the "Bidder's Statement");
- the Target's Statement to be dated on or about 22 December 2004 and issued by GPT Management as responsible entity of GPT (the "Target's Statement");
- annual reports of GPT for the four years ended 31 December 2003;
- half yearly announcement of GPT for the six months ended 30 June 2004;
- annual reports of Stockland for the four years ended 30 June 2004;
- the Explanatory Memorandum and Notice of Meeting dated 15 October 2004 in relation to the Lend Lease Proposal (the "Explanatory Memorandum");
- press releases, public announcements, media and analyst presentation material and other public filings by GPT and Stockland including information available on the websites of each entity;
- brokers' reports and recent press articles on GPT and Stockland, the property trust sector and the real estate development and construction industry; and
- sharemarket data and related information on Australian entities engaged in the property trust sector and on Australian entities engaged in the real estate development and construction industries and on acquisitions of entities in these industries.

Non Public Information provided by GPT Management

- independent valuations of the properties owned by GPT; and
- other confidential documents, board papers, presentations and working papers.



Grant Samuel has also held discussions with, and obtained information from, senior management of GPT Management and its advisers.

Grant Samuel has had no access to non public information in relation to Stockland. However, senior management of Stockland made a presentation to Grant Samuel on 14 December 2004.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by GPT Management and its advisers. Grant Samuel has considered and relied upon this information. GPT Management has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary and appropriate for the purposes of forming an opinion in relation to the Stockland Offer. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review reflecting commercial judgements rather than a detailed audit, verification or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of GPT. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included the financial information on GPT contained in the Explanatory Memorandum issued by GPT Management in relation to the Lend Lease Proposal. This information included:

- the stand alone pro forma historical financial performance for the two years ended 30 June 2004 for GPT (the "GPT Pro Forma Historicals"); and

- the stand alone pro forma forecast financial performance and distribution statement for the year ending 30 June 2005 for GPT (the "GPT Forecast").

GPT Management is responsible for this financial information.

In preparing this report Grant Samuel has used publicly available information on Stockland and the information contained in the Bidder's Statement including:



- the forecast financial performance of Stockland for the year ending 30 June 2005 (the "Stockland Forecast");
- the pro forma forecast financial performance of Stockland post the acquisition of GPT for the year ending 30 June 2005 based on 100% acceptance of the Stockland Offer and based on 50.1% acceptance of the Stockland Offer (the "Stockland Pro Forma Merged Forecasts"); and
- the pro forma financial position of Stockland following the acquisition of GPT at 30 June 2004 based on 100% acceptance of the Stockland Offer and based on 50.1% acceptance of the Stockland Offer (the "Stockland Pro Forma Financial Position").

Stockland is responsible for the information contained in the Bidder's Statement. The Stockland financial information was reviewed by Deloitte Corporate Finance Pty Limited ("Deloitte") and its Independent Accountant's Report is set out in Section 8 of the Bidder's Statement.

Grant Samuel has used and relied on the abovementioned financial information for GPT and Stockland for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However:

- for the purposes of the Lend Lease Proposal, the Lend Lease Group financial information (which incorporated the GPT Forecast) was subject to comprehensive review by KPMG and KPMG Transaction Services (Australia) Pty Limited (see the Explanatory Memorandum in relation to the Lend Lease Proposal). These reviews were unqualified; and
- the Stockland financial information contained in the Bidder's Statement was subject to comprehensive review by Deloitte. This review was unqualified.

On this basis, Grant Samuel considers that there are reasonable grounds to believe that the financial information on GPT and Stockland have been prepared on a reasonable basis.

However, the achievability of the GPT Forecast, the Stockland Forecast and the Stockland Pro Forma Merged Forecasts is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

Grant Samuel has not valued any of the properties owned by GPT or Stockland and, for the purposes of this report, has relied on the independent property valuations commissioned by GPT Management and STML as disclosed in the most recent financial statements for each entity.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Bidder's Statement issued by STML to GPT unitholders is complete, accurate and fairly presented in all material respects;
- the information set out in the Target's Statement issued by GPT Management to GPT unitholders is complete, accurate and fairly presented in all material respects; and
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of General Property Trust

3.1 Background

GPT is one of the largest listed property trusts in Australia with a market capitalisation of approximately $7.5 billion prior to the announcement of the Stockland Offer. GPT's diversified portfolio consists of over 50 properties across Australia with a total book value of $8.1 billion as at 30 June 2004.[1]

GPT was formed by Lend Lease in 1959 as the First National Buildings Trust and was listed on the ASX in 1971. It is Australia's longest running property trust. The responsible entity for GPT is GPT Management, a wholly owned subsidiary of Lend Lease. Lend Lease also provides a range of other services to GPT including retail development management, property management and leasing and project management and construction.

Historically GPT has had a low growth profile due to its property sector diversification and low gearing ratio. In more recent times, demand for property securities generating higher growth resulted in GPT entering relatively higher risk property sectors such as hotels in 1997, bulky goods centres (Homemaker City centres) in 2001 and masterplanned urban communities in 2003.

GPT has been subject to takeover activity since May 2004. On 24 May 2004, Lend Lease announced its initial Lend Lease Proposal to merge with GPT. On 6 August 2004, GPT Management and Lend Lease announced agreed revised merger terms for the Lend Lease Proposal. The GPT unitholders meeting to consider the Lend Lease Proposal was set for 17 November 2004. Prior to this meeting, STML announced the Stockland Offer for GPT and Westfield Group was identified as a unitholder in GPT. The resolution to approve the Lend Lease Proposal did not receive the requisite 75% majority.

3.2 Property Portfolio

GPT's $8.1 billion portfolio consists of interests in over 50 properties across the retail, office, industrial/business park, hotel/tourism and masterplanned urban community property sub-sectors in Australia. The portfolio includes mainly wholly-owned properties with twelve properties held under joint venture or co-ownership arrangements.

The portfolio is weighted towards the retail sector and New South Wales:


Asset Type
Industrial/ Business Park 4%
Hotel/Tourism 10%
Retail 49%
Office 37%
Geographic
Western Australia 1%
Northern Territory 8%
Queensland 12%
Australian Capital Territory 5%
New South Wales 50%
Victoria 24%

GPT – Portfolio Diversification as at 30 June 2004 (including the Nature-Based Resorts)

Source: GPT Management

---

[1] Including the Nature-Based Resorts acquired on 7 July 2004.

As at 30 June 2004, GPT's top ten property tenants represented 20% of GPT's total gross property income, with no one tenant representing more than 6%. Major tenants include Coles Myer, Woolworths, ANZ Banking Group and PricewaterhouseCoopers.

GPT has its properties independently valued on a three year rolling basis and at other times as necessary. During the year ended 31 December 2003 revaluations totalling approximately $235 million were recorded mainly in the retail portfolio ($216 million over 15 properties including homemaker). In the six months to 30 June 2004, increases in the value of the retail portfolio have been largely offset by decreases in the office portfolio resulting in a net increase in the total portfolio of $11.1 million.

The twelve properties in GPT's portfolio held under joint venture or co-ownership arrangements contain pre-emptive rights and change of control provisions. GPT has indicated in its Target's Statement that none of these pre-emptive rights or change of control provisions would be triggered by a change in control of GPT or by Stockland replacing GPT Management as responsible entity of GPT except for Twin Waters and Rouse Hill.

Lend Lease has pre-emptive rights in relation to the urban community joint ventures of Twin Waters and Rouse Hill and has stated that it intends to exercise its pre-emptive rights if Stockland was to acquire GPT. In this case, Lend Lease would be required to pay GPT the current market value of the asset as determined under the relevant agreements which include dispute resolution mechanisms.

GPT unitholders should refer to Section H.2 of the Target's Statement for further detail on the pre-emptive rights and change of control provisions.

3.3 Earnings and Distributions

The historical financial performance of GPT for the four years ended 31 December 2003, the six months ended 30 June 2004 and the forecast for the year ending 30 June 2005 are summarised below:

GPT – Financial Performance ($ millions)	Year ended 31 December				6 mths to 30 June	Year ending 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual	2005[2] forecast
Net rental income	481.6	515.2	568.5	605.9	319.4	
Property outgoings	(116.1)	(118.6)	(128.9)	(138.2)	(71.6)	
Net property income	**365.5**	**396.6**	**439.6**	**467.7**	**247.8**	
Share of associates net profit after tax	22.8	41.0	59.0	63.7	44.5	
Other income[3]	2.4	1.9	(5.6)	1.3	-	
Net income	**390.7**	**439.5**	**493.0**	**532.7**	**292.3**	**639**
Responsible entity fees	(28.2)	(29.3)	(33.9)	(25.6)	(19.7)	(34)
Other expenses	(13.4)	(13.8)	(15.8)	(16.2)	(9.0)	(6)
Net borrowing costs	(32.1)	(32.0)	(57.2)	(70.7)	(47.1)	(145)
Total expenses	**(73.7)**	**(75.1)**	**(106.9)**	**(112.5)**	**(75.8)**	**(185)**
Net profit attributable to unitholders	**317.0**	**364.4**	**386.1**	**420.2**	**216.5**	**454**
Transfer (to) capital profits reserves	-	(1.9)	5.6	-	2.6	-
Movement in undistributed income	0.5	0.3	0.5	0.7	7.6	-
Distributable income	**317.5**	**362.8**	**392.2**	**420.9**	**226.7**	**454**
Statistics						
Earnings per unit (cents)[4]	*19.3*	*19.7*	*20.4*	*21.6*	*10.9*	*22.5*
Distribution per unit (cents)	*19.3*	*19.7*	*20.4*	*21.2*	*10.9*	*22.5*
Distribution payout ratio	*100%*	*100%*	*100%*	*98%*	*100%*	*100%*
Growth in distributions per unit	*1.0%*	*2.1%*	*3.6%*	*3.9%*	*nc*[5]	*nc*
Tax free amount of distribution (cents)[6]	*1.82*	*0.45*	-	-	-	-
Tax deferred amount of distribution (cents)[7]	*4.81*	*6.22*	*9.33*	*9.65*	*4.89*	*na*[8]
Tax advantaged component of distribution	*34.4%*	*33.9%*	*45.7%*	*45.5%*	*44.9%*	*na*
Distribution yield[9]	*7.0%*	*7.0%*	*6.9%*	*7.1%*	*nc*	*na*

Source: GPT Management, Explanatory Memorandum

Net property income has grown consistently over the last four and a half years, with compound average growth of 8.6% per annum for the four years ended 31 December 2003. This growth has been driven by various factors including acquisitions, redevelopment of retail assets to improve returns and strong operating performances from the retail shopping centres over the last two years.

Acquisitions are expected to continue to underpin net income growth in 2004. During 2003, GPT acquired an additional bulky goods retail asset in Epping, an interest in a prime Sydney office building and a large industrial site in Victoria. Future growth is expected to be driven by management initiatives including the retail development pipeline, the development of a third tower at the Darling Park Complex, continued management of vacancies within the office portfolio and the maturing of the residential masterplanned urban communities assets.

[2] Disclosure is on the same basis as the Explanatory Memorandum for the Lend Lease Proposal. Commentary on the assumptions underlying the GPT Forecast for the year ending 30 June 2005 were set out in Section 4.3 of that Explanatory Memorandum. The GPT Forecast excludes estimated transaction costs relating to the Lend Lease Proposal and to the Stockland Offer. However, distributions are not expected to be affected as GPT expects to transfer an equivalent amount from capital.

[3] Includes profit and losses on asset sales.

[4] Excludes earnings from asset sales and transfers from reserves.

[5] nc = not calculated.

[6] The tax free amount of the distribution is not included in a unitholder's assessable income. From 1 July 2001, tax free distributions arising as a consequence of building allowance deductions are treated as tax deferred.

[7] The tax deferred amount of the distribution is not included in a unitholder's assessable income.

[8] na = not available.

[9] Distribution yield is based on period end unit prices.



Net income includes GPT's share of net profit from joint ventures. The increased contribution over the past four years primarily reflects the acquisition of assets under joint venture or co-ownership arrangements.

Growth in responsible entity fees approximates the growth in assets and income for the three years to 31 December 2002. From 1 January 2003, the responsible entity fee was reduced from 0.55% of gross assets to a base fee of 0.40% of gross assets plus a performance fee equal to 5% of GPT's outperformance of the S&P/ASX Property 200 Accumulation Index (subject to a cap every six months of 0.275% of the GPT gross assets). As GPT did not outperform the index in 2003, no performance fee was paid and total responsible entity fees declined. A performance fee of approximately $3.5 million was paid by GPT to GPT Management for the six months to 30 June 2004.

Net borrowing costs have increased broadly in line with the increase in total borrowings. GPT utilises swap agreements to hedge its interest rate risk on borrowings. As at 30 June 2004 75.6% of the trust's borrowings were hedged.

Under current tax legislation, GPT is not liable for Australian income tax (including capital gains tax) provided that it distributes all of its distributable income to unitholders. Growth in distribution per unit has increased in recent years as a consequence of the strategy of investment in higher risk property sectors (such as hotels) and increased gearing. Distributions are paid quarterly.

3.4 Financial Position

The financial position of GPT as at 30 June 2004 is summarised below:

GPT – Financial Position ($ millions)

	As at 30 June 2004 actual
Cash	52.5
Receivables	60.5
Investment in properties	7,855.9
Investments in master planned urban communities (equity accounted)	9.2
Other assets	2.7
Total assets	**7,980.8**
Payables	(149.3)
Borrowings	(2,197.0)
Distribution payable	(110.9)
Total liabilities	**(2,457.2)**
Net assets	**5,523.6**
Statistics	
Net borrowings	*2,144.5*
NTA[19]	*5,523.6*
NTA per unit (cents)	*273.9*
Gearing (total borrowings/total tangible assets)	*27.5%*
Gearing (net debt/net debt plus net tangible assets)	*28.0%*

Source: GPT Management

As at 30 June 2004, GPT's investment property assets (including investments in masterplanned urban communities) totalled $7.9 billion, including assets under re-development. On 7 July 2004, GPT acquired the Nature-Based Resorts for $225 million increasing investment property assets to $8.1 billion.

GPT has increased gearing (total borrowings/total tangible assets) in recent years to its current level of 29.5% (including the acquisition of the Nature-Based Resorts) or 30.0% (if measured by net debt/net debt plus net tangible assets). This is in line with GPT's target gearing range of 20-

19 NTA is net tangible assets.

30% of total assets, but below the sector average of 35%. All borrowings are Australian dollar denominated. GPT diversifies the maturity profile of its debt portfolio, with a target of an average of over four years to expiry and not less than 75% of the interest rates hedged two years forward. As at 30 June 2004, there were unrealised losses on interest rate swaps totalling $0.7 million.

NTA grew by 5% ($0.12 per unit) during the year ended 31 December 2003 largely due to the increased value of the retail portfolio (15%). Growth in NTA in the six months to 30 June 2004 was modest ($0.01 per unit) as a consequence of a downward revaluation of certain office assets.

3.5 Capital Structure and Ownership

As at 10 December 2004, GPT had 2,016,716,610 ordinary units on issue.

The substantial unitholders in GPT at 10 December 2004 were:

GPT – Substantial Unitholders as at 10 December 2004		
Unitholder	Number of Units	Percentage Interest
Commonwealth Bank of Australia	139,833,437	6.93%
Lend Lease[11]	136,141,495	6.75%
Westfield Group	131,755,640	6.53%
National Australia Bank	121,262,559	6.01%
Barclays Group	104,662,625	5.19%

Source: GPT Management, IRESS

3.6 Unit Price History

The following graph illustrates the movement in the GPT unit price and trading volumes since January 2000:


GPT - Unit Price and Trading Volumes
(January 2000 - December 2004)
Stockland Offer announced
Initial Lend Lease Proposal announced
Merger proposal for Westfield Group announced
Unit Price ($)
Weekly Volume (000s)
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
2.20
120,000
100,000
80,000
60,000
40,000
20,000
0
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Volume
GPT unit price
NTA/unit (reported)

Source: IRESS, GPT Management

[11] Lend Lease's relevant interest in GPT is comprised of a direct unitholding of 17.3 million units (0.9%), a relevant interest in 97.6 million units (4.8%) managed on behalf of clients of the Lend Lease Real Estate Securities business (now managed by Resolution Capital Limited, a company in which Lend Lease has a 50% interest) and a relevant interest in 21.2 million units (1.1%) held by the GPT Split Trust. The GPT Split Trust has income and growth units listed on the ASX and operates a facility that allows unitholders to effectively exchange their units in the GPT Split Trust for an equivalent number of GPT units held by the Split Trust.



Units in GPT had traded in the range of $2.28 to $3.16 in the four and a half years prior to announcement of the initial Lend Lease Proposal on 24 May 2004 (and in the range of $2.71 to $3.16 in the twelve months prior to 24 May 2004). While the unit price exhibits some volatility, it has trended upwards over the period. The unit price high in the quarter ended 30 June 2003 ($3.16) may relate to increased corporate activity in the listed property trust sector and market anticipation of GPT's participation. The unit price increased dramatically (approximately 12%) upon the initial announcement of the Lend Lease Proposal on 24 May 2004.

A summary of the price history of GPT units since the announcement of the initial Lend Lease Proposal is set out below:

GPT - Recent Unit Price History

Period	Initial Lend Lease Proposal (24 May 2004)	Final Lend Lease Proposal (8 August 2004)	Stockland Offer (8 Nov 2004)	Current (10 Dec 2004)
Closing price day before	$3.05	$3.49	$3.73	$3.70
Week prior [12]	$3.05	$3.50	$3.69	$3.70
Month prior[12]	$3.02	$3.51	$3.72	$3.66
Low-High range[13]	$2.93-3.11	$3.45-3.55	$3.66–3.80	$3.59-3.76[14]

Source: IRESS

GPT's units have traded at a premium to NTA since mid 2000. In the 18 months prior to the announcement of the initial Lend Lease Proposal, the premium ranged between 5.8% and 18.8% with an average of 11.5%. The premia to NTA should be considered in the context that trust assets are independently valued on a three year rolling basis resulting in a lag between reported NTA (once every six months) and market perception of underlying value as well as the considerable amount of market speculation regarding consolidation of the listed property trust sector.

[12] Volume weighted average prices shown.

[13] Range for the period.

[14] Since announcement of Stockland Offer on 8 November 2004 to 10 December 2004.



4 Profile of Stockland

4.1 Background

Stockland was established as a stapled group in February 1988 with assets of approximately $490 million. Stapled securities in Stockland comprise a unit in Stockland Trust plus a share in Stockland Corporation. Stockland has an internalised management structure with STML (a wholly owned subsidiary of Stockland Corporation) the responsible entity for Stockland Trust.

Today, Stockland is the second largest listed property group in Australia by market capitalisation and one of the 30 largest entities listed on the ASX. It had a market capitalisation prior to announcement of the Stockland Offer of approximately $7.9 billion. It is a diversified property group involved in investment in and the management and development of shopping centre, commercial, residential, industrial and hotel properties across Australia. Stockland also owns shopping centres in New Zealand. The current book value of Stockland's property portfolio is approximately $5.4 billion.

Stockland's earnings by business division and by income type for the year ending 30 June 2005[15] is forecast as follows:

Stockland – Source of Forecast Earnings for the year ending 30 June 2005


Business Division
Development 30%
Shopping Centres 34%
Hotels 1%
Industrial 9%
Commercial Office 26%
Income Type
Property Investment 77%
Corporate operations 23%

Source: Bidder's Statement
Note: Corporate operations comprise development, hotel management and funds management.

4.2 Property Investment

Stockland's property portfolio comprises 95 properties including 40 shopping centres, 32 commercial office properties and 23 industrial and office park properties. The current book value of the property portfolio is approximately $5.4 billion. With the exception of three co-owned shopping centres in New Zealand, all properties are located within Australia. The portfolio includes 84 wholly owned properties and 11 held in co-ownership arrangements. Shopping centre assets represent the largest component of Stockland's portfolio:

[15] Split by business division is based on EBIT. Split by income type is based on net income (Stockland Trust) and net profit after tax (Stockland Corporation).




Stockland - Portfolio Diversification as at 30 June 2004 (by value)
Industrial
14%
Shopping Centres
51%
Commercial Office
35%

Source: Stockland 2004 Annual Report

Stockland's property portfolio has grown significantly in recent years, primarily as a result of the acquisition of several listed property trusts.

Stockland has its properties independently valued at regular intervals as appropriate to the nature of each of the properties. Shopping centres and commercial office properties have tended to be valued more frequently given the greater volatility in capitalisation rates associated with these asset classes.

4.3 Development

Stockland develops masterplanned residential estates, integrated housing projects and large scale mixed use apartment projects. Following its recently announced acquisition of the Lensworth development business, Stockland's development pipeline comprises a residential estates land bank of over 64,000 lots and 2,100 apartment units. The development pipeline is weighted towards sites within the high population growth corridors in Queensland and New South Wales:

Stockland – Residential Development Pipeline (including Lensworth)

Region	Projects	Residential Estates (Lots)	Apartments (units)
Queensland	36	35,100	400
New South Wales	24	10,500	1,000
Victoria	14	12,900	600
Western Australia	10	5,500	-
South Australia	1	250	-
Australian Capital Territory	1	-	100
Total	**86**	**64,250**	**2,100**

Source: Stockland Development Division presentation (10 December 2004)

Planning, developing and marketing masterplanned residential estates is the largest component of Stockland's residential development business. Residential estates account for approximately 85% of the total development pipeline (by estimated end value) with 76 projects across Australia. Stockland acquires large land estates which it rezones and develops to create residential communities typically comprising a mix of low density housing and medium density dwellings, as well as retail shops and community facilities. Stockland's revenue is generated through the sale of vacant land of varying lot sizes to individuals and home builders.

Stockland's preferred approach is to own its development land bank in order to capture maximum valuation uplift when lots are rezoned and sold. Stockland currently owns 90% of the land associated with its development pipeline and has options or development agreements with third parties over the balance. The book value of Stockland's development land and properties (excluding the recently announced Lensworth acquisition) is currently in excess of $1.2 billion and is recorded at cost until developments are sold, although interest is capitalised into the carrying value of the land.



On 9 December 2004 Stockland announced the acquisition of Foster's Group Limited's masterplanned urban community development business, Lensworth for $846 million (including working capital). The Lensworth property portfolio consists of seven active projects and a further ten projects scheduled for commencement, and is heavily weighted towards the South East Queensland region.

Stockland is also a developer of integrated housing projects and apartments. These projects account for the remaining 15% of Stockland's development pipeline, with the apartments business comprising the vast majority of these projects. The apartments business concentrates on delivering high quality products in premium locations in Sydney, Melbourne and Brisbane to the owner occupier market and has a pipeline of 2,100 units across 11 projects. The integrated housing business delivers medium density and urban infill housing developments.

Stockland's competitors in the large scale residential development market include Lend Lease and Mirvac and, on smaller scale projects, Australand, AV Jennings and Peet & Co. The residential development market in Australia is highly fragmented reflecting the historically low barriers to entry. Stockland estimates its market share (including Lensworth) at less than 5% overall. However, limited supply of new sites and increasing planning obligations imposed by government are expected to increase barriers to entry and promote industry consolidation.

Stockland's development business has experienced strong growth over the last three years as a number of community and apartment projects have reached marketing phase. The residential estates development business has achieved semi-annual lot sales in the range of 1,450 to 1,600 between 1 July 2001 and 31 December 2003. However, lot sales for the half year ended 30 June 2004 fell by 408 lots to 1,201 which may reflect a softening in the Australian housing market. Notwithstanding this, Stockland expects to increase residential development earnings for the financial year ended 30 June 2005. Its growth expectations are underpinned by the planned launch of further residential projects to market during 2005 and the level of pre-sales already achieved (65% of 2005 budgeted sales had been secured at 30 November 2004). The Lensworth portfolio is expected to be only marginally accretive to earnings for the year ending 30 June 2005 but is forecast to add over $20 million to Stockland's net profit after tax in 2006.

In the longer term, Stockland intends to maintain its focus on the masterplanned residential estates sector and replenish its land bank via organic and corporate acquisitions. Stockland also intends to continue growing its apartments business by focussing its built form offering on the premium owner occupier market.

4.4 Hotel Management

Stockland operates and manages nine apartment style hotels across Australia's mainland capital cities under the "Saville Hotel Group" brand. The hotel portfolio includes in excess of 1,430 apartments which range from 3-star to deluxe. The Saville brand is well established and Stockland has over 20 years of management experience in the Australian hotel sector.

The hotel management business is a small but consistent contributor to Stockland's earnings. Stockland intends to continue to expand the Saville brand in Australia by pursuing development and acquisition opportunities.

4.5 Funds Management

Stockland has recently commenced funds management of third party unlisted property funds. The objective of this business is to provide quality unlisted investment products to wholesale and retail investors. Stockland closed its first retail unlisted property fund in September 2004 for a commercial waterfront property in Brisbane.

4.6 Historical and Forecast Financial Performance

The historical financial performance of Stockland for the five years ended 30 June 2004 and Stockland's forecast financial performance for the year ending 30 June 2005 are summarised below:

Stockland – Financial Performance ($ millions)

	Year ended 30 June					Year ending 30 June
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual	2005 forecast[16]
Revenue[17]	269.5	414.5	548.8	602.4	996.0	
EBITDA[18]	**134.0**	**247.3**	**291.6**	**329.2**	**571.1**	
Depreciation and amortisation	(2.4)	(2.6)	(3.7)	(3.7)	(6.4)	
Amortisation of goodwill	-	-	(0.8)	(1.3)	(1.1)	
EBIT[19]	**131.6**	**244.6**	**287.1**	**324.1**	**563.6**	
Net interest expense	(4.4)	(31.3)	(19.5)	(14.2)	(58.5)	
Profit before tax	**127.1**	**213.3**	**267.7**	**310.0**	**505.1**	**584.9**
Write(off)/back of goodwill on acquisition	-	-	-	(220.4)	220.4	-
Amortisation of goodwill from acquisition	-	-	-	-	(106.9)	(107.0)
Income tax expense	(12.0)	(15.1)	(17.8)	(25.2)	(43.8)	(53.1)
Net profit attributable to Stockland stapled securityholders	**115.1**	**198.2**	**249.9**	**64.4**	**574.7**	**424.9**
Retained profits	47.4	51.4	57.1	64.9	74.5	83.7
Distributable income	**162.5**	**249.6**	**307.0**	**129.3**	**649.2**	**508.6**
Distributions	(91.6)	(168.0)	(207.9)	(224.3)	(355.6)	(395.5)
Dividends	(20.1)	(24.5)	(33.4)	(48.5)	(90.7)	(109.1)
Transfers (to)/from capital reserves	0.6	-	(0.8)	218.1	(119.2)	91.9
Retained profits at year end	**51.4**	**57.1**	**64.9**	**74.5**	**83.7**	**95.9**
Statistics						
Earnings per stapled security (cents)[20]	*26.9*	*29.2*	*30.8*	*33.5*	*37.8*	*39.7*
Distribution/Dividend per stapled security						
- Distribution component (cents)	*21.4*	*24.7*	*25.6*	*26.4*	*29.5*	*30.4*
- Dividend component (cents)	*4.7*	*3.6*	*4.1*	*5.7*	*7.5*	*8.4*
Total (cents)	*26.1*	*28.3*	*29.7*	*32.1*	*37.0*	*38.4*
Tax advantaged component of distribution	*18.9%*	*27.9%*	*25.9%*	*16.9%*	*17.6%*	*17.5-20.0%*
Franking attached to dividend component	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*	*100.0%*
Total distribution yield[21]	*7.4%*	*7.0%*	*6.8%*	*6.4%*	*7.1%*	*na*

Source: Stockland Annual Reports, Bidder's Statement

Profit before tax increased significantly in the year ended 30 June 2004 reflecting the $1.1 billion acquisition of the AMP Diversified Property Trust and the launch to market of several new urban community and apartment developments.

The writeback of goodwill in 2003 and 2004 relates to a change in accounting treatment for goodwill on acquisition of AMP Diversified Property Trust. Goodwill on acquisition of $220.4 million is being amortised over three years to 30 June 2006 rather than written off immediately.

Stockland's policy has been to distribute to securityholders 100% of Stockland Trust's net income and 90% of Stockland Corporation's net profit after tax. Distributions are paid six monthly.

16 Sourced from the Bidder's Statement.

17 Revenue is calculated as reported revenue from ordinary activities less cost of property developments sold and interest received.

18 EBITDA is earnings before net interest, tax, depreciation and amortisation and includes share of associates and joint venture net profits.

19 EBIT is earnings before net interest and tax.

20 Before adjustments in relation to acquisition of AMP Diversified Property Trust.

21 Total distribution yield is based on period end stapled security prices.

4.7 Financial Position

The financial position of Stockland as at 30 June 2004 is summarised below:

Stockland – Financial Position ($ millions)	
	As at 30 June 2004 actual
Cash	206.7
Receivables and prepayments	129.8
Prepaid land deposits	37.6
Development land and property	1,095.8
Investment properties	4,750.0
Investments in associates and joint ventures (equity accounted)	627.5
Goodwill (net)	222.7
Hotel, trust and property management rights (net)	47.0
Other assets	95.9
Total assets	**7,213.0**
Payables	(183.8)
Borrowings	(1,673.7)
Distributions and dividends payable	(236.4)
Other liabilities	(86.0)
Total liabilities	**(2,179.9)**
Net assets	**5,033.1**
Statistics	
Net borrowings	*1,467.1*
NTA	*4,763.4*
NTA per stapled security (cents)	*376.4*
Gearing (total debt/total assets)	*23.2%*
Gearing (net debt/net debt plus net tangible assets)	*23.5%*

Source: Stockland Annual Report

Approximately $1.0 billion of the total development assets of $1.1 billion relate to residential land and property under development and held for resale, with $82 million relating to retail development projects. All development assets are recorded at cost (but including capitalised interest), with any profit on sale of properties accounted for in the period in which they are sold.

As at 30 June 2004, Stockland's investment property assets (excluding Stockland residential development land and property) totalled approximately $5.4 billion, including co-owned and joint venture property interests. On 9 August 2004, Stockland entered into an asset swap arrangement with Westfield Group through which it acquired The Pines (a Melbourne sub-regional shopping centre) and sold the Imperial Arcade, a Sydney central business district property. As part of the arrangement Stockland paid Westfield Group $26 million as a consequence of asset value differentials. Also on 9 August 2004, Stockland announced it had entered into a sale agreement for three non-core commercial office buildings for $80.9 million.

Goodwill relates to the acquisition of AMP Diversified Property Trust in June 2003.



4.8 Capital Structure and Ownership

As at 10 December 2004, Stockland had 1,295,427,011 stapled securities on issue.[22]

The top 20 stapled securityholders in Stockland accounted for approximately 70.8% of the stapled securities on issue at 30 July 2004 and are all either institutional investors or institutional nominee companies. At 30 July 2004 there were 41,856 registered securityholders. Stockland currently has four substantial securityholders:

Stockland – Substantial Stapled Securityholders as at 10 December 2004

Securityholder	Number of Stapled Securities	Percentage Interest
Commonwealth Bank of Australia Limited/Colonial Limited	104,271,804	8.0%
Barclays Group	78,574,979	6.1%
Macquarie Bank Limited	71,798,554	5.5%
AMP Limited	70,516,482	5.4%

Source: IRESS

Stockland operates a distribution/dividend reinvestment plan which allows securityholders to reinvest the cash amount of their distributions in stapled securities at a discount of 2.5% to market prices, with no brokerage or transaction costs.

4.9 Stapled Security Price History

A summary of the price and trading history of Stockland stapled securities since 1 January 2000 is set out below:

Stockland – Stapled Security Price History

	Stapled Security Price ($)			Average Weekly Volume	Average Weekly
	High	Low	Close	(000's)	Transactions
Year ended 31 December					
2000	4.12	3.06	3.90	5,502	297
2001	4.64	3.87	4.32	7,821	505
2002	4.97	4.05	4.82	8,890	563
2003	5.50	4.57	5.22	14,899	939
Quarter ended					
31 March 2004	5.74	5.12	5.65	11,483	973
30 June 2004	5.73	5.04	5.18	19,500	1,258
Month ended					
31 July 2004	5.54	5.18	5.52	25,633	1,342
31 August 2004	5.68	5.38	5.61	17,835	1,247
30 September 2004	5.93	5.57	5.69	24,696	1,325
31 October 2004	5.97	5.63	5.89	15,717	1,290
Week ended					
5 November 2004	6.10	5.85	6.09	15,406	1,825
12 November 2004	6.02	5.91	5.94	15,282	1,519
19 November 2004	5.97	5.80	5.82	30,824	1,395
26 November 2004	5.94	5.71	5.91	17,326	1,545
3 December 2004	5.97	5.85	5.92	12,739	1,624
10 December 2004	6.04	5.92	6.00	16,319	1,499

Source: IRESS

[22] This includes 28,760,895 stapled securities issued on 31 August 2004 and 1,034,000 unquoted stapled securities issued under various executive security plans. The 28,760,895 stapled securities have a pro-rata entitlement to distributions in respect of the half year ending 31 December 2004 and will be listed as a separate security until the stapled securities trade ex-distribution.

The following graph illustrates the movement in Stockland's stapled security price and trading volumes since January 2000:


Stockland - Stapled Security Price and Volume
(January 2000 to December 2004)
Stapled Security Price ($)
Weekly Volume (000s)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan-00 Jun-00 Dec-00 Jun-01 Dec-01 May-02 Nov-02 May-03 Nov-03 Apr-04 Oct-04
Volume
Stockland security price
NTA/security (reported)

Source: IRESS

Stockland stapled securities have traded in the range of $3.06 to $6.10 over the past four years, rising steadily over the period. The upward trend over the period primarily reflects the growth in earnings and distributions per unit.

Stockland stapled securities have historically traded at a significant premium to NTA with the premium increasing over the last four years. The premium to NTA averaged approximately 40.8% for the year ended 30 June 2004 compared to 31.1% for the year ended 30 June 2001. Factors which are likely to have influenced the premium to NTA include the value of the development business (in excess of its capital employed) as well as expectations of continued growth in earnings and distributions, the level of unrecognised profits inherent in Stockland's growing residential development portfolio and the lag between property valuations and market perception of underlying value.

The closing price on 5 November 2004, the day prior to the announcement of the Stockland Offer was $6.09, having risen from $5.89 at the start of the week. Since the announcement, the stapled securities have traded in the range of $5.71-6.04, with a volume weighted average price of $5.90 (calculated up to 10 December 2004).

Trading in Stockland stapled securities is reasonably liquid. Average weekly volumes over the year preceding the announcement of the Stockland Offer represent approximately 1.4% of total securities on issue. This represents annual turnover of around 71% of total issued capital.



Stockland currently comprises 9.94% of the S&P/ASX Real Estate Index and 1.23% of the S&P/ASX 200 Industrials Index. Stockland has outperformed the S&P/ASX 200 Real Estate Index and the S&P/ASX 200 Industrials Index since September 2002.


Stockland vs S&P/ASX 200 Real Estate Index
vs S&P/ASX 200 Industrials Index
(31 March 2000 - 10 December 2004)
Index (base = 100)
180
170
160
150
140
130
120
110
100
90
80
Mar-00 Aug-00 Jan-01 Jun-01 Nov-01 Apr-02 Sep-02 Feb-03 Jul-03 Dec-03 May-04 Oct-04
Stockland
S&P/ASX 200 Real Estate Index
S&P/ASX 200 Industrials Index

Source: IRESS



5 Profile of Stockland After Acquisition of GPT

5.1 Overview

Stockland's acquisition of GPT would have a material impact on its assets, liabilities and earnings. The extent of the impact depends on whether Stockland acquires 100% or 50.1% of GPT (its minimum acceptance condition) or somewhere in between. It is also possible that Stockland gains acceptances for less than 50.1% and waives the minimum acceptance condition. Under these circumstances Stockland would hold its interest in GPT as an investment.

Stockland's intentions in relation to GPT are set out in Section 5 of the Bidder's Statement.

If Stockland acquires control of GPT, regardless of whether it has 100% of GPT, it intends to seek to remove GPT Management as responsible entity of GPT and appoint a Stockland group entity as responsible entity. Stockland also intends to seek to appoint Stockland group entities to manage GPT's majority owned assets and undertake property management and development activities for GPT.

5.2 Operations

Following the acquisition of GPT, Stockland would continue to be the second largest listed Australian property group by market capitalisation albeit with a market capitalisation of approximately $15.4 billion, substantially larger than the third largest property group, Centro Properties Group.[23] Its operations would comprise:

- **Shopping Centres** – the ownership of 69 regional and sub-regional centres spread across mainland Australia with a book value of approximately $6.6 billion;
- **Office** – the ownership of 45 office properties that will be strongly weighted towards the Sydney market (64% of asset value) and have a book value of approximately $4.9 billion;
- **Industrial** – the ownership of 33 industrial and office park properties with a book value of approximately $1.1 billion;
- **Hotels** – it would be a major domestic hotel owner and manager through Stockland's Saville chain and GPT's portfolio of resort hotels; and
- **Residential Development** – the development of masterplanned residential estates, integrated housing projects and large scale mixed use apartment projects.

More than 80% of Stockland's pro forma EBIT for the year ending 30 June 2005 is forecast to be attributable to passive property investment with the balance primarily generated by residential development activities and hotel management. Stockland's operations would continue domestically focused with almost all of its income being generated in Australia.

5.3 Pro Forma Capital Structure and Ownership

The capital structure of Stockland will depend on the level of acceptances to the Stockland Offer. The following table shows the impact of the acquisition on the capital structure and ownership of Stockland for two outcomes – a 100% acquisition and a 50.1% acquisition. Under a 100% acquisition outcome, existing Stockland securityholders would own 51.5% and GPT unitholders would own 48.5% of the stapled securities on issue post-takeover.

[23] If the proposed merger between Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust is approved by securityholder in January 2005. The Macquarie Goodman Group will become the third largest property group.



Pro Forma Capital Structure		
	100% Acquisition	50.1% Acquisition
Stapled Securities on issue (million)		
Securities on issue pre-takeover	1,300.4	1,300.4
Securities issued pursuant to takeover	1,226.2	614.3
Pro forma stapled securities on issue	**2,526.6**	**1,914.7**
Ownership (%)		
Stockland stapled securityholders	51.5%	67.9%
Former GPT unitholders	48.5%	32.1%

It is possible that Stockland will secure more than 50.1% but less than 90% of GPT units on issue and not be able to move to compulsory acquisition. In these circumstances, GPT unitholders will collectively own between 32% and 46% of Stockland following the acquisition (depending on the extent of acceptances of the Stockland Offer) and unitholders who do not accept the offer will continue to hold units in GPT. Once Stockland replaces GPT Management as manager (as it intends to do), GPT would be effectively controlled by Stockland.

5.4 Financial Impact of the Acquisition

The table below summarises the Stockland Pro Forma Merged Forecasts have been presented on two bases:

- assuming the acquisition occurred on 1 July 2004 and Stockland acquired 100% of the GPT units; and
- assuming the acquisition occurred on 1 July 2004 and Stockland acquired 50.1% of the GPT units.

Stockland – Pro Forma Merged Forecasts ($ millions)		
	Year ending 30 June 2005	
	Merged group (100%)	Merged group (50.1%)
Trust net income	878.5	850.7
Corporation profit before tax	193.8	214.6
Profit before tax and significant items	**1,072.3**	**1,065.3**
Income tax expense	(58.9)	(65.1)
Outside equity interests	-	(222.3)
Profit before significant items	**1,013.4**	**777.9**
Amortisation of goodwill on acquisition	(206.6)	(157.5)
Other significant items	15.1	15.1
Net profit attributable to Stockland stapled securityholders	**821.9**	**635.5**
Distributions provided for or paid	**1,000.5**	**762.1**
Statistics		
Weighted average number of securities on issue (millions)	*2,526.6*	*1,914.7*
Earnings per security (before significant items) (cents)	*40.1*	*40.6*
Distribution per security (cents)	*39.6*	*39.8*

Source: Bidder's Statement

The forecasts for Stockland post the acquisition are based on forecasts for the financial performance of both GPT and Stockland on a stand alone basis. The GPT Forecast is sourced from the Explanatory Memorandum issued in relation to the Lend Lease Proposal. The Stockland Forecast is based on three months actual performance and nine months forecast. The assumptions adopted in preparing the Stockland Forecast are set out in Section 6.8 of the Bidder's Statement.



Detailed assumptions underlying the Stockland Pro Forma Merged Forecasts are set out in Sections 6.4, 6.8 and 6.9 of the Bidder's Statement. Major assumptions include:

- Australian Generally Accepted Accounting Principles ("Australian GAAP") apply throughout the period;
- after tax cost savings of $40 million in 2005 assuming Stockland acquires 100%. In the event that more than 50.1% and less than 90% is acquired by Stockland, Stockland would assume the role of responsible entity of GPT and property manager of GPT wholly-owned properties. This will result in additional revenue to Stockland at no additional cost to GPT;
- in the event any pre-emptive right that exists under a co-ownership agreement to which GPT is a party is exercised, the proceeds are reinvested in additional properties at a similar yield resulting in no material impact on forecast earnings;
- dividend and distribution payouts are 90% for corporate earnings and 100% for trust earnings and paid six monthly;
- a decrease in net interest expense upon restructuring GPT's existing fixed rate debt and swap facilities and aligning GPT's distribution timing; and
- goodwill of $2 billion arising from the acquisition is amortised over a 20 year period.

The Stockland Pro Forma Financial Position as at 30 June 2004 is summarised below:

Stockland – Pro Forma Financial Position ($ millions)		
	As at 30 June 2004	
	Merged group (100%)	Merged group (50.1%)
Cash	183.9	183.9
Investment properties	12,806.4	12,806.4
Receivables	219.9	219.9
Inventories	1,095.8	1,095.8
Intangibles	2,263.2	1,279.9
Other investments	636.7	636.7
Other assets	220.2	220.2
Total assets	**17,426.1**	**16,442.8**
Borrowings	(4,142.7)	(4,142.7)
Distribution/Dividend payable	(211.7)	(211.7)
Creditors	(333.1)	(333.1)
Other liabilities	(86.0)	(86.0)
Total liabilities	**4,773.5**	**4,773.5**
Net assets	**12,652.6**	**11,669.3**
Outside equity interests	-	(2,742.9)
Equity attributable to Stockland stapled securityholders	**12,652.6**	**8,926.4**
Statistics		
Stapled securities on issue (millions)	*2,519.6*	*1,908.7*
NTA	*10,389.4*	*7,646.5*
NTA per stapled security	*$4.12*	*$4.01*
Gearing (total borrowings/total tangible assets)	*27.3%*	*27.3%*

Source: Bidder's Statement

The Stockland Pro Forma Financial Position and the underlying assumptions are set out in detail in Section 6.11 of the Bidder's Statement. It is based on the audited financial position of GPT and Stockland as at 30 June 2004 and the financial effect of the Stockland Offer. Specifically, it assumes:



- the acquisition occurred on 1 July 2004;
- Australian GAAP apply;
- goodwill of approximately $2 billion arises from an acquisition of 100% of GPT units by Stockland and $1 billion from an acquisition of 50.1%;
- transaction costs of $47 million associated with the Stockland Offer (including GPT costs) are incurred and funded through borrowings; and
- the impact of a number of material transactions post 30 June 2004 are incorporated in the financial positions for both Stockland and GPT.

Stockland's gearing (defined as total borrowings to total tangible assets) following the acquisition will be 27.3%. This will increase to approximately 31.2% after allowing for the acquisition of the Lensworth development business.



6 Evaluation of the Offer

6.1 Summary

The issues facing GPT unitholders are not as simple as whether or not the Stockland Offer is "fair" or "reasonable". Rather, GPT unitholders need to determine what course of action to take in an environment where various parties are potentially interested in GPT. The struggle for ownership and control of GPT has been underway for over six months but continues to evolve. With the defeat of the Lend Lease Proposal, the Stockland Offer is the only offer formally on the table. However, the potential for alternative proposals to emerge remains. Lend Lease will inevitably continue to have a vital interest in GPT's future. The Westfield Group has disclosed a significant holding of GPT units (6.5%) but has not indicated its position regarding GPT.

It is difficult to recommend the Stockland Offer as fair when it is demonstrably inferior in value terms to the Lend Lease Proposal which was rejected by GPT unitholders (albeit by a minority of unitholders). There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of the offer exceeds the prices at which GPT units are likely to trade in the absence of takeover speculation. On the other hand, there are no obvious reasons to accept an offer that is not fair. GPT has an open register and is clearly a strategically attractive asset. Certainly, it would be unwise to assume at this stage that no better alternative will come forward. Neither of the criteria of "fairness" and "reasonableness" give clear guidance as to whether or not to accept the Stockland Offer in the current circumstances.

In Grant Samuel's view, Stockland securities are likely to trade at a yield of 6.7-6.9% post the acquisition of GPT implying a price in the range $5.75-5.90 per stapled security. On this basis, the value of the Stockland Offer is $3.50-3.59 per GPT unit. Based on the weighted average market price of Stockland securities since the announcement of its offer of $5.90, the "see through" value of the Stockland Offer is $3.53 per GPT unit after adjusting for differences in distribution entitlements. It is true that these values:

- exceed the prices of $3.20-3.25 at which Grant Samuel estimates that GPT units would probably trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger); and

- are well in excess of GPT net asset value of $2.74 per unit (as shown in the latest audited GPT accounts) and will probably still represent a meaningful premium after GPT's proposed revaluation of certain assets as at 30 September 2004.

However:

- the value of the Stockland Offer is only just above the range of prices ($3.45-3.55) at which GPT units were trading prior to 6 August 2004 when the final terms of the Lend Lease Proposal were announced and is below the current unit price of around $3.70;

- the value of the Stockland Offer is well below the value of $3.72 attributed to the Lend Lease Proposal. Based on today's Lend Lease share price, the Lend Lease Proposal would have an even higher value. While this proposal is no longer "on the table", it demonstrates the value that is potentially achievable;

- there are legitimate questions about the sustainability of the Stockland security price, particularly with dilution in growth from the acquisition of GPT (notwithstanding Stockland's recent acquisition of the Lensworth land development business) and the slowdown in the residential market;

- the Stockland Offer is conditional on 50.1% acceptances. If the Stockland Offer becomes unconditional but Stockland does not acquire 100% of GPT, there could be an adverse impact on the price of both Stockland securities and GPT units;



- there may be adverse capital gains tax ("CGT") consequences for post-CGT unitholders in GPT if Stockland does not reach the 80% threshold level required to obtain scrip-for-scrip rollover relief; and
- acceptance of the Stockland Offer would "shut out" any alternatives that could produce a superior outcome.

Grant Samuel's conclusion is that there are no compelling reasons to accept the Stockland Offer in its present form at the present time. By not accepting the Stockland Offer, GPT unitholders will leave GPT in play and possibly encourage Stockland to lift its offer. There is no imperative to act quickly. Unitholders should wait to see what other proposals emerge.

Unitholders that wish to realise their investment should consider selling on market, at least while the unit price remains above the value implied by the Stockland Offer.

6.2 Value of the Stockland Offer

6.2.1 Basis of Assessment

The value to GPT unitholders of the Stockland Offer will be determined by the market rating and market price of Stockland securities following the acquisition of GPT.

Grant Samuel has assessed a likely trading value for Stockland securities post acquisition having regard to:

- market trading data for Stockland, GPT and other industry participants;
- financial forecasts for the expanded Stockland group as set out in Stockland's Bidder's Statement; and
- its professional judgement.

It is important to recognise that the assessment is based only on publicly available information. Stockland has published a detailed Bidder's Statement. Grant Samuel relied on the information set out in that statement. It should also be noted that Stockland has a legal obligation to include in its Bidder's Statement all information that would be material to a GPT unitholder in making a decision in relation to the Stockland Offer.

Grant Samuel requested further information from Stockland in late November 2004 via GPT's advisers. No information was provided but Grant Samuel was given a presentation by Stockland management on 14 December 2004. While, the presentation did not include any non public or confidential information, Stockland offered at the time of that presentation to provide limited confidential information.

However, given the statutory deadline for finalising the report, a meaningful analysis of information that Stockland may have chosen to provide at that time would not have been possible. Accordingly, Grant Samuel has not been able to undertake a detailed investigation or analysis of Stockland (or in particular its development activities).

While this situation is not unusual in the case of unsolicited takeovers, it does mean that Grant Samuel's analysis of the value of the Stockland Offer is limited in nature and is necessarily qualified to this extent.

6.2.2 Market Rating of Stockland following the Acquisition of GPT

The current trading yields of stapled securities and pure listed property trusts are set out in the following table:

Sharemarket Ratings of Selected Listed Property Trusts

Stapled Security/Trust	Market Capitalisation (A$ millions)	Property Investment[24] (%)	Gearing[25] (%)	Premium to reported NTA (%)	Distribution Yield[26] (%) Year end 30 June		Forecast Distribution Growth Per Annum (2005-2007) (%)
					2004 historical	2005 forecast	
Stapled Securities							
Westfield Group	26,677	90.3	43.1	91.7	na	6.6	6.2
Centro Properties Group	3,932	83.1	29.4	42.8	6.0	6.5	3.8
DB RREEF Trust	3,465	98.0	46.4	7.3	7.0	8.0	3.7
Mirvac Group[27]	3,308	42.1	38.4	47.2	7.1	7.5	4.0
Investa Property Group	3,074	84.7	41.2	19.9	7.7	7.8	0.9
Multiplex Group[27]	2,636	40.9	26.9	nm	7.3	7.1	12.3
Australand Property Group	1,587	25.0	39.8	34.5	7.1	8.8	0.3
Onyx Property Group[27, 28]	1,257	100.0	31.9	11.2	7.7	7.7	-0.5
James Fielding Group[27]	448	77.2	28.5	31.7	7.6	7.9	2.6
Valad Property Group	423	84.0	41.6	26.0	7.4	7.4	2.1
Simple average		*72.5*	*36.7*	*39.6*	*7.2*	*7.5*	*3.5*
Weighted average		*81.0*	*40.4*	*63.4*	*7.1*	*7.0*	*5.2*
Listed Property Trusts							
Macquarie Goodman Industrial Trust[27]	3,390	100.0	35.0	45.2	6.7	6.9	2.8
CFS Gandel Retail Trust	3,231	100.0	26.5	21.6	6.0	6.2	3.3
Macquarie Office Trust	2,197	100.0	41.2	18.3	8.0	8.4	2.3
Commonwealth Office Property Fund	1,902	100.0	33.0	15.0	7.3	7.4	3.0
ING Industrial Fund	1,582	100.0	25.4	29.4	6.5	6.7	1.0
Macquarie Countrywide Trust	1,402	100.0	20.6	30.0	6.7	7.0	3.0
ING Office Fund	1,359	100.0	36.5	20.6	7.5	7.5	-3.7
Simple average		*100.0*	*31.2*	*25.7*	*7.0*	*7.2*	*1.7*
Weighted average		*100.0*	*31.6*	*27.1*	*6.9*	*7.1*	*2.1*

Source: Trust announcements, brokers' reports, share price data as at 10 December 2004 (unless stated otherwise)

Recent market prices for Stockland imply a standalone yield between 6.5% and 6.6% based on a forecast distribution of 38.8 cents for the year ending 30 June 2005. This is consistent with analyst expectations of 6.6-6.9% for the forecast trading yield of Stockland for the same period, albeit at the low end:

---

24 Property investment as a percentage of earnings before interest, tax and unallocated expenses. Investa Property Group calculated post tax.

25 Gearing calculated as total borrowings divided by total tangible assets.

26 Distribution yield calculated as distribution per unit divided by security price.

27 Currently involved in a corporate transaction. Security prices immediately prior to announcement of the respective transactions have been used.

28 Formerly Ronin Property Group



Stockland – Forecast 2005 Standalone Distribution Yield		
	Price ($)	Implied Yield
Current (15 Dec 2004)	5.90	6.6%
Closing price prior to bid (5 Nov 2004)	6.09	6.4%
One week prior to bid	6.00	6.5%
Month prior to bid	5.84	6.6%
Three months prior to bid	5.72	6.8%
Brokers[29]	5.60-5.86	6.6%-6.9%

Source: IRESS, Broker's reports.

Stockland has historically been rated more highly than most other listed property trusts and stapled securities.

Stockland's high rating is supported by the strong and consistent profit growth that Stockland has delivered over a long period of time. It has a highly regarded management team. Stockland has achieved compound average distribution growth of 9.1% per annum over the last four years and is expected to achieve growth of 5% for the year ending 30 June 2005. Stockland's acquisition of undervalued sub-regional shopping centres and the performance of its residential development business have been key drivers of its growth coupled with the benefits of increased gearing over the period. The development business in particular has enjoyed buoyant trading conditions over the past 2-3 years with EBITA contribution growing from $69 million to $178 million between 2002 and 2004. Its ability to maintain a long development project pipeline and successfully deliver projects has also contributed to its high rating.

The combined Stockland/GPT group will however be a different business with a different asset base and growth profile. GPT will represent approximately 50% of the expanded Stockland group and therefore its acquisition has a major impact on Stockland. Accordingly, the yield attributed by the market to the expanded group is likely to be different to the stand alone yield. This is difficult to judge with precision.

An important issue is that acquisition of GPT will dilute Stockland's growth prospects. GPT brings a high quality portfolio with solid growth prospects but it has limited non investment activities which can help push up the overall growth outlook. Stockland's forecast growth for the year ending 30 June 2005 of 5% combined with GPT's stand alone growth of 3.0-3.5% would give a weighted average growth rate of around 4%.

Other questions arise as to the sustainability of Stockland's rating. These include:

- the ability of Stockland to lift growth will be questioned. The higher growth (and higher risk) development business represents only 16% of EBIT post the acquisition of GPT. Stockland's strategy is to expand this to between 25% and 30% over the next three years through organic growth. Consistent with this strategy, Stockland announced the acquisition of the Lensworth residential development business on 9 December 2004 for $846 million, which is likely to lift development earnings to around 20% of EBIT in the year ending 30 June 2006 for the combined group (on a pro forma basis). Its ability to maintain historical growth rates will be a challenge in the context of the softening residential market and the apparently high price paid for Lensworth (17.0 times historical EBITA), which may place pressure on future profitability. More importantly these factors will raise questions in the minds of analysts about the value proposition;

[29] Broker's implied yields based on broker's price target for Stockland and forecast 2005 distribution.

- over 95% of Stockland's non investment income comes from residential development in Australia. Evidence continues to emerge of price contraction and a slowdown in activity levels in this sector. Stockland's own results reflect this trend;

- the value of the development business implied by the market price of Stockland appears to represent high multiples of earnings relative to comparable entities (see Section 6.2.4). The multiples are well above those attributed by Grant Samuel in its valuation of Delfin Lend Lease in the report on the Lend Lease Proposal. Prima facie, Grant Samuel would not attribute these kinds of multiples to the Stockland business although it is acknowledged that Grant Samuel has not had access to detailed non public information on the Stockland business. While the analysis is necessarily high level, subject to critical assumptions and based only on publicly available information, it does illustrate the potential for the market to reassess Stockland's rating particularly in a situation where there are clear signs of a slowdown. Prices reflecting high earnings multiples can be subject to sudden changes in market sentiment. It is also arguable that the value attributed to this business has benefited from being associated with a listed property trust and valued on an overall basis rather than being assessed as a separate business;

- the merged Stockland/GPT will have a portfolio of approximately $13.5 billion of investment assets in Australia and a development business with a domestic focus. Given the significant size of Stockland following the acquisition of GPT, its ability to achieve meaningful growth solely from the Australian market may be constrained. There has been a growing trend of property trusts pursuing assets overseas in search of higher returns and diversification benefits. However, overseas expansion brings additional risks (e.g. currency, interest rates, economic risks). Stockland has no meaningful track record in managing overseas assets;

These issues may partly explain the fall in the Stockland security price immediately following the announcement of the Stockland Offer.

Based on Stockland's stand alone yield of 6.5-6.6% and a GPT stand alone yield of 6.9-7.0% after adjusting for the firming of listed property trust sector yields since May 2004, the weighted average forecast 2005 yield for Stockland and GPT is around 6.7-6.8%.

Grant Samuel believes it is realistic to anticipate Stockland securities trading at 2005 yields in the range 6.7-6.9% in the short term post the acquisition of GPT assuming continuation of current market conditions. Stockland yields of 6.7-6.9% are compared to yields for other major stapled property groups below. The comparison with current trading yields is not necessarily completely reliable. Given the level of corporate activity in the listed property trust sector, property trusts and stapled securities may be trading ahead of fundamentals.

File No 34819


Major Australian Stapled Property Securities
Forecast 2005 Distribution Yield[1,2]
CFS Gandel
6.2%
Centro
6.5%
Westfield Group
6.6%
Stockland
(low end of range)
6.7%
Stockland
(high end of range)
6.9%
Mirvac Group
7.1%

Note: (1) As at 10 December 2004.
(2) The trading yield of Stockland prior to the announcement of the Stockland Offer was 6.4% based on forecast stand alone distributions of 38.8 cents for the year ending 30 June 2005 and a security price of $6.09 as at 5 November 2004.

6.2.3 Value of the Consideration

In Grant Samuel's view, the stapled securities in Stockland could be expected to trade at yields in the range 6.7-6.9% post the acquisition of GPT. Based on the pro forma distribution for the year ending 30 June 2005 of 39.6 cents per stapled security as forecast by Stockland, this yield implies a trading range of approximately $5.75-5.90 for Stockland securities. On this basis, the Stockland Offer has a value of $3.50-3.59 per GPT unit (assuming continuation of current trading conditions).

This value range is consistent with the "see through" value of the Stockland Offer based on the Stockland security price since the announcement of the Stockland Offer after adjusting for differences in distribution entitlements. The weighted average Stockland security price since announcement is $5.90 (up to 10 December 2004):

Value of Stockland Offer per GPT Unit		
Period from 8 November to 10 December	Stockland Price	Value of Stockland Offer[39]
Low Price	5.71	3.40 - 3.44
Volume weighted average price	5.90	3.49 - 3.53
High price	6.04	3.57 - 3.61

GPT unitholders should recognise that security prices fluctuate and the price at which Stockland securities trade in the future may be higher or lower than the prices implied by the current price of Stockland.

[39] The prices of Stockland securities and GPT units effectively include some element of accrued distributions. In order to adjust for the differences between the accrued distribution entitlements, the value of the Stockland Offer should be reduced by approximately 6 cents per GPT unit. The 6 cents reflects the Stockland distributions that the GPT unitholders will not be entitled to of approximately 17 cents per Stockland security (accrued during the period 1 July to 10 December 2004) and the GPT distributions of approximately 4 cents per unit (accrued during the period 1 October to 10 December 2004) that GPT unitholders will be entitled to. If the method of calculation is based on the accrual from the ex distribution date, the differential would be approximately 10 cents. Another method of calculation is to ignore the accrual period and simply allow for the full distributions. On this basis the differential would be approximately 6 cents.



In addition, there are certain risk factors and other issues that have been raised which could impact on Stockland's market value including:

- the questions in relation to sustainability of Stockland's market rating given the impact of the acquisition on growth outlook and the softening residential market (see Section 6.2.2 above);

- pre-emptive rights and change of control provisions exist in relation to properties co-owned by GPT. GPT in its Target Statement has indicated that all but two of these are not triggered by a change of control of GPT or by Stockland replacing GPT Management as responsible entity. Those that can be exercised are held by Lend Lease and relate to GPT's interest in Twin Waters and Rouse Hill. While Lend Lease has indicated it will exercise these rights, the impact is not likely to be material in the context of GPT's $8.1 billion portfolio. GPT's interest in these assets had a book value of $18.4 million at 30 June 2004;

- Stockland has estimated cost savings of $40 million per annum after tax in the year ending 30 June 2005. This estimate was prepared by Stockland based only on publicly available information in relation to GPT. Accordingly, there is necessarily some uncertainty regarding the level of cost savings. Notably, the forecast interest savings will also incurr a not insignificant cost to achieve them; and

- there may be risks in integrating GPT operations, management and information technology systems. Stockland has demonstrated a track record of successfully completing a number of property trust acquisitions but:

  - GPT will be by far its largest and potentially most complex acquisition; and

  - Stockland would also be integrating the Lensworth business at the same time.

All of these factors suggest caution is necessary in attributing a value to the Stockland Offer. On the other hand:

- Stockland is a large entity and its securities are liquid and well traded. It is closely followed by investors and analysts;

- the Bidder's Statement set out information on the financial effects of the offer; and

- the market should be fully aware of these issues of concern and have taken them into account in determining the prevailing market price. Lend Lease has widely disseminated information raising a number of questions about the value of Stockland.

6.2.4 Value Analysis of Stockland

The valuation of Stockland's development business is one component in the analysis of the value of the offer. Grant Samuel has not had access to detailed non public information on this business but analysis of the market value can provide some insights.

One approach is to calculate an implied value for the development business and consider it as a stand alone development business. This approach assumes that the market value over and above the value of Stockland's investment assets (adjusted for an appropriate trading premium) is fully attributable to Stockland's corporate activities. The analysis is high level and requires numerous assumptions. To this extent it has limitations.

Since the announcement of the Stockland Offer, Stockland's securities have traded in the range $5.71-6.04 with a volume weighted average of $5.90 (to 10 December 2004). This implies a value of $2.7-3.4 billion for Stockland's corporate activities excluding the recently announced acquisition of the Lensworth business:



Stockland – Market Value Analysis ($ millions)		
	Low	High
Market price (per stapled security)	$5.71	$6.04
Stapled securities on issue (million) (at 10 December 2004)	1,295	1,295
Market capitalisation	7,397	7,824
Net borrowings (at 30 June 2004)	1,467	1,467
Borrowings for the acquisition of Lensworth	846	846
Enterprise Value	**9,710**	**10,137**
Less:		
Investment properties (book value at 30 June 2004)	(5,377)	(5,377)
Trading premium for investment properties (15%-10%)	(806)	(538)
Lensworth business (at acquisition cost)	(846)	(846)
Implied value of corporate activities (excl. Lensworth)	**2,681**	**3,377**

The implied value of Stockland's corporate activities has been calculated on the following basis:

- net borrowings is based on Stockland's balance sheet as at 30 June 2004;
- Stockland announced the acquisition of the Lensworth business from Foster's on 9 December 2004 for total cash consideration of $846 million. The acquisition is to be entirely debt funded. The analysis assumes that there is no uplift in the market value for Stockland stapled securities as a result of the acquisition (ie there is no net increase in Stocklands equity value);
- no allowance has been made for other assets and liabilities (e.g. the mark to market value of exchange rate and interest rate hedges);
- the value of investment properties is based on Stockland's balance sheet as at 30 June 2004. These are carried at valuation plus capital expenditure incurred post valuation to 30 June 2004. No allowance has been made for increased market value of the properties to the current date;
- a premium of 10-15% has been applied to the value of investment properties to reflect the premium to NTA that appears to exist for listed property trusts. The selection of a premium for Stockland's assets is arbitrary. The factors considered include:
  - listed property trusts that are pure investment vehicles are currently trading at an average premium to NTA of approximately 18% (on an ungeared basis). The premia to NTA has increased significantly over the last few months due to the firming of yields across the listed property trust sector. At one level a significant premium to NTA makes little intuitive sense although there are valid reasons for some premium:
    - the lag between the carrying value of assets (which are independently valued at regular intervals, usually every three years) and current value; and
    - the level of unrecognised profits inherent in assets under development.

    Nevertheless, the substantial premium exists, even for pure investment vehicles. This may be partly due to differences in approach between property securities investors (who are focussed on yield relative to alternatives) and property valuers and the value created by having an integrated portfolio of properties (and the risk effects of diversity) compared to the value of individual properties;
  - the premia to NTA varies significantly across the property trust sector and reflects a range of factors including the specific sector involved, the quality and composition of the underlying portfolio, its size and its expected distribution



growth profile. The office sub sector has been trading at a premium lower than the retail and industrial sub sectors reflecting the weak underlying performance of the sub sector over the last few years;

- office property trusts are currently trading at a premia to NTA of around 10-13% (ungeared), ING Industrial Fund is trading at a 22% premium to NTA (ungeared) and CFS Gandel Retail Trust is trading at a 16% premium. Diversified trusts such as DB RREEF Trust and Investa Group trade at premiums of 4% and 11% respectively; and

- in the 18 months prior to the announcement of the initial Lend Lease Proposal, GPT traded at a premium to NTA (on a geared basis) of between 5.8% and 18.8% with an average of 11.5%. This would be lower on an ungeared basis. GPT's portfolio predominantly consists of retail and office assets. The estimated market value of GPT in the absence of a takeover of $3.20-3.25 represents an ungeared premium to NTA (at 30 June 2004) of 12-13%.

A value of $2.7-3.4 billion for Stockland's corporate activities (excluding the Lensworth business) represents the following multiples of current and forecast earnings:

Stockland – Implied Multiples for Corporate Activities

	Variable ($ millions)	Multiples Low	Multiples High
Value range ($ million)		**2,681**	**3,377**
EBITA Multiple			
Year ended 30 June 2004 (actual)	171	15.7	19.8
Year ending 30 June 2005 (forecast)	208	12.9	16.3

The forecast EBITA for the non investment activities was not separately disclosed in Stockland's Bidder's Statement. It has been estimated from that document based on the stated proportion contributed by these activities. It is consistent with broker's estimates.

Stockland's corporate activities consist of development of residential estates and apartments, retail projects as well as hotel management and property funds management. However, the residential development activities account for almost all of its corporate EBITA (more than 95%). As a result, the implied multiples provide an indication of the rating of Stockland's development business.

The implied multiples of 15.8-19.9 times historical EBITA and 13.0-16.3 times forecast EBITA appear high:

- trading multiples for comparable Australian listed development companies are lower. Peet & Co trades on an historical EBITA multiple of 9.7 times while AV Jennings trades on 5.1 times. Peet & Co trades on a forecast EBITA multiple of 9.0 times[31]; and

- the Delfin Lend Lease business was valued by Grant Samuel in its report on the Lend Lease Proposal at values that implied 9.4-10.1 times historical EBITA and 8.3-9.0 times forecast EBITA. The valuation, based on a number of metholdologies including discounted cash flow, was for the whole of the business and included a premium for control. Trading multiples would be lower.

There are differences between the development businesses. Stockland predominantly owns land which it then develops while Delfin Lend Lease and Peet & Co which have land management agreements with land owners. The land management model has lower

[31] Forecast estimates for AV Jennings are not available.



margins but does not require the capital or incur the holding costs from owning land inventory. At the same time, Stockland captures the full upside from increases in the land value over time. Nevertheless, the implied multiples are above the level Grant Samuel would attribute to the Stockland business based on the information available (although it is acknowledged that access to non public information could change this view).

While the above analysis is high level, it illustrates the high market rating attributable to Stockland's development activities relative to other listed development companies and is a valid area of concern for GPT unitholders in an environment where there is evidence of a softening in the residential market. This issue is accentuated on a post acquisition basis because of the premium to NTA that would be effectively paid by Stockland to acquire GPT. The effect is that the implied multiples for the development business increase even further if Stockland's market price is to remain at current levels.

6.3 Impact on Earnings, Distributions, NTA and Gearing

It is expected that Stockland's acquisition of GPT would result in increased earnings and distributions attributable to GPT unitholders. Pro forma forecasts presented in Stockland's Bidder's Statement indicate that distributions attributable to GPT units will increase by 7.1% in the year ending 30 June 2005:

Pro Forma Forecast Financial Impact of the Stockland Offer			
	Pre Acquisition	Post Acquisition	% change
Earnings and Distributions			
Earnings per GPT equivalent unit	22.5¢	24.4¢	+8.4%
Distribution per GPT equivalent unit	22.5¢	24.1¢	+7.1%
Distribution payout ratio	100%	~99%	
Financial Position and NTA			
NTA per GPT unit	$2.74	$2.50	-8.6%
Gearing	29.5%[32]	31.2%[33]	+5.8%

Source: Stockland Bidder's Statement, GPT Explanatory Memorandum

The increase in earnings and distributions reflects assumed cost savings of $40 million per annum after tax (assuming Stockland acquires 100% of GPT) and the acquisition terms.

Stockland is expecting to achieve cost savings after tax of $40 million in 2005 with the acquisition of GPT. The savings were estimated by Stockalnd without access to detailed operational information on GPT's cost base and accordingly, there is some uncertainty as to their achieveability. The savings are:

- $22 million in responsible entity fees from the internalisation of management;
- $15 million in property management and leasing fees from internal management of GPT's wholly owned properties; and
- $3 million in listing fees, registry costs and other public company costs.

Stockland has assumed net interest savings of approximately $2.4 million from restructuring GPT's debt and swap arrangements. GPT has stated that there would be a cost of $8 million to achieve this saving. An additional $3.4 million per annum in interest savings is expected from aligning GPT's quarterly distribution profile with Stockland's half yearly profile.

The after tax cost savings of $40 million in 2005 assume that Stockland acquires 100% of GPT. In the event that more than 50.1% and less than 90% is acquired by Stockland, not all the synergies

[32] After acquisition of Nature Based Resorts

[33] After acquisition of Lensworth.



would be achieved. For example, the savings of $3 million in listing fees and other costs would not be achieved as GPT would remain a separately listed entity. However, Stockland would assume the role of responsible entity of GPT and property manager of GPT wholly-owned properties. This will result in additional revenue to Stockland at no additional cost to GPT.

The following table sets out the composition of the forecast distribution for the year ending 30 June 2005 and illustrates the impact on distributions of several factors[34]:

Contribution to Distributions per Equivalent GPT Unit	
Component	**Contribution to Distributions (cents)**
GPT stand alone distributions	22.5
Cost savings	0.9
Impact of favourable acquisition terms	0.6
Net interest savings and other	0.1
Total distribution per equivalent GPT unit	**24.1**

GPT unitholders would receive distributions from Stockland consisting of some combination of franked dividends, tax deferred distributions and taxable distributions. The majority of the distributions will be either tax deferred distributions or taxable distributions (more than 85% based on pro forma figures for the year ending 30 June 2005) rather than dividends. The post tax position of individual unitholders will vary depending on their marginal tax rate and their ability to utilise franking credits and the tax deferred component of any distribution. However, it is likely that the proportion of income that is tax deferred will decrease (although pro forma income is 7% higher).

Distributions are paid half-yearly in accordance with Stockland's current distribution policy. Stockland would target a pay out of 100% of trust earnings and 90% of corporate earnings before amortisation of goodwill. This policy provides the Stockland with the ability to smooth distributions by reducing the impact from its more volatile active corporate businesses.

The Stockland acquisition would result in a reduction in attributable net tangible asset backing from $2.74 to $2.50 per GPT unit. This reduction reflects both the premium to NTA offered by Stockland and that, while GPT was trading relatively close to NTA prior to the announcement of the initial Lend Lease Proposal, Stockland trades at a much larger premium to NTA. The absolute reduction will be greater to the extent GPT's net assets increase as a result of its proposed revaluation of certain assets as at 30 September 2004.

Gearing for Stockland post the acquisition of GPT will be higher than GPT's current gearing[35]. The gearing of Stockland is expected to be around 31.2% (after allowing for the acquisition of Lensworth) compared to GPT's current gearing level of 29.5% (after allowing for the acquisition of the Nature-Based Resorts) on a pro forma basis as at 30 June 2004. This is not considered to be a significant issue for GPT unitholders and is within Stockland's targeted range of 25-35%.

6.4 Assessment of the Stockland Offer

Based on a value for the Stockland Offer of $3.50-3.59, the offer provides:

- a premium to the estimated trading price of GPT units based only on fundamentals and in the absence of a takeover offer of 8-12%;
- a premium to net tangible asset backing (as shown in the latest audited GPT accounts) of 28-31% although this premium may be more modest after the impact of GPT's proposed revaluation of certain assets; and

[34] Analysis is illustrative only and may not be theoretically correct.

[35] Gearing for this purpose defined as total borrowings to total assets.

- an "exit yield" of 6.3-6.4%.

Premium and Exit Yield Implied by the Stockland Offer		Premium based on notional GPT exit price of	
		$3.50	$3.59
Premium to pre Lend Lease Proposal market price:			
20 May 2004[36]	- $3.06	14.4%	17.3%
Month prior to 20 May 2004	- $3.02	15.9%	18.9%
Three months prior to 20 May 2004	- $3.03	15.5%	18.5%
Premium to adjusted market price:			
20 May 2004 closing price with market yield reduction of 0.2%	- $3.20	9.4%	12.2%
20 May 2004 closing price with market yield reduction of 0.3%	- $3.25	7.7%	10.5%
Discount to current volume weighted average market price:			
10 December 2004	- $3.71	-5.7%	-3.2%
Since announcement of offer to 10 December 2004	- $3.67	-4.6%	-2.2%
Premium to reported NTA at 30 June 2004 per GPT unit - $2.74		**27.7%**	**31.0%**
"Exit yield" - forecast stand alone distribution for year ending 30 June 2005		**6.4%**	**6.3%**

The premium to net assets and exit yield implied by the Stockland Offer can be compared with evidence from recent selected acquisitions of listed property trusts:

Recent Selected Transaction Evidence[37]

Date	Target	Bidder	Consideration[38] ($ millions)	Premium to Net Assets (%)	Exit Yield[39] (%)
July 2004 (pending)	Principal America Office Trust	Macquarie Office Trust	856.6	25.3%	8.8%
July 2004	Prime Retail Group	Centro Properties Group	392.6	9.3%	8.9%
Aug 2003	Australian Growth Properties Ltd	Trans Tasman Properties Ltd	256.4	(16.7%)	na
Jul 2003	AMP Industrial Trust	Macquarie Goodman Industrial Trust	449.9	22.8%	7.9%
May 2003	Principal Office Fund	Investa Property Trust	1,503.8	2.4%	6.8%
May 2003	AMP Diversified Property Trust	Stockland	1,647.9	26.1%	6.6%
May 2003	AMP Shopping Centre Trust	Westfield Trust	1,459.5	28.6%[40]	6.3%
Jul 2002	Colonial First State Property Group	Commonwealth Property Office Fund and Gandel Retail Trust	1,658.0	28.4%	7.1%
Aug 2000	Macquarie Industrial Trust	Goodman Hardie Industrial Property Trust	291.3	9.9%	9.5%
Jul 2000	BT Property Trust	BT Office Trust	500.7	(0.2%)	8.2%
Jul 2000	Paladin Commercial Trust	Commercial Investment Trust	508.1	6.3%	8.0%
May 2000	Flinders Industrial Trust	Stockland	288.6	12.1%	9.0%

Many of the recent transactions involved the issue of scrip as consideration. Where this was the case, the scrip has been valued based on the price of the bidders' securities before announcement

[36] Day before GPT units were suspended from trading ahead of the initial announcement of the Lend Lease Proposal

[37] Premia for three way mergers (eg formation of DBREEF Trust and Westfield Group) have been excluded. Calculating meaningful premia for these transactions can not be reliably done.

[38] Implied value of 100% of entity acquired.

[39] Exit yield calculated as forecast distribution per unit divided by consideration value per unit.

[40] AMP Shopping Centre Trust revalued its portfolio as at 30 June 2003 which led to an increase in NTA of 23 cents per unit. The NTA premium would have been 12.4% if based on this revised NTA.

of the offer (or revised offer). Where there was no revision to the initial offer, the price of the bidder's scrip does not incorporate any re-rating benefits and accordingly the premium shown may be lower than was in fact realised.

The table shows that a number of transactions, particularly since 2002, have been priced at significant premia to net assets. The larger transactions with values in excess of $1 billion have been at premia of between 2.4% and 28.4% but generally well above 10%. The exit yield for three of the four large transactions was 6.8% or lower.

The "offer premium" available to GPT unitholders is broadly consistent with the transaction evidence. The premium to NTA of 28-31% is at the higher end of these selected transactions, while the exit yield at 6.3-6.4% is at the lower end for the transactions shown. However:

- GPT has announced that it intends to revalue certain key assets as at 30 September 2004. This could result in an uplift in NTA, reducing the effective premium to NTA (but even if this was the case it is likely that there would still be a meaningful premium); and

- an exit yield at the low end would in any event be appropriate for GPT given its high quality portfolio and the low yield (relative to other trusts) at which it has generally traded.

Nevertheless, it is difficult to conclude that the Stockland Offer is "fair" given the value of $3.72 per GPT unit attributed to the Lend Lease Proposal which was rejected by GPT unitholders (albeit with a majority of unitholders voting to accept it). Indeed, based on current market prices for Lend Lease of $12.80-12.90, the "see through" value of the Lend Lease Proposal may have been even higher. The Stockland Offer is demonstrably inferior in value terms to the Lend Lease Proposal.

The Lend Lease Proposal is no longer "on the table" and is therefore not currently available to GPT unitholders. However, it demonstrates the value that is potentially achievable. In comparing the value of the Stockland Offer to the value of the Lend Lease Proposal, it is important to recognise the following:

- the value of $3.72 attributed to the Lend Lease Proposal reflected the one month volume weighted average price of GPT units to 5 November 2004. The high level of trading in GPT units, the detailed information in the market on the Lend Lease Proposal, the high expectation of the transaction occurring (at that stage) and the level of consistency between the Lend Lease share price and GPT unit price provided prima facie evidence that GPT's price reflected the market's expectations of where the merged Lend Lease/GPT group would trade. To the extent there was any "option value" in the GPT unit price during this time (i.e. expectations of a higher offer) Grant Samuel believes it was minimal. The Lend Lease Proposal was the result of extensive negotiations over a long period. There was limited scope for a higher offer for GPT by any party. This is supported by the evidence of the subsequent offer by Stockland actually being at a lower value;

- the current Lend Lease price may be affected by speculation. There has been considerable press commentary that potential bidders for Lend Lease are examining the options available to them. This may have contributed to the rise in the Lend Lease share price from around the level just prior to the announcement of the Stockland Offer of $11.70. At the same time, Lend Lease has been putting considerable effort into explaining its business and strategy to institutional investors and analysts and there may be an increasing level of confidence in the prospects for the underlying business operations;

- the Lend Lease Proposal is no longer "on the table" and the current Lend Lease price may no longer reflect the impact of that proposal. Arguably that proposal involved considerable value transfer to GPT, the impact of which may not be reflected in the Lend Lease price today; and

- the value of the Lend Lease Proposal would have reflected the benefits and synergies available to Lend Lease which in part may be unique to Lend Lease. GPT is the largest

construction client of Lend Lease's Bovis business. Equally, Stockland has also forecast substantial levels of synergies and cost savings.

There are some grounds on which the Stockland Offer could be argued to be reasonable. The value of $3.50-3.59 per GPT unit is greater than the level of $3.05 at which GPT units were trading prior to 24 May 2004 when the initial Lend Lease Proposal was announced. More relevantly, it exceeds the prices at which GPT units are likely to trade today based only on fundamentals (i.e. in the absence of any proposed takeover or merger) even having regard to the uplift in property trust values (decline in yields) since May 2004. Grant Samuel has estimated this to be in the range of $3.20-3.25. GPT units were trading at a yield of 7.2% prior to the announcement of the initial Lend Lease Proposal based on the then forecast distribution for the year ending 30 June 2005[41]. Since May 2004 yields in the listed property trust sector have fallen across the board, with yields for larger trusts falling by between 0.1% and 0.9% (depending on the entity):

Movement in Yields for Selected Comparable Listed Property Groups

Stapled Security/Trust	Distribution Yield (%) Forecast 2005 Distribution		Movement (%)
	Pre-Lend Lease Proposal (20 May 2004)	Current (10 Dec 2004)	
Westfield Group	7.0%	6.6%	-0.4%
Stockland	6.9%	6.5%	-0.4%
Mirvac Group[42]	7.6%	7.5%	-0.1%
Centro Properties Group	7.4%	6.5%	-0.9%
Multiplex Group[42]	7.7%	7.1%	-0.6%
CFS Gandel Retail Trust	7.1%	6.2%	-0.9%
Simple average	*7.3%*	*6.7%*	***-0.6%***
Weighted average	*7.1%*	*6.6%*	***-0.5%***

Source: IRESS, Trust Announcements, Brokers' reports

A firming of, say, 0.2-0.3% in GPT's standalone yield would result in GPT trading at a yield of 6.9-7.0%. Based on a forecast distribution of 22.5 cents for 2005, a yield of 6.9-7.0% implies market prices of $3.20-3.25 (an increase of approximately 5-7% over the pre announcement price of $3.05).

This range is arguably a reasonable estimate of the prices at which GPT units would trade in the absence of any takeover proposal. However, the range may be conservative. By way of comparison, Stockland's price increased by approximately 15% in the period from May to just prior to the announcement of the Stockland Offer.

The value of the Stockland Offer is also well is excess of GPT net tangible asset value of $2.74 as at 30 June 2004 and is still likely to represent a meaningful premium even after the potential revaluation as at 30 September 2004.

However, Stockland does not have a controlling interest in GPT and the GPT register remains open. Further, the Stockland Offer is at a premium to where GPT units would trade today in the absence of any takeover activity of only 8-12% (and possibly less). There are no apparent reasons why GPT unitholders should accept a low premium. The level of interest by various parties underlines its strategic value. GPT represents a very rare opportunity to acquire a lage portfolio of high quality assets. Certainly, it would be unwise to assume that, at this stage, no better alternative will come forward.

41 Brokers' forecast 2005 distribution for GPT in May 2004 was approximately 21.9 cents per unit.

42 Currently involved in a corporate transaction. Security prices immediately prior to announcement of the respective transactions have been used.



In this context, GPT has considered a number of alternatives in the course of assessing the Lend Lease Proposal and continues to consider alternatives following the lapse of the Lend Lease Proposal. These include:

- the internalisation of management;
- an acquisition of certain businesses and assets together with an internalisation; and
- a transaction with another property business or consortium of businesses.

The internalisation of management is an option that is always available to GPT. GPT could either acquire GPT Management from Lend Lease or GPT unitholders could vote to remove GPT Management as responsible entity and internalise management (without compensation to Lend Lease). This would eliminate fee leakage and align the interests of management and unitholders.

While the acquisition of GPT Management in isolation is unlikely to be attractive to Lend Lease, it may be attractive in the context of a Stockland Offer which if successful may involve the loss of GPT management without any compensation to Lend Lease. The Stockland Offer may also raise practical difficulties for Lend Lease given that all GPT Management staff are effectively employed by Lend Lease.

An alternative transaction to the Stockland Offer cannot be ruled out. There is potential for a transaction emerging with one or more large scale property businesses or even an alternative proposal from Lend Lease:

- GPT has been "in-play" since May 2004. The Lend Lease Proposal was on foot until it was voted down on 17 November 2004 and Stockland announced its offer on 5 November 2004;
- Lend Lease will inevitably continue to have a vital interest in GPT's future and it is conceivable that Lend Lease could come back with a revised or quite different proposal;
- Westfield Group has emerged as a substantial unitholder in GPT with 6.5% of units on issue. It has not indicated its intentions regarding GPT although it is reported to have voted against the Lend Lease Proposal; and
- GPT's properties are high quality and the portfolio is unique. It would undeniably be attractive to other property groups.

There is also potential for Stockland to increase its offer it if is not successful. The Stockland Offer is scheduled to close on 14 January 2005. Acceptance of the Stockland Offer would close out the opportunity for alternative proposals to come forward.

On the other hand, there has been a long period for alternative proposals to be put to GPT since the initial announcement of the Lend Lease Proposal. The Stockland Offer has been the only one to emerge (other than the Lend Lease Proposal). The prospects of an alternative transaction are limited by the size of GPT. Westfield Group on its own would have difficulties in acquiring all of GPT due to potential competition issues regarding GPT's shopping centre assets and would most likely need to divest a number of assets. Most transactions would likely require a large component of scrip funding thereby reducing the potential to increase distributions per unit through the use of leverage. In addition, the pricing of GPT units means that the terms of any transaction are likely to be dilutive for most parties.

Nevertheless, Grant Samuel's conclusion is that there are no compelling reasons to accept the Stockland Offer in its present form at the present time. By not accepting the Stockland Offer, GPT unitholders will leave GPT in play and possibly encourage Stockland to lift its offer. There is no imperative to act quickly. In Grant Samuel's opinion, unitholders should wait to see what other proposals emerge.

Unitholders that wish to realise their investment should consider selling on market, at least while the unit price remains above the value implied by the Stockland Offer.

6.5 Contribution Analysis

The Stockland Offer can be assessed on an alternative basis by comparing the proportion of combined group to be held by GPT unitholders with the relative contribution of market value to the combined group by GPT. GPT unitholders will in aggregate hold approximately 48.5%[43] of Stockland post the acquisition if Stockland acquires 100% of GPT units on issue.

Market values across a range of periods have been considered as the security price at a particular time may be affected by a number of one off factors. The date of 20 May 2004 has been used as the reference point for market value as this was the last trading day prior to the commencement of takeover activity in relation to GPT (being the initial announcement of the Lend Lease Proposal). The contribution of GPT unitholders based on a range of prices is summarised below:

Stockland Post Acquisition of GPT – GPT Market Value Contribution	
Percentage ownership of Stockland post acquisition	**48.5%**
Percentage GPT contribution to merged entity based on market prices	
As at close of business on 20 May 2004[44]	47.2%
Volume Weighted Average for periods up to and including 20 May 2004[44]	
1 week	47.5%
1 month	47.2%
3 months	46.4%
Simple Daily Average for periods up to and including 20 May 2004[44]	
1 week	47.5%
1 month	47.2%
3 months	46.3%
Range – daily prices over past three months	
Minimum	45.9%
Maximum	46.3%

Source: Grant Samuel analysis

The contribution of GPT unitholders based on the weighted average daily market prices over the three months prior to the initial announcement of the Lend Lease Proposal is illustrated in the following graph:


Contribution of Market Value to Stockland
over the three months to 20 May 2004
(based on weighted average daily share prices)
Percentage Interest in Stockland post Acquisition
50.0
48.0
46.0
44.0
42.0
GPT unitholders' 48.5% ownership interest in Stockland Group post acquisition
Proportion of value contributed
20 February
20 May 2004

Source: IRESS

[43] Based on pro forma stapled securities on issue for Stockland as shown in the Bidder's Statement. The percentage would be 48.6% based on the current number of Stockland securities on issue.

[44] Excludes the acquisition by Lend Lease of 17.3 million units in GPT after the close of trading on 20 May 2004.



Based on the prices of Stockland securities and GPT units in the three months prior to the initial announcement of the Lend Lease Proposal, the 48.5% share of Stockland post acquisition of GPT to be held by GPT unitholders is favourable compared to GPT's contribution in terms of market value.

GPT's contribution based on market values would be more favourable if assessed on market prices up to the announcement of the Stockland Offer. This is because of the strong upward movement in Stockland's trading price since May 2004.

However, Grant Samuel does not consider this analysis to be particularly meaningful because:

- the Stockland Offer is not a merger as such; and
- the price analysis is now six months out of date and more recent data is distorted by the subsequent events.

Accordingly, little weight has been placed on it.

6.6 Other Issues for GPT Unitholders

6.6.1 Nature of Investment in Stockland

The investment characteristics and risk/return profile of the investment held by GPT unitholders will change. Approximately 70% of Stockland's EBIT are from passive property ownership with the balance from its residential development business. The development business is a higher return/higher risk business than property investment.

Development income is initially forecast to represent only 16% of the enlarged group's earnings but is likely to increase following Stockland's acquisition of Lensworth to around 20%.

Stockland Post Acquisition of GPT – Pro Forma 2005 Forecast Earnings[45]


Residential Development 16%
Shopping Centres 42%
Hotels 6%
Industrial 7%
Office 29%

Source: Bidder's Statement

Stockland's initial target post the acquisition of GPT is to increase development income to between 25% and 30% of total earnings before interest and tax within three years. Stockland has a strong position in a fragmented market and has demonstrated its ability to profitably grow the development business. However:

- with 20-30% of earnings from development, GPT unitholders would have a significant exposure to non investment income. While the change in the overall risk/return

[45] Pro forma earnings before interest and tax for the year ending 30 June 2005.



profile is not as dramatic as it was with the Lend Lease Proposal, Lend Lease's activities were relatively diversified. In contrast, Stockland's non investment activities are almost entirely concentrated in residential activity in Australia. This concentration may be of concern to some GPT unitholders;

- the business faces a challenging market environment going forward;
- Stockland employs a higher risk/higher return business model than Lend Lease's comparable Delfin Lend Lease business. Stockland's ownership of the "land bank" provides higher margins in a rising market but can put pressure on profitability when land prices weaken; and
- within the development business, Stockland has a significant exposure to one particular project which further concentrates risk.

The changes to the risk/return profile may not appeal to unitholders who have invested in GPT primarily for its high quality, diversified property portfolio and the consistent income that it provides. On the other hand, trends in the listed property trust market suggest that investors are increasingly attracted to income streams that are higher growth (and higher risk) than income streams from pure passive property investments.

GPT unitholders would acquire an exposure to Stockland's property portfolio which is of lower quality than GPT's. One indicator of quality is the capitalisation rate applied by property valuers. Stockland's property assets have an average capitalisation rate of 8.2% compared to 7.7% for GPT's property assets. In this respect, GPT unitholders would be diluting the overall quality of their portfolio.

6.6.2 Internalisation

The Stockland Offer will result in the effective "internalisation" of the management of GPT. If the Stockland Offer is successful, GPT unitholders will become security holders in Stockland and GPT Management will be replaced as manager of GPT by STML, the manager of Stockland.

GPT is one of the last remaining property trusts of significant scale that has an external management model. This model has until recent years been the accepted model for listed property trusts in Australia. The model was perceived to provide unitholders with a number of benefits including:

- access to expertise beyond real estate asset and property management services (eg debt and equity capital markets expertise);
- access to acquisition pipelines (eg property developers delivering investment properties to the trust); and
- economies of scale where an entity provided management services to more than one property investment vehicle (and therefore management fees charged to property owners could be lower).

However, the external management model has become increasingly unpopular with investors. A wave of consolidation and restructuring proposals over the last two years has resulted in a fundamental change in the listed property trust sector. The internal management model has now become the clearly preferred structure. This shift reflects the potential advantages that an internal management structure has over the external model in that it:

- removes the potential for conflicts of interest, the main one being that the manager has a primary interest in achieving asset growth even at the expense of returns; and



- effectively provides control over assets and strategy to the unitholders of the listed trust rather than allowing a third party responsible entity (potentially with little or no economic interest in the trust itself) to control decision making (albeit that unitholders retain the legal power to remove that responsible entity); and

- eliminates the leakage of value from the trust represented by the external management fee (albeit that compensation is usually paid in the internalisation process).

The Stockland Offer provides these advantages of an internalised model to GPT unitholders (as was the case with the Lend Lease Proposal). However, in the current environment, a change in the nature of GPT's management structure is perhaps inevitable. In fact, GPT has considered as alternatives to the Stockland Offer (and the Lend Lease Proposal) an internalisation of management.

6.6.3 Half Yearly Distribution

If the Stockland Offer is successful, GPT unitholders will receive distributions less frequently than they currently do. GPT distributes its income on a quarterly basis where as Stockland distributes its income on a half yearly basis. This may be unattractive to some unitholders.

Moreover, Stockland will effectively hold cash earmarked for distributions for longer periods of time. Holding cash for a longer period of time will result in a lower interest charge for Stockland (estimated at $3.4 million per annum by Stockland in its Bidders' Statement) and higher distributions for security holders. However, GPT unitholders, who effectively fund Stockland's higher cash balances, will only share in this benefit to the extent of their collective 48.5% interest in Stockland.

6.7 Acquisition of less than 100% of GPT

The Stockland Offer is conditional on 50.1% acceptance of GPT units on issue. It is possible that Stockland will achieve more than 50.1% but less than the 90% required to achieve 100% by way of compulsory acquisition. This would not be an attractive outcome for Stockland and could have an adverse impact on the price of Stockland securities:

- the failure of Stockland to achieve 100% control of GPT in itself could impact its market rating. The partially owned structure would be unattractive to the market; and

- Stockland would not achieve all of the identified cost savings of $40 million per annum. However, Stockland will seek to assume the role of responsible entity of GPT and property manager of GPT wholly-owned properties. In this case, Stockland would charge the same fees as currently charged by GPT Management (i.e. with no additional cost to GPT). Stockland would earn additional income from these activities contributing to earnings and distributions. The pro forma forecasts for Stockland post the acquisition of GPT based on 50.1% acceptance indicates an increase in earnings and distributions of 9.7% and 7.5% respectively.

An outcome with Stockland holding between 50.1% and 90% of GPT would also have an adverse impact on the GPT unit price:

- in the absence of takeover activity GPT units would trade at prices significantly lower than currently (i.e. based on fundamentals);

- GPT unitholders that do not accept the Stockland Offer will be unitholders in an entity with a reduced free float and significantly less liquidity;

- unitholders would lose control of GPT and its future direction;

- any cost savings achieved by Stockland would not benefit unitholders in GPT; and



- the growth prospects for GPT may be significantly reduced. Stockland may not have the same incentive as a 100% owner to grow and develop the assets of GPT.

Nevertheless it is unlikely that Stockland ownership of GPT of between 50.1% and 90% would continue indefinitely. It is probable that Stockland would eventually move to acquire the minorities in GPT. This might even be at a higher price than the Stockland Offer but the timing of any mop up offer would be at Stockland's choosing.

6.8 Taxation Consequences

The acquisition of GPT by Stockland has taxation consequences for GPT unitholders. The taxation consequences are set out in full in Section 9 of Stockland's Bidder's Statement, which contains tax advice from Mallesons Stephen Jaques in relation to the Australian taxation consequences of Stockland's acquisition of GPT for GPT unitholders.

There are several tax consequences arising from the Stockland Offer which could be disadvantageous to some GPT unitholders. The taxation consequences for resident GPT unitholders is summarised as follows:

- acceptance of the Stockland Offer will involve the disposal of GPT units by accepting GPT unitholders and each unit and share making up a Stockland stapled security is regarded as a separate asset for capital gains tax purposes;

- pre-CGT unitholders are not subject to any capital gains on disposal of their GPT units. However, pre-CGT unitholders will effectively lose their pre-CGT treatment with any subsequent sale of Stockland stapled securities fully subject to CGT (on the gain post acceptance of the offer). The tax advice in the Bidder's Statement indicates that the cost base allocated to the underlying Stockland shares and units should be in the proportion of 92% to the underlying units and 8% to the underlying shares, which reflects the net tangible assets of Stockland at 30 June 2004. The cost base of the underlying Stockland units and shares is to be determined as follows:

  - the CGT cost base for the underlying Stockland units acquired will depend on whether partial scrip-for-scrip rollover relief is available (which will only be the case if Stockland acquires 80% or more of GPT units on issue). If partial scrip-for-scrip rollover relief is available, the cost base will be equal to 92% of the market value of the Stockland securities at the time of acceptance. Otherwise the cost base will be equal to 92% of the market value of the GPT units provided for the Stockland units acquired;

  - the CGT cost base for the underlying Stockland shares acquired will be equal to 8% of the market value of the GPT units at the time of acceptance;

- post-CGT unitholders are taxable on any capital gains on disposal of their GPT units in exchange for the underlying units forming Stockland's stapled securities subject to the application of partial scrip-for-scrip rollover relief. If Stockland acquires 80% or more of GPT units on issue, rollover relief should apply and any capital gains are effectively deferred until subsequent sale of Stockland securities. The cost base of the underlying Stockland units received will reflect the rollover with 92% of the cost base of the original GPT units rolled over.

  If rollover relief applies, a GPT unitholder will be deemed to have acquired the Stockland unit at the time the original GPT unit was acquired. CGT will only be payable upon ultimate disposal of the stapled securities in Stockland. Individuals who do not dispose of their interest in Stockland within 12 months of the time the Stockland unit was deemed to be acquired, will be eligible for the 50% CGT discount (currently a maximum of 24.25% including the Medicare levy). If rollover relief does not apply, post-CGT GPT unitholders will be subject to CGT in respect of the underlying Stockland units they receive. The CGT cost base for the underlying Stockland units received will be equal to 92% of the market value of the GPT units provided for the Stockland units acquired.



The key issues for unitholders are therefore:

- the Stockland Offer is conditional only on a 50.1% acceptance level. There is a not insignificant risk that Stockland could achieve 50.1% but fail to achieve 80% acceptances. In this case there would be no rollover relief available for any GPT unitholder; and

- even if roll over relief applies, it will apply only to 92% of the gain;

- post-CGT unitholders are taxable on any capital gains on disposal of their GPT units in exchange for the underlying shares forming Stockland's stapled securities. There is no scrip-for-scrip rollover relief in respect of the underlying Stockland shares. The value of the Stockland shares received will be equal to 8% of the market value of Stockland stapled securities at the time of acceptance. The applicable cost base for determining the capital gain should be 8% of the cost base of the original GPT units. The cost base for the underlying Stockland shares acquired will be equal to 8% of the market value of the GPT units provided for the Stockland shares acquired;

- a portion of distributions to investors will be in the form of dividends which are expected to be fully franked. There may be unitholders in GPT who are unable to effectively utilise any franking credits attached to the dividends (e.g. offshore investors). However, the absolute level of cash distributions is forecast to be higher for GPT unitholders under the Stockland Offer.

Unitholders should refer to the taxation advice in Section 9 of the Bidder's Statement issued by Stockland for greater detail on the taxation consequences of the Stockland Offer. GPT unitholders should, in any event, consult with their personal taxation adviser as the tax consequences of the Stockland Offer may be complex.

It is possible that if Stockland gains control of GPT, Stockland Trust would be taxed as a trading trust at least for the year in which GPT is acquired. This is due to the ownership structure of GPT's Voyages business. In this case, distributions from Stockland Trust would be effectively treated as dividends which would be less than what Stockland Trust would otherwise pay because it would pay company tax. There would, however, be associated franking credits. This issue will need to be addressed by Stockland. It may require a restructuring of GPT's ownership of its Voyages business or specific relief from the Australian Taxation Office.



7 Qualifications, Declarations and Consents

7.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property development funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 320 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Ross Grant BSc (Hons) MCom (Hons) MBA, Atagün Bensan BSc (Hons) LLB and Dan Gerber BCom LLB ASIA. Each has a significant number of years of experience in relevant corporate advisory matters. Stephen Wilson MCom (Hons) CA (NZ) FSIA, Caleena Stilwell BBus CA ASIA, Stewart Hindmarsh BEc LLB (Hons) MBus (Fin) and Ashley Miles BCom BEng (Hons) assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

7.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion in relation to the Stockland Offer. Grant Samuel expressly disclaims any liability to any GPT unitholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Target's Statement issued by GPT Management and has not verified or approved any of the contents of the Target's Statement. Grant Samuel does not accept any responsibility for the contents of the Target's Statement (except for this report).

7.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management (and associated entities including Lend Lease) or Stockland that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Stockland Offer. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT Management (and associated entities including Lend Lease) and Stockland (and associated entities):

- in November 2004, Grant Samuel provided independent advice to GPT Management as to whether the Stockland Offer was superior to the Lend Lease Proposal;
- in October 2004, Grant Samuel prepared an independent expert's report in relation to the proposal to merge GPT with Lend Lease to form the Lend Lease Group;
- in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;
- Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited, acting as



responsible entity and manager of the Lend Lease US Office Trust;

- in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;
- in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by tender;
- Grant Samuel Property Pty Limited, a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT, managed by Lend Lease or owned or managed by Stockland; and
- the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.

In addition, one of the Grant Samuel executives involved in the preparation of this report holds a parcel of less than 1,000 shares in Lend Lease.

Grant Samuel has no involvement with, or interest in the outcome of, the Stockland Offer, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $650,000 for the preparation of this report. This fee is not contingent on the outcome of the Stockland Offer. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

7.4 Declarations

GPT Management has agreed that they will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving negligence, wilful misconduct, reckless misbehaviour, fraud, breach of contract or misleading or deceptive conduct by Grant Samuel. GPT Management has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Grant Samuel shall bear the proportion of such costs caused by its action where Grant Samuel or its employees or officers are found to have been negligent or engaged in wilful misconduct, reckless misbehaviour or fraud or liable for breach of contract or misleading or deceptive conduct. Any claims by GPT Management are limited to an amount equal to three times the fee paid to Grant Samuel.

Advance drafts of this report were provided to GPT and its advisers. Certain changes were made to the drafting of the report as a result of its circulation. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

7.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to accompany the Target's Statement to be sent to unitholders of GPT. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

7.6 Other

The accompanying letter dated 18 December 2004 form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
18 December 2004


SEC MAIL
RECEIVED
PROCESSING
JAN 2 4 2005
WASH. D.C.
202
SECTION

GPT
GENERAL PROPERTY TRUST

GPT Management Limited ABN 94 000 335 473
as Responsible Entity and Trustee of General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

16 December 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust - Letter to Unitholders

In accordance with Listing Rule 3.17, attached is a letter to be sent to Unitholders today.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary


RECEIVED
JAN 2 4 2005
202

GPT

GENERAL PROPERTY TRUST

GPT Management Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

15 December 2004

Dear Unitholder

The Bidder's Statement in relation to Stockland's offer to acquire all of the units in General Property Trust was despatched to GPT unitholders by Stockland on 13 December 2004.

As advised in our letter to you of 18 November, this proposal is being considered by GPT's Independent Directors. The Independent Directors have also commissioned an Independent Expert's Report from Grant Samuel & Associates Pty Limited.

GPT will issue a document known as a Target's Statement in response to Stockland's Bidder's Statement. In the Target's Statement, your Independent Directors will provide you with a recommendation in relation to the Stockland offer. The Target's Statement will be issued no later than 28 December 2004.

Unitholders should do nothing in relation to the Stockland proposal until they receive further information from GPT's Board.

If you have any questions, please call the Unitholder Information Line on 1800 350 150.

Yours sincerely

Peter Joseph
Chairman